

The Hong Kong and China Gas Company Limited
(Stock Code: 3)


10015710

annual report 2009

Reaching New Heights

2009

Energy Gets Greener

Further to our pioneering activities in the use of landfill gas in Hong Kong, the completion of a facility which liquefies coalbed methane as well as our compressed natural gas filling stations serving heavy duty trucks in mainland China, we continue to step up our exploration, research and development into the new eco energies. These include the production of methanol from the gasification of coal, the liquefaction of coal-mine methane as well as the study of unconventional sources of energy.

Infrastructure Development

An efficient infrastructure is essential for the smooth operation of modern society. Our gas, water and telecom networks form an indispensable part of this infrastructure both in Hong Kong and on the mainland. Looking forward, we will be making an even greater contribution to this infrastructure with the opening of Hong Kong's new aviation fuel facility in Tuen Mun, which will enhance Hong Kong's competitiveness in the aviation industry.

As a Public Utility

We continue to grow and expand our core business, providing safe and reliable gas supplies to 1.69 million gas accounts in Hong Kong and 10 million more on the mainland. With the addition of 17 new projects during the year, we now operate 103 projects spread throughout 19 provinces, municipalities and autonomous regions in mainland China.

Serving Our Customers

With excellent customer services, built on initiatives such as our "From Good to Great" campaign, we were the proud winners of the prestigious "2009 Hong Kong Awards for Industries: Customer Service Grand Award". We also received a total of over 5,000 complimentary customer letters during the year.

Ensuring Public Safety

Responsible for the gas infrastructure in the territories we operate, our gas links into 12 million homes as well as the sale and maintenance of tens of millions of gas appliances,



the safety of our staff, our customers and the public as a whole, remains an absolute priority. With this total commitment to gas safety, we have achieved record-low accident and gas leakage rates over the years.

Protecting the Environment

In line with the completion of our first carbon audit, we initiated our "Low Carbon Action!", which called for a cut of a million tonnes in carbon emissions and promoted a low carbon lifestyle to the people of Hong Kong.

Sustainability into the Future

To secure financial resources for our ongoing growth, we have issued a series of medium term notes since May 2009 with maturity terms of between 10 and 40 years. Building on the successful issue of our US$1 billion 10-year note in 2008, we became the first corporation in Hong Kong to issue these more long term Hong Kong dollar 30-year and 40-year notes. So far, HK$3.01 billion has been raised under this initiative.

CONTENTS

BUSINESS HIGHLIGHTS

	2009	2008	Change %
Operating (Company)			
Number of Customers as at 31st December	**1,698,723**	1,672,084	+2
Number of Customers per km of Mains	**531**	526	+1
Installed Capacity, thousand m^3 per hour	**511**	511	–
Peak Hourly Demand, thousand m^3	**490**	502	-2
Town Gas Sales, million MJ	**27,274**	27,583	-1
Number of Employees as at 31st December	**1,908**	1,922	-1
Number of Customers per Employee	**890**	870	+2
Financial			
Revenue, HK million dollars	**12,352**	12,352	–
Profit attributable to Shareholders, HK million dollars	**5,175**	4,303	+20
Dividends, HK million dollars	**2,285**	2,333	-2
Shareholders			
Issued Shares, million of shares	**6,529**	6,666	-2
Shareholders' Funds, HK million dollars	**32,846**	30,652	+7
Earnings per Share, HK cents	**78.7**	64.5	+22
Dividends per Share, HK cents	**35.0**	35.0	–
Shareholders' Funds, HK dollars per share	**5.03**	4.60	+9
Number of Shareholders as at 31st December	**11,922**	12,223	-2

FIVE-YEAR SUMMARY

Town Gas Sales

Company (million MJ)


30,000
25,000
20,000
15,000
10,000
5,000
0
05
06
07
08
09
Residential
Commercial
Industrial

Number of Customers per Employee

Company


900
800
700
600
500
400
300
200
100
0
05
06
07
08
09

Profit Attributable to Shareholders

(HK$ million)


10,000
8,000
6,000
4,000
2,000
0
05
06
07
08
09

Dividends

(HK$ million)


2,500
2,000
1,500
1,000
500
0
05
06
07
08
09

Chairman's Statement



The performance of the Group's gas business in Hong Kong **remained steady in 2009.** The Group's city-gas businesses in mainland China thrived and **continued to record good profit growth.**

The Year's Results

The performance of the Group's gas business in Hong Kong remained steady in 2009. In comparison, the Group's city-gas businesses in mainland China thrived and continued to record good profit growth whilst its emerging environmentally-friendly energy businesses are under proactive development.

Profit after taxation attributable to shareholders of the Group for the year amounted to HK$5,175.0 million, an increase of HK$872.5 million compared to 2008. Earnings per share for the year amounted to HK 78.7 cents, an increase of 22.0 per cent over 2008. Profit growth in 2009 was mainly due to growth in profits of mainland businesses, one-off gains from investments in projects in mainland China, and an increase in financial investment income.

During the year under review, the Group invested HK$2,760.2 million in production facilities, pipelines, plants and other fixed assets for the sustainable development of its various businesses in Hong Kong and the mainland.

Gas Business in Hong Kong

After a sharp decline during the first quarter of 2009 due to the global financial tsunami, Hong Kong's economy showed signs of recovery in the second quarter. However, the tourism, restaurant and hotel sector businesses only began to pick up gradually in the second half of 2009. In addition, higher average temperatures in 2009 compared to 2008 and the threat of human swine influenza, which adversely impacted local spending associated with inbound tourism, led to a slight decrease in total volume of gas sales in Hong Kong by 1.1 per cent compared to 2008. On the other hand, total number of appliances sold in 2009 was 219,896 units, an increase of 6.1 per cent over 2008. This was due to an improving local economy during the second half of 2009, the Company's introduction of more new products, expansion of sales channels and strengthening of market promotions. As at the end of 2009, the number of customers was 1,698,723, an increase of 26,639 compared to 2008.

Business Development in Mainland China

The Group's mainland businesses progressed well in 2009.

Although the impact of the global financial tsunami was severe in early 2009, the economic stimulus measures taken by mainland authorities helped their economy regain momentum in second quarter of 2009. The Group's city-gas and natural gas businesses benefited from this economic recovery, recording continuous growth. The Group's development of emerging environmentally-friendly energy projects, through its wholly-owned subsidiary ECO Environmental Investments Limited and the latter's subsidiaries (together known as "ECO"), is also progressing well. ECO is currently at a stage of developing projects for investment. Construction work for some of its projects is now in progress. In the long run, both city-gas and emerging environmentally-friendly energy businesses on the mainland have good prospects and investment value.

Overall as at the end of 2009, inclusive of projects of the Group's subsidiary company, Towngas China Company Limited ("Towngas China"), the Group had 103 projects spread across 19 provinces/municipalities/ autonomous regions, encompassing upstream, midstream and downstream natural gas sectors, the water supply and wastewater treatment sector, natural gas filling stations and emerging environmentally-friendly energy projects.

Diversification and an increase in the number of projects are rapidly transforming the Group from a locally-based company centred on a single business into a sizable, nation-wide, multi-business corporation with a focus on environmentally-friendly ventures and the energy sector.

(i) Mainland Utility Businesses

The Group's city-gas businesses progressed well in 2009, with new projects successfully established in Xinmi in Henan province, in Fengxian county Economic Development Zone and Suining county in Jiangsu province, and in Zhangshu, Fengcheng and Pingxiang in Jiangxi province. The project in Xinmi is the Group's first in Henan province. Inclusive of seven new projects established by Towngas China in 2009, the Group had 84 city-gas projects in mainland cities spread across 16 provinces/municipalities as at the end of 2009. During the year under review, the number of residential customers on the mainland reached 10,617,000 and total volume of gas sales was 6,870 million cubic metres. The Group has become the largest city-gas enterprise on the mainland.

With completion in the next three years of large-scale natural gas projects including transmission pipeline projects from Sichuan province to eastern and southern China and phase two of the West-to-East pipeline project, and an increase in the quantity of imported liquefied natural gas, the problem of natural gas supply not meeting demand will be mitigated. The Group therefore anticipates its mainland projects will have access to sufficient gas sources to enable them to continue to thrive in the future.

The Group's midstream natural gas projects are making good progress. These include high-pressure natural gas pipeline joint ventures in Anhui province, Hebei province and Hangzhou, Zhejiang province, and a joint venture that invests in the construction of natural gas pipelines and the exploitation of gas fields in Jilin province. These kinds of high-pressure natural gas pipeline joint ventures generate good returns and help the Group develop and strengthen its downstream city-gas market interests.

The Group operates water supply projects in Wujiang, Jiangsu province and in Wuhu, Anhui province, and manages an integrated water supply and wastewater joint venture in Suzhou Industrial Park, Jiangsu province. These projects are progressing well.

The Group will keep on looking for opportunities to invest in high-quality utility projects on the mainland.

(ii) Environmentally-friendly Energy Businesses

Liquefied Petroleum Gas Filling Stations and Landfill Gas Utilisation

The Group has been operating environmentally-friendly energy businesses in Hong Kong through ECO for several years. ECO's five dedicated liquefied petroleum gas filling stations and its North East New Territories landfill gas treatment facility continue to operate well. ECO is also endeavouring to acquire further landfill gas utilisation projects at other sites in Hong Kong. By making use of landfill gas which would otherwise be flared off, such projects help reduce greenhouse gas emissions and depletion of fossil fuels, thus improving air quality in Hong Kong.

Aviation Fuel Facility

Construction of ECO's phase-one aviation fuel facility, comprising a tank farm for storage of aviation fuel served by tanker jetties in Area 38, Tuen Mun, for Hong Kong International Airport, is basically complete, and a professional operating team has been set up ready for commencement of operation scheduled for the first quarter of 2010. Tanker jetties and facilities for unloading and transporting aviation fuel to Hong Kong International Airport via submarine pipelines will be provided. The entire facility will become a major logistics base for supply of aviation fuel in Hong Kong. Construction of a neighbouring second tank farm is also progressing well; commissioning is expected before the end of 2010 by which time this airport-based aviation fuel storage and logistic facility will be the largest of its kind in the world.

Coalbed Methane and Coal-mine Methane Liquefaction and Utilisation

ECO has endeavoured to develop clean and emerging environmentally-friendly energy projects on the mainland since early 2008 and has achieved good progress so far. Phase one of the Group's coalbed methane liquefaction facility located in Jincheng, Shanxi province commissioned in the fourth quarter of 2008 operated well and produced approximately 100 million cubic metres of liquefied coalbed methane in 2009 for transportation by tankers to downstream markets. This is the first large-scale coalbed methane liquefaction and utilisation project on the mainland. Construction of phase two of the facility is in progress. Once commissioned, which is expected to be in the fourth quarter of 2010, the annual production capacity will be increased to 300 million standard cubic metres, three times of its existing level. This project provides an additional gas source for the Group's city-gas projects. In 2009, ECO, in joint co-operation with mainland scientific research institutes, successfully developed and verified a technology to remove oxygen from coal-mine methane which typically contains about 40 per cent of methane and then to produce liquefied methane by using cryogenic liquefaction technique, similar to that used in coalbed methane liquefaction. The quality of liquefied methane is basically the same as, and compatible with, liquefied natural gas. ECO has recently pinned down a project in Chongqing to utilise the abundant coal-mine methane there for production of liquefied methane. This will be the world's first large-scale coal-mine gas utilisation project, other than in-situ power generation, to convert otherwise wasteful resources to fuel of high value.

Coal Mines and Coal Chemical Processing

ECO is also monitoring new technology for the production of clean energies from coal as a substitute for petroleum products, and keeping abreast related market trends and potential investment opportunities associated with these alternative fuels. To this end, ECO is now constructing a methanol production plant and developing a coal mine in Junger, Erdos, Inner Mongolia; both are expected to be commissioned by the end of 2010. The annual production capacity of this methanol plant is 200,000 tonnes of methanol. Additionally, ECO's coal mining and coking plant project in Fengcheng, Jiangxi province is progressing well. The total amount of resources reserves of coal mine projects invested by ECO is approximately 180 million tonnes, including thermal coal and prime coking coal. Plan is now in place to expand the coal resources reserves of these projects to 360 million tonnes. ECO is also proactively developing and establishing vehicular clean fuel filling station businesses in places such as Shandong, Shanxi, Shaanxi, Henan and Liaoning provinces following the successful commissioning of a compressed natural gas filling station in Shaanxi province in 2008, the largest of its kind on the mainland.

Establishment of Chinese Holding Company

In tandem with the rapid development of emerging environmentally-friendly energy businesses on the mainland, ECO established a Chinese holding company in Erdos, Inner Mongolia at the end of 2009 to enhance its management effectiveness and financing flexibility. The energy market on the mainland has great potential to expand. ECO's development of emerging environmentally-friendly energy businesses and its conclusion of related agreements are expected to bring good economic benefits and business prospects to the Group.

(iii) Towngas China Company Limited (Stock Code: 1083.HK)

The Group currently has a 45.61 per cent interest in Towngas China which recorded a profit of HK$265 million in 2009, an increase of 31 per cent over 2008.

The Group obtained an effective control over the majority of the board of directors of Towngas China, resulting from changes in the board of directors of Towngas China, in late December 2009. Therefore Towngas China was accounted for and consolidated into the consolidated accounts of the Group as a subsidiary as from 31st December 2009.

In 2009, Towngas China set up new city-gas project companies in Chiping county in Shandong province, in Xinjin county and the Xindu district of Chengdu in Sichuan province, in Huangshan in Anhui province, in Yangjiang in Guangdong province and in the Changjiu Industrial Corridor in Jiangxi province. Towngas China also signed agreements for the development of city-gas projects in Linqu in Shandong province and in the New Industrial District of Anshan in Liaoning province in November 2009 and February 2010 respectively. Towngas China will focus on developing city-gas businesses in small to medium-sized cities and continue to strive for rapid expansion through mergers and acquisitions.

Pipelaying Projects

In order to cope with future demand growth and enhance reliability of gas supply in Hong Kong, several pipelaying projects are currently underway. Laying of a 15 km pipeline to bring natural gas from Tai Po to Ma Tau Kok gas production plant, to partially replace naphtha as feedstock for the production of town gas, is progressing well. Construction of a 9 km pipeline in the western New Territories to strengthen supply reliability is also in progress. In tandem with the development of West Kowloon, South East Kowloon and a cruise terminal, planning for the networks in these regions is underway, including a route diversion for the submarine pipeline from Ma Tau Kok to North Point. Meanwhile, the Group reached a 30-year agreement with Ocean Park Hong Kong in 2009 for gas supply and utilisation. A gas transportation system will be developed to supply gas to Ocean Park's existing attractions, facilities and new extensions under development.

The Group will constantly allocate more resources to the renovation work of the network to ensure safe operation.

Property Developments

An overall total of approximately 1.21 million square feet of the Grand Waterfront property development project, located at the Ma Tau Kok south plant site, had been sold by the end of December 2009, representing over 98 per cent of the total residential floor area of the project. Leasing of the commercial area of the project is good.

The Group has a 50 per cent interest in the Grand Promenade property development project at Sai Wan Ho. An overall total of approximately 1.73 million square feet had been sold by the end of December 2009, representing over 99 per cent of the total residential floor area of the project.

The Group has an approximately 15.8 per cent interest in the International Finance Centre ("IFC") complex. Rental demand for the shopping mall and office towers of IFC continues to be good. The occupancy rate of the project's hotel complex, comprising the Four Seasons Hotel and Four Seasons Place, remains high.

Notes Programmes

In tandem with the Group's long-term investments on the mainland, HKCG (Finance) Limited, a wholly-owned subsidiary of the Group, successfully issued and sold US$1 billion notes guaranteed by the Company (the "Notes"; stock code: 4303.HK) in August 2008. The issue was very well-received by investors. A high credit rating of A1 (stable) was assigned to the Notes by international rating agency Moody's Investors Service and a high rating A+ (stable) by Standard and Poor's rating services. The issue also won a number of awards granted by several leading financial publications. The Group's success in completing this transaction before a tightening of credit in the financial markets as a result of the financial tsunami has contributed effectively to the provision of long-term financing for its business developments.

In May 2009, the Group further established a US$1 billion medium term note programme (the "MTN Programme") through HKCG (Finance) Limited. Since the establishment of the MTN Programme, the Group has issued medium term notes with an aggregate amount of HK$3.01 billion up to now at nominal interest rates ranging from 3.90 per cent to 5.00 per cent per annum with a maturity of 10 to 40 years. These included the first ever issue of 30-year notes and 40-year notes - the longest term corporate papers ever issued - in the Hong Kong dollar bond market. The good reception to these corporate papers reflects investors' confidence towards the Group's very strong credit standing and long-term development.

Company Awards

The Company has been honoured to receive the "2009 Hong Kong Awards for Industries: Customer Service Grand Award" in recognition of its strong tradition of putting "customers first" by providing them with the convenience of a one-stop service ranging from the supply of gas to appliance sales and after-sales services, including installation and maintenance. The "Hong Kong Awards for Industries" (the "Awards"), with full government support, is organised by various trade and industrial organisations representing different business sectors in Hong Kong. The organising committee is chaired by the Director-General of Trade and Industry. The Awards recognises the outstanding achievements of Hong Kong enterprises in different sectors, especially in their move towards higher technology and higher value-added activities. The Awards is highly valued by the local community and the trade and industrial sectors. The Company's persistent efforts in provision of more value-added services and introduction of innovations have once again earned it industry recognition.

In addition, the Company gained a "2009 Global Chinese Business 1000 – Hong Kong Top 20" award from Yazhou Zhoukan in recognition of the Company's top 20 market capitalisation ranking in Hong Kong as at the end of July 2009.

Employees and Productivity

The number of employees engaged in the town gas business was 1,908 at the end of 2009. During the year under review, the Company's customers increased by 26,639 with each employee serving 890 customers, slightly up compared to each employee serving 870 customers in 2008. Total remuneration for employees directly involved in the town gas business amounted to HK$656 million for 2009. In 2009, there was an approximately 2.5 per cent average increase in remuneration over 2008. The Group offers employees rewarding careers based on their capabilities and performance and arranges a variety of training programmes in order to constantly enhance the quality of the Group's customer services.

On behalf of the Board of Directors, I would like to thank all our employees for their dedication and hard work in creating value for shareholders and customers.

Bonus Issue of Shares

The Directors propose to make a bonus issue of one new share of HK$0.25 credited as fully paid for every ten shares held on the Register of Members on 20th May 2010. The necessary resolution will be proposed at the forthcoming Annual General Meeting on 28th May 2010, and if passed, share certificates will be posted on 31st May 2010.

Dividend

The Directors are pleased to recommend a final dividend of HK 23 cents per share payable to shareholders whose names are on the Register of Members as at 20th May 2010. Including the interim dividend of HK 12 cents per share paid on 19th October 2009, the total dividend payout for the whole year shall be HK 35 cents per share.

Barring unforeseen circumstances, the forecast dividends per share for 2010 after bonus share issue shall not be less than that for 2009.

Business Outlook for 2010

The Company anticipates steady growth and an increase of about 26,000 new customers in Hong Kong during 2010. Hong Kong's economy is gradually recovering from the global financial tsunami, with different business sectors including tourism, restaurant, and hotel sectors now beginning to prosper once again. The Group expects commercial and industrial gas sales and appliance sales in Hong Kong to remain stable in 2010. On the other hand, the Group's city-gas and natural gas businesses on the mainland are expected to continue to progress well. In addition, following the mainland government's move towards a policy of energy diversification and environmental protection, the Group predicts good prospects for its emerging environmentally-friendly energy businesses, which will ignite a new light illuminating the way for the Group's long-term development and business growth.

It is anticipated that the results of the Group's emerging environmentally-friendly energy businesses and mainland utility businesses will reach the same level as that of Hong Kong gas businesses in 2012, and will maintain growth momentum faster than Hong Kong businesses thereafter.

LEE Shau Kee
Chairman
Hong Kong, 16th March 2010

Board of Directors



From left to right

FRONT ROW

David Li Kwok Po

Lee Shau Kee
Chairman

Poon Chung Kwong

BACK ROW

James Kwan Yuk Choi

Alfred Chan Wing Kin

Colin Lam Ko Yin

Lee Ka Kit

Leung Hay Man

Lee Ka Shing

BIOGRAPHICAL DETAILS OF DIRECTORS

Dr. The Hon. LEE Shau Kee

G.B.M., D.B.A. (Hon.), D.S.Sc. (Hon.), LL.D.(Hon.),
Chairman & Non-executive Director

Age 81. Dr. Lee was appointed to the Board of Directors of the Company in 1978 and subsequently appointed Chairman in 1983. He has been engaged in property development in Hong Kong for more than 50 years. Dr. Lee is the Chairman and Managing Director of Henderson Land Development Company Limited ("Henderson Land Development") and Henderson Investment Limited, Chairman of Miramar Hotel and Investment Company, Limited, a Vice Chairman of Sun Hung Kai Properties Limited and a Director of Hong Kong Ferry (Holdings) Company Limited and The Bank of East Asia, Limited, all of which are listed public companies. Dr. Lee is also a Director of Henderson Development Limited ("Henderson Development"), Hopkins (Cayman) Limited ("Hopkins"), Rimmer (Cayman) Limited ("Rimmer"), Riddick (Cayman) Limited ("Riddick"), Timpani Investments Limited ("Timpani Investments"), Disralei Investment Limited ("Disralei Investment"), Medley Investment Limited ("Medley Investment") and Macrostar Investment Limited ("Macrostar Investment"). Henderson Land Development, Henderson Development, Hopkins, Rimmer, Riddick, Timpani Investments, Disralei Investment, Medley Investment and Macrostar Investment have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance (please refer to the notes on "Substantial Shareholders and Others" on pages 53 to 54 of this Annual Report for details). Dr. Lee was awarded the Grand Bauhinia Medal by the Government of the Hong Kong Special Administrative Region in 2007. Dr. Lee is the father of Mr. Lee Ka Kit and Mr. Lee Ka Shing, Non-executive Directors of the Company.

Mr. LEUNG Hay Man

F.R.I.C.S., F.C.I.Arb., F.H.K.I.S.,
Independent Non-executive Director

Age 75. Mr. Leung was appointed to the Board of Directors of the Company in 1981. He is a Non-executive Director of Henderson Land Development Company Limited ("Henderson Land Development"), Henderson Investment Limited and Hong Kong Ferry (Holdings) Company Limited, all of which are listed public companies. Henderson Land Development has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance (please refer to the notes on "Substantial Shareholders and Others" on pages 53 to 54 of this Annual Report for details). Mr. Leung is a Fellow of the Royal Institute of Chartered Surveyors, Fellow of the Chartered Institute of Arbitrators and Fellow of the Hong Kong Institute of Surveyors.

Mr. Colin LAM Ko Yin

F.C.I.L.T., F.H.K.I.o.D.,
Non-executive Director

Age 58. Mr. Lam was appointed to the Board of Directors of the Company in 1983. He has more than 36 years' experience in banking and property development. He is a member of the Court of The University of Hong Kong, a Director of The University of Hong Kong Foundation for Educational Development and Research Limited and a Director of Fudan University Education Development Foundation. Mr. Lam was awarded an Honorary University Fellowship by The University of Hong Kong in 2008. He is a Fellow of The Chartered Institute of Logistics and Transport in Hong Kong and a Fellow of The Hong Kong Institute of Directors. Mr. Lam is a Vice Chairman of Henderson Land Development Company Limited ("Henderson Land Development") and Henderson Investment Limited, Chairman of Hong Kong Ferry (Holdings) Company Limited, and a Director of Miramar Hotel and Investment Company, Limited, all of which are listed public companies. Mr. Lam is a Director of Henderson Development Limited ("Henderson Development"), Hopkins (Cayman) Limited ("Hopkins"), Rimmer (Cayman) Limited ("Rimmer"), Riddick (Cayman) Limited ("Riddick"), Disralei Investment Limited ("Disralei Investment"), Medley Investment Limited ("Medley Investment") and Macrostar Investment Limited ("Macrostar Investment"). Henderson Land Development, Henderson Development, Hopkins, Rimmer, Riddick, Disralei Investment, Medley Investment and Macrostar Investment have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance (please refer to the notes on "Substantial Shareholders and Others" on pages 53 to 54 of this Annual Report for details).

Dr. The Hon. David LI Kwok Po

G.B.M., G.B.S., O.B.E., J.P., M.A. Cantab. (Economics & Law), Hon. D.Sc. (Imperial), Hon. D.B.A. (Napier), Hon. D. Hum. Litt. (Trinity, USA), Hon. D.Soc.Sc. (Lingnan), Hon. LL.D. (Hong Kong), Hon. LL.D. (Warwick), Hon. LL.D. (Cantab), F.C.A., F.C.P.A., F.C.P.A. (Aust.), F.C.I.B., F.H.K.I.B., F.B.C.S., C.I.T.P., F.C.I.Arb., Officier de L'Ordre de la Couronne, Grand Officer of the Order of the Star of Italian Solidarity, The Order of the Rising Sun, Gold Rays with Neck Ribbon, Officier de la Légion d'Honneur,
Independent Non-executive Director

Age 71. Dr. Li was appointed to the Board of Directors of the Company in 1984. He is the Chairman and Chief Executive of The Bank of East Asia, Limited. Dr. Li is also a director of various listed public companies, including AFFIN Holdings Berhad, China Overseas Land & Investment Limited, COSCO Pacific Limited, Criteria CaixaCorp, S.A., Guangdong Investment Limited, The Hongkong and Shanghai Hotels, Limited, PCCW Limited, San Miguel Brewery Hong Kong Limited, SCMP Group Limited and Vitasoy International Holdings Limited. He was a Director of China Merchants China Direct Investments Limited and Dow Jones & Company, Inc. Dr. Li is the Chairman of The Chinese Banks' Association, Limited and the Chairman of the Hong Kong Management Association. Dr. Li is currently a Member of the Banking Advisory Committee, Member of the Council of the Treasury Markets Association and a Member of the Legislative Council of the Hong Kong Special Administrative Region. Dr. Li was awarded the Grand Bauhinia Medal by the Government of the Hong Kong Special Administrative Region in 2007 and he also received the Business Person of the Year Award in the Hong Kong Business Awards 2006. Dr. Li is a Fellow of Hong Kong Institute of Certified Public Accountants, Fellow of Institute of Chartered Accountants in England and Wales, Fellow of The Australian Society of Certified Practising Accountants, Fellow of Chartered Institute of Bankers, Fellow of The Hong Kong Institute of Bankers, Chartered Fellow of British Computer Society, Chartered IT Professional and Fellow of Chartered Institute of Arbitrators in England.

BIOGRAPHICAL DETAILS OF DIRECTORS

Mr. LEE Ka Kit

J.P.,
Non-executive Director

Age 46. Mr. Lee was appointed to the Board of Directors of the Company in 1990. He was educated in the United Kingdom. He is a Vice Chairman of Henderson Land Development Company Limited ("Henderson Land Development") and Henderson Investment Limited, both of which are listed public companies. He is also a Vice Chairman of Henderson Development Limited ("Henderson Development"). Henderson Land Development and Henderson Development have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance (please refer to the notes on "Substantial Shareholders and Others" on pages 53 to 54 of this Annual Report for details). Mr. Lee is a Member of the National Committee of the Chinese People's Political Consultative Conference. He was awarded an Honorary University Fellowship by The University of Hong Kong in 2009. Mr. Lee is the son of Dr. Lee Shau Kee, the Chairman of the Company and the brother of Mr. Lee Ka Shing, a Non-executive Director of the Company.

Mr. LEE Ka Shing

Non-executive Director

Age 38. Mr. Lee was appointed to the Board of Directors of the Company in 1999. He was educated in Canada. He is a Vice Chairman of Henderson Land Development Company Limited ("Henderson Land Development") and Henderson Investment Limited and Managing Director of Miramar Hotel and Investment Company, Limited, all of which are listed public companies. Mr. Lee is also a Vice Chairman of Henderson Development Limited ("Henderson Development") and a Director of Disralei Investment Limited ("Disralei Investment"), Medley Investment Limited ("Medley Investment"), Faxson Investment Limited ("Faxson Investment"), Chelco Investment Limited ("Chelco Investment") and Macrostar Investment Limited ("Macrostar Investment"). Henderson Land Development, Henderson Development, Disralei Investment, Medley Investment, Faxson Investment, Chelco Investment and Macrostar Investment have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance (please refer to the notes on "Substantial Shareholders and Others" on pages 53 to 54 of this Annual Report for details). Mr. Lee is a Member of the Tenth Guangxi Zhuangzu Zizhiqu Committee of the Chinese People's Political Consultative Conference and a Member of the Tenth Foshan Committee of the Chinese People's Political Consultative Conference. Mr. Lee is the son of Dr. Lee Shau Kee, the Chairman of the Company and the brother of Mr. Lee Ka Kit, a Non-executive Director of the Company.

Professor POON Chung Kwong

G.B.S., Ph.D., D.Sc., J.P.,
Independent Non-executive Director

Aged 70. Professor Poon was appointed to the Board of Directors of the Company in 2009. He is a President Emeritus of The Hong Kong Polytechnic University and had devoted 40 years of his life to advancing university education in Hong Kong before he retired in January 2009 from his 18-year presidency at The Hong Kong Polytechnic University. Professor Poon is a non-executive director of Lee & Man Paper Manufacturing Limited and an independent non-executive director of Hopewell Highway Infrastructure Limited and K. Wah International Holdings Limited, all of which are listed public companies. Professor Poon received the OBE award in 1991, the Gold Bauhinia Star (GBS) award in 2002, the "Leader of the Year Awards 2008 (Education)" and the Honorary Degree of Doctor of Humanity from the Hong Kong Polytechnic University in 2009. In addition, Professor Poon has been a member of the National Committee of the Chinese People's Political Consultative Conference since 1998. He is also the Honorary Professor of a number of top-rated universities in the Mainland China.

Mr. Alfred CHAN Wing Kin

B.B.S., B.Sc. (Eng), M.Sc. (Eng), C.Eng., F.H.K.I.E., F.I.Mech.E., F.I.G.E.M., F.E.I.,
Managing Director

Age 59. Mr. Chan joined the Company as the General Manager – Marketing in 1992 and was appointed as the General Manager – Marketing & Customer Service in 1995. He was appointed to the Board of Directors of the Company in January 1997 and as the Managing Director in May 1997. Mr. Chan is a director of major local and overseas subsidiary companies of the Group. He is also the Chairman and President of Hong Kong & China Gas Investment Limited, the Group's investment holding company in mainland China and chairman, vice chairman or a director of most of the Group's joint venture companies in mainland China. Mr. Chan is the Chairman of Towngas China Company Limited, a listed public company. He is also an Independent Non-executive Director of Standard Chartered Bank (Hong Kong) Limited. He is a Member of the Eleventh Wuhan Committee of the Chinese People's Political Consultative Conference and a Standing Director of China Gas Association. Mr. Chan is also a General Committee Member of The Chamber of Hong Kong Listed Companies for the year 2009-2010. Mr. Chan received the Executive Award under the DHL/SCMP Hong Kong Business Awards 2005 and the Director of the Year Awards – Listed Companies (SEHK – Hang Seng Index Constituents) Executive Directors from The Hong Kong Institute of Directors in 2006. Mr. Chan is a Chartered Engineer and Fellow of The Institution of Mechanical Engineers, Fellow of The Hong Kong Institution of Engineers, Fellow of The Institution of Gas Engineers & Managers and Fellow of The Energy Institute.

Mr. James KWAN Yuk Choi

J.P., B.Sc. (Eng), M.B.A., C.Eng., F.H.K.I.E., F.I.G.E.M., F.I.Mech.E., F.E.I., F.C.I.B.S.E.,
Executive Director and Chief Operating Officer

Age 58. Mr. Kwan joined the Engineering Division of the Company in 1975 and subsequently became the head of Engineering Planning & Development Department and Marketing Department of the Company. He was promoted to the General Manager – Engineering in 1989. Mr. Kwan was appointed to the Board of Directors of the Company in January 1997, as the Director & General Manager – Marketing & Customer Service in May 1997, as the Executive Director – Commercial in July 2002 and took up his present position in January 2003. Mr. Kwan is a director of major local and overseas subsidiary companies of the Group. He is also a Director and Deputy President of Hong Kong & China Gas Investment Limited, the Group's investment holding company in mainland China and a Director of the Group's several joint venture companies in mainland China. Mr. Kwan is a Director of Towngas China Company Limited, a listed public company. He is currently a member of Construction Industry Council and a member of Transport Advisory Committee of the Hong Kong Special Administrative Region and a Member of the Twelfth Nanjing Committee of the Chinese People's Political Consultative Conference. He was President of The Institution of Gas Engineers UK (currently known as The Institution of Gas Engineers & Managers), in 2000/2001 and The Hong Kong Institution of Engineers in 2004/2005. Mr. Kwan is a Chartered Engineer and Fellow of The Institution of Mechanical Engineers, Fellow of The Hong Kong Institution of Engineers, Fellow of The Institution of Gas Engineers & Managers, Fellow of The Energy Institute and Fellow of Chartered Institution of Building Services Engineers.

Executive Committee



From left to right

Philip Siu Kam Shing
Head – New Energy

James Kwan Yuk Choi
Executive Director and Chief Operating Officer

Alfred Chan Wing Kin
Managing Director

John Ho Hon Ming
Chief Financial Officer and Company Secretary

Margaret Cheng Law Wai Fun
Head – Corporate Human Resources

Peter Wong Wai Yee
Head – Mainland Utilities

The **number one** city-gas group on the mainland



POWERING FORWARD

84 city-gas projects in 16 provinces and municipalities... **6.8 billion** cubic metres... **390,000** Bauhinia appliances offering one-stop services...



More [illegible] **million** customers... Gas sa[illegible] reach
sold since launch... Network of **115** customer centres

THE MAINLAND CHINA GAS BUSINESS


港华燃气
Towngas

left
The commissioning ceremony on the acquisition of the Xinmi project, our first city-gas project in Henan province.

China Joint Ventures Gas Sales (million m^3)


7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
05
06
07
08
09

With the global financial crisis leaving mainland China virtually unscathed, our activities on the mainland continued their strong growth, rising to 103 projects in 19 provinces, municipalities and autonomous regions at the end of 2009. Total turnover for these activities, which include our city-gas businesses, natural gas upstream and midstream operations, our new energy initiatives as well as our water businesses, rose to HK$25.6 billion, an increase of 18.5 per cent over the previous year.

City-gas Businesses

With 84 city-gas projects in 16 provinces and municipalities serving some 30 million people in over 10 million homes, we continue to consolidate our role as the number one city-gas group and the largest supplier of city-gas in the country. During the year, we saw an increase of almost 600,000 domestic customers, contributing to a strong rise in sales volumes of 19 per cent to 6,870 million cubic metres over 2008, whilst turnover grew 15.5 per cent to HK$22.4 billion.

The extreme winter conditions experienced at the end of 2009 led to bottlenecks and shortages in gas supply throughout most parts of the country. However many of our projects benefited from the supply of liquefied coalbed methane from our plant in Shanxi, which began the distribution of supplies by road tankers in December 2008. Capable of supplying up to 250,000 cubic metres a day, these supplies greatly helped to alleviate the tight supply situation. Looking forward, the scope of mainland China's gas supplies is expected to grow exponentially as large-scale gas infrastructure pipelines, transporting natural gas from the surrounding regions, are completed.

Due for completion in 2012, the West-to-East phase-two natural gas pipeline alone, stretching from Turkmenistan to Kazakhstan, through Xinjiang to Shanghai and ultimately Guangdong, will grow supplies by a further 40 billion cubic metres a year. Additional gas supply infrastructure projects such as the Sichuan to East and Myanmar to China natural gas pipelines are expected to grow



A paper manufacturer in Suzhou, one of our major gas users.

supplies by a further 27 billion cubic metres annually. As many of our projects are sited along these pipelines, we will benefit from this substantial increase in gas sources. Together with these supply enhancements, our growth strategy is to continue establishing new projects, gaining new city-gas concessions as they become available.

In line with this strategy, together with Towngas China, our Group portfolio grew from 71 projects in 2008 to 84 in 2009, with new ventures in Anhui, Guangdong, Henan, Jiangsu, Jiangxi, Shandong and Sichuan provinces. The largest of these new ventures is a project in Changjiu, Jiangxi province. Established to serve the industrial zone in the area, sales for this venture alone are expected to reach well over 400 million cubic metres annually in the long term.

Upstream and Midstream projects

Our activities in the exploration, production and supply of gas have seen significant growth as we move increasingly into upstream and midstream projects in the natural gas and clean energy industries. In view of our pioneering role in the supply of these new environmentally-friendly energies, we have emerged both as a major player in the industry as well as the foremost supplier of clean energy in the country.

In addition to a natural gas exploration facility in Jilin, the first step in this direction was taken with the opening of our liquefaction plant in Shanxi, which turns coalbed methane into its liquefied form. The first large-scale plant of its kind in mainland China, the facility has a daily production capacity of 250,000 cubic metres. These upstream activities will be boosted even further, as phase two of this facility comes on stream and as other ongoing initiatives are completed. These include the liquefaction of coal-mine methane, a mixture of mainly methane and air from mining ventilation, as well as a coal chemical project that will produce 200,000 tonnes of methanol annually. A mining operation facility in a coal-mine venture currently under construction, with an annual production capacity of 1.2 million tonnes of thermal coal in Erdos, Inner Mongolia is due to commence operations by end 2010.

A number of midstream projects also play a key role in feeding gas supplies to our city-gas ventures. These include four high pressure gas pipeline networks in Anhui, Hebei, Zhejiang and Jilin provinces as well as a liquefied natural gas receiving terminal in Guangdong.

Serving Our Customers

Building on our award-winning customer-service model in Hong Kong, we have been able to establish a strong service base in mainland China with an outstanding reputation for quality and reliability.



Many of our newly refurbished customer centres include a kitchen corner for cookery workshops.

The first link in this service chain begins with our customer centres which offer a convenient, one-stop-shop service to our customers. Growing by a further 20 centres during the year, we now have 115 of these outlets throughout the country. We are also expanding the sales channels of our Bauhinia brand gas appliances to provide greater convenience for customers. In 2009, with Shenzhen acting as the starting point, we added a further 33 outlets to our marketing network.

These centres broke new ground in mainland China, as we were the only gas service provider to not only supply gas appliances and equipment, but also to do so under our own Bauhinia brand. The supply of these appliances creates a "win-win" situation all round – customers not only benefit from convenient one-stop services, they are also assured of high safety and quality appliances as well as excellent after-sales services. At the same time, we capitalise on a ready market of gas users. Just as importantly, we are able to build on the synergies of our gas appliance business in Hong Kong to offer a diverse range of modern and well-designed, efficient and value-for-money products.

These strengths have been recognised in the market. Sales grew 80 per cent in 2009 to 180,000 units, bringing our total sales, since Bauhinia's launch in late 2005, to 390,000 units. We expect this number to grow yet again as customers become more familiar with our product benefits. All our appliances now comply with standards stipulated by the Chinese Government.

Benchmarking our services against the highest world standards, this country-wide customer service network is supported by up-to-the-minute management systems and processes. Our Towngas Customer Information System (TCIS), for instance, streamlines and standardises procedures across our numerous city-gas companies to ensure consistent standards and services throughout our operations. Attesting to the value of this system, TCIS won the "Hong Kong Information and Communications Technology 2009: Best Collaboration Award (Greater China Market) – Gold Award" during the year.



Ensuring public safety, regular safety checks on gas infrastructure are conducted across our projects in mainland China.

Enhancing Gas Safety

As a gas supplier, we make every commitment to ensure the safety of our customers, staff and the public in general, tolerating no compromises or short cuts whatsoever in our activities.

Taking this safety commitment into the homes of our customers, we carry out regular safety inspections, checking not only on the condition of gas pipes and installations but also the gas appliances used. As potential risks are immediately addressed, we have been able to significantly reduce the number of gas incidents.

In view of the success of our General Manager Monthly Safety and Risk Management Inspection Programme, which ensures the direct commitment of the most senior members of management, we continue this initiative. The highlight of this programme took place when our Managing Director himself, walking the talk, carried out safety inspections in various project locations.

Our sophisticated network monitoring Supervisory Control and Data Acquisition System, implemented in more than 30 JVs, continues to improve network safety. The effectiveness of this system is such that it is increasingly being adopted by other gas companies in mainland China.

We also implemented a number of Key Management Focus projects addressing safety and risk to further improve our safety performance while our safety audit scoring system received a boost with the implementation of our Five Star+ Safety and Risk Management Audit Programme.

Regional Joint Venture General Manager Safety Conferences were held in Changchun and Chongqing and our water projects also held a technical workshop on its safety and risk management audit along with table top exercises which helped to enhance emergency handling procedures.

A highlight in 2009 was the establishment of G5+ Polyethylene (PE) piping standards, with four other major gas companies in Beijing, Chengdu, Guangzhou and Shenzhen, to enhance the quality and integrity of PE piping in mainland China. Though PE pipes are extensively used in the gas business, the technology is relatively new on the mainland. Being one of the first to introduce PE technology into the country, we have taken a major lead in the mainland's gas industry.

Over the years, this safety commitment has reaped significant results. We have won a number of public accolades for our safety practices. In 2009 for instance, we won a Merit Award in the 2009 National Occupational Safety and Health Quiz, and we also managed to achieve our "One-million Working Hours Accident Free" goal in our coal-based chemical plant project under construction in Inner Mongolia.

Towngas' Businesses in Mainland China in 2009


Heilongjiang
Jilin
Liaoning
Inner Mongolia
Beijing
Hebei
Shanxi
Yellow Sea
Shandong
Jiangsu
Shaanxi
Henan
Anhui
Hubei
Sichuan
Chongqing
Zhejiang
East China Sea
Jiangxi
Guangdong
Hainan

- Towngas piped city-gas projects
- Towngas China piped city-gas projects
- Towngas piped city-gas and water projects
- Water projects
- Liquefied natural gas (LNG) receiving station
- Provincial natural gas (NG) pipeline network
- City high pressure pipeline network
- Upstream projects
- Compressed natural gas (CNG) filling station
- Coal mining and coal-based chemical processing
- Telecommunication

	Year of Establishment	Project Investment Rmb M	Registered Capital Rmb M	Equity Share %
TOWNGAS PIPED CITY-GAS PROJECTS				
Guangdong Province				
1 Panyu	1994	260	105	80%
2 Zhongshan	1995	240	96	70%
3 Dongyong	1998	132	53	80%
4 Jianke	2002	45	23	100%
5 Shunde	2004	200	100	60%
6 Shenzhen	2004	2,316	1,230	26.8%
7 Chaoan	2007	185	99	60%
Central China				
8 Wuhan	2003	1,200	420	50%
9 Xinmi	2009	205	85	100%
Eastern China				
10 Tongxiang	2003	83	58	76%
11 Huzhou	2004	200	87	98.85%
12 Yixing	2001	246	124	80%
13 Taizhou	2002	200	83	65%
14 Zhangjiagang	2003	150	60	51%
15 Wujiang	2003	150	60	80%
16 Xuzhou	2004	245	125	80%
17 Suining	2009	85	34	100%
18 Fengxian	2009	60	31	100%
19 Danyang	2004	150	60	80%
20 Jintan	2006	150	60	60%
21 Tongling	2006	240	100	70%
22 Yuhang	2006	240	160	50%
23 Suzhou Industrial Park	2001	245	100	55%
24 Changzhou	2003	248	166	50%
25 Nanjing	2003	1,200	600	50%
26 Fengcheng	2007	206	88	55%
27 Pingxiang	2009	87	35	100%
28 Jiangxi	2009	52	26	56%
29 Zhangshu	2009	86	34	100%
Shandong Province				
30 Jinan East	2003	610	470	50%
Northern China				
31 Jilin	2005	247	100	63%
32 Yingkou	2006	80	69	100%
33 Dalian Changxingdao	2008	171	96	100%
34 Dalian Economic and Technical Development Zone	2008	329	137	40%
35 Beijing Economic-technological Development Area	2005	111	44	50%
Northwestern China				
36 Xi'an	2006	1,668	1,000	49%
Hainan Province				
37 Qionghai	2008	110	50	49%
MIDSTREAM PROJECTS				
38 Guangdong LNG	2004	7,628	2,289	3%
39 Hangzhou NG	2005	760	304	10%
40 Anhui NG	2005	245	200	25%
41 Suzhou NG	2009	60	40	29%
42 Hebei NG	2005	660	220	45%
43 Jilin NG	2007	360	220	49%
44 Shanxi Yuanping CNG Filling Station	2008	34	20	42%

	Year of Establishment	Project Investment Rmb M	Registered Capital Rmb M	Equity Share %
UPSTREAM PROJECTS				
45 Shanxi Coalbed Methane	2006	600	200	70%
46 Jilin NG	2007	140	5	50%
WATER PROJECTS				
15 Wujiang	2005	1,550	560	80%
23 Suzhou Industrial Park	2005	3,685	2,197	50%
47 Wuhu	2005	700	300	75%
OTHER PROJECTS				
48 Xianyang CNG Filling Station	2007	4	4	60%
49 Inner Mongolia Erdos Coal Mining	2009	447	120	70.1%
50 Inner Mongolia Erdos Coal-based Chemical Processing	2009	1,170	400	70.1%
51 Jiangxi Fenglong Coal Mining	2008	1,100	236	25%
52 Fengcheng Xingao Coal-based Chemical Processing	2009	1,250	350	30%
53 Jinan Telecommunication	2008	80	40	90.1%
54 Jinan Chibo Telecommunication	2009	170	68	58.82%

TOWNGAS CHINA PIPED CITY-GAS PROJECTS

Guangdong Province
55 Foshan
56 Shaoguan
57 Qingyuan
58 Yangdong

Eastern China
59 Nanjing Gaochun
60 Maanshan
61 Anqing
62 Chizhou
63 Tunxi
64 Huangshan
65 Huizhou
66 Changjiu

Shandong Province
67 Jimo
68 Laoshan
69 Zibo
70 Zibo Lubo
71 Longkou
72 Jinan West
73 Jinan Changqing
74 Weifang
75 Weihai
76 Taian
77 Chiping

Northeastern China
78 Benxi
79 Chaoyang
80 Tieling
81 Fuxin
82 Shenyang Jinhai Economic Zone
83 Changchun
84 Gongzhuling
85 Qiqihar

Southwestern China
86 Ziyang
87 Weiyuan
88 Pengxi
89 Lezhi
90 Pingchang
91 Dayi
92 Yuechi
93 Cangxi
94 Chengdu
95 Zhongjiang
96 Jianyang
97 Pengshan
98 Mianyang
99 Xinjin
100 Xindu
101 Qijiang

ENSURING SERVICE EXCELLENCE

Signed **30-year** Ocean Park supply agreement...

of natural gas now at **60 per cent** of town gas


168

Use

production...



Over **1,680,000**
customers in Hong Kong

THE HONG KONG GAS BUSINESS



left
Our customer centres offer a wide range of gas appliances as well as a choice of lifestyle products.



right
A new booklet, named "My Low-carbon Flame Cooking Tips", illustrated by well-known local cartoonist Maggie (Ma Chai), promotes flame cooking.

Three "locomotives" – our operations on the mainland, in Hong Kong and our new eco-businesses, drive our growth. With almost 150 years of service in the territory, the town gas business in Hong Kong forms the first of these locomotives.

Our customer base stood at 1,698,723 customers at the end of December 2009, an increase of 26,639 over the previous year. While our customer base and the sale of our popular energy efficient appliances continued to grow during the year, owing to the stagnant economy in the first half of the year and the warm climate – 2009 was among the 10 hottest years on record in Hong Kong, gas sales slowed down in comparative terms, resulting in a slight decline in overall sales of 1.1 per cent.

Our Residential Market

Confronting this challenging environment, rather than focusing on our role as a supplier of gas used solely for cooking and heating water, we see ourselves as an alternative supplier of energy, offering our customers a quality lifestyle with clean and green energy choices.

The availability and sale of well-designed and sophisticated gas appliances is fundamental to quality living. We therefore offer a full range of attractive, energy efficient and user-friendly gas appliances that promote the modern Towngas lifestyle. We were highly encouraged to see a growth of 6.1 per cent in appliance sales during the year, despite the slower economic conditions in the early part of 2009.

Number of Customers

Company (Thousand)



1,700
1,600
1,500
1,400
1,300
1,200
1,100
1,000
05
06
07
08
09



To commemorate 30 years of collaboration
誌慶30年業務合作

right
Towngas and Ocean Park signed an agreement for a 30-year collaboration to build the gas supply infrastructure in the theme park.

During the year, sales of Elemento, our premium built-in hob series, reached 2,000 units. This award winning series combines different cooking modules and burners, based on individual preferences, to create the perfect cooking companion.

Energy labelling for a full range of domestic water heaters commenced during the year. As all our water heaters meet established energy performance standards, this differentiates our water heaters from the competitors in the market even further. Riding on our outstanding expertise in product development, we were able to maximise business opportunities and expand our market share with the introduction of a clothes dryer and a super-slim water heater for the liquefied petroleum gas market. In addition, our new MEO product brand, providing a wider spectrum of products and serving a different target market, was successfully launched, through specialty stores, discount warehouses and direct sales outlets.

We also offer a wide range of "non-gas" lifestyle products in our customer stores and service centres. This move has been motivated by our efforts to provide "total solutions" and to promote a low carbon lifestyle to our customers, while at the same time supporting different social enterprises and fair trade products.

Our Commercial and Industrial Activities

Despite the difficult commercial environment, we were able to counter the slowdown in sales with our committed sales efforts which resulted in growth both in the hospital and food and beverage sectors. At the same time, promoting town gas as an economic as well as a green fuel, we were able to convert a number of non-town gas users into customers.

A major accomplishment during the year was the 30-year gas supply agreement made with Ocean Park. In addition to providing green energy for all the catering and water heating facilities in the Park's HK$5.5 billion refurbishment and expansion exercise, gas burners will also provide the special fire display effects at the Park's soon to be unveiled Aqua City-Lagoon exhibit.



left
Our range of high efficiency gas appliances not only provides greater performance in the commercial kitchen, they also help save energy costs.

Number of Customers per km of Mains Company



534
531
528
525
522
519
516
513
510
05
06
07
08
09

Our high-efficiency commercial kitchen appliances, such as gas steamers also continue to offer efficient and cost-effective solutions to our customers. Designed and developed in-house, they not only significantly reduce the flue-gas temperature, helping to keep kitchen environments cooler, users can also reduce energy consumption by up to 30 per cent. Confirming these savings, we are delighted to report that a typical Chinese restaurant, after upgrading its steamers, has achieved an overall 20 per cent saving in its gas bill.

Living the Towngas Way

As part of the Towngas experience, we put our customers first in everything that we do. We took a significant step forward during the year, upgrading and relaunching our eService Centre to offer greater online convenience. Customers registering for eBilling services, can now review their gas accounts, settle payments, track their gas consumption history, report meter readings, book maintenance appointments and even keep up with our latest news and special offers. In addition to these online benefits, eBilling makes a significant contribution to the environment. Every eBilling customer, using the service for a year, reduces carbon emissions by 316 grams annually in terms of the paper and energy saved. Contributing to these savings, Towngas is also donating HK$6 towards Friends of the Earth (HK)'s tree-planting programme – to plant 10,000 trees in the next three years, for every customer who signs up for this service.

Our "From Good to Great" campaign fosters a service culture based on the five senses – see, hear, smell, touch and feel, to improve services and customer benefits. The relocation and refurbishment of our new shops and service centres provide a prime example of this concept at work. Firstly, all our outlets are centrally located making them easy to locate and access. Secondly, several of our more newly refurbished locations

Results of Towngas Service Pledge 2009

		Results
Reliability	Uninterrupted gas supply (over 99.99%)	**99.992%**
	In case of supply interruption on account of maintenance or engineering work (three days prior notification)	**100%**
	Restoration of gas supply within 12 hours	**100%**
Safety	Emergency Team arrived on site within 30 minutes (at 90% of the times)[1]	**93.91%**
Appointments	Availability of maintenance and installation services within two working days	**Average 1.04 day**
Speed and Convenience	Customer Service Hotline (calls answered within four rings)	**96.96%**
	Connect or disconnect gas supply within one working day	**100%** (upon customer's request)
	Deposit refunded at Customer Centres (two hours after disconnection of gas supply)	**100%** (upon customer's request)
Service Quality	Efficiency[2]	**8.67**
	Courteous and friendly attitude[2]	**8.67**
Handling Suggestions	Reply within three working days	**100%**
	Resolution, or a statement of when the matter will be resolved, within two weeks	**100%**

1. Average 20.49 minutes.
2. The result was based on monthly surveys conducted from January to December 2009 by an independent research company. Our target is to exceed a score of eight out of ten.

provide kitchen and bathroom settings with our appliances on display to represent real-life situations. Customers can thus not only "see, hear, smell, touch and feel" what we have to offer, in many instances they are also able to try the equipment out for themselves.

Towngas Avenue takes this "service trial" one step further. Visitors to the Avenue can take the opportunity to enjoy some flame cooking. Using our state-of-the-art and user-friendly appliances, they cook their own meal under the guidance of our master chefs. This "lifestyle" initiative serves a dual purpose, promoting both the quality and user-friendliness of our appliances as well as the benefits of flame cooking.

On the safety front, we maintain our regular 18-month customer safety inspection cycle, checking both pipes and equipment. During the year, we proactively visited customer premises where we have not been able to gain access for some time. In addition to boosting home safety, these visits provide direct contact with our customers, which helps promote our new services and products.

In 2009, we received 5,127 letters complimenting us on our services. Not only does this figure represent an increase of more than 38 per cent over 2008, it also translates into 14 letters or so for every day of the year. Additionally, on-demand maintenance orders fell 5 per cent during the year, reflecting better levels of service integrity. Regular customer surveys bring in constant ratings of high customer satisfaction and crowning these achievements, we continue to win a number of community and service awards. The jewel in this crown was our receipt of the "2009 Hong Kong


AWARDS FOR INDUSTRIES
PRESENTATION CEREMONY-CUM-
FHKI
HKCC

Managing Director Alfred Chan (left) receiving the "2009 Hong Kong Awards for Industries: Customer Service Grand Award" from the Chief Executive of the HKSAR Donald Tsang.

Awards for Industries: Customer Service Grand Award" which recognises and encourages service excellence.

The Gas Infrastructure

Excellent services require a complementing quality infrastructure. Consisting of two production plants in Tai Po and Ma Tau Kok as well as over 3,400 km of pipelines, our gas infrastructure has been honed through the years with a supply continuity rate of 99.99 per cent.

Making sure that we maintain this leadership role, we make ongoing improvements to enhance our network and systems. A primary focus is not only on green production techniques but also on the production of clean energy. With natural gas, a much cleaner source of energy, accounting for 50 per cent of our feedstock, we made efforts to increase this figure to nearly 60 per cent in 2009. Additionally, the construction of a 15 km pipeline bringing natural gas to our Ma Tau Kok plant is currently under way, together with the conversion of the plant to natural gas feedstock.

Our pioneering activities in the use of landfill gas (LFG) have also been gaining momentum. First diversifying into this area at the Shuen Wan Landfill, the use of this renewable energy grew exponentially with the commissioning of our North Eastern New Territories LFG utilisation project in 2007. Currently accounting for about 3 per cent of our gas production fuel, our aim is to grow this resource to 15 per cent. Extending these activities to the South Eastern New Territories landfill site, the planning and design of a connection pipeline is currently under review. The use of LFG not only cuts carbon emissions released into the atmosphere, our consumption of naphtha also fell by around 11,200 tonnes in 2009. These savings alone translate into the planting of some 1.5 million trees.

Our gas distribution network consists of over 3,400 km of pipeline, stretching throughout the territory. A nine km ring-feed pipeline, under construction in Tuen Mun, will improve gas security and delivery in the western New Territories, while the commissioning of our 24 km Eastern Transmission Pipeline Project in 2008 has greatly

Towngas Network in Hong Kong


Existing areas of supply
Planned new areas of supply
Planned high pressure or intermediate pressure town gas pipelines
Under construction high pressure or intermediate pressure gas pipelines
Completed high pressure town gas pipelines
Completed intermediate pressure town gas pipelines
Completed natural gas submarine pipeline from Guangdong LNG Terminal to Tai Po plant
Guangdong LNG Terminal
SHENZHEN
Sheung Shui
Fanling
NEW TERRITORIES
TAI PO PLANT
Yuen Long
Tin Shui Wai
Au Tau
Tuen Mun
Chuen Lung
Ma On Shan
Sai Kung
Tai Lam Kok
Tsuen Wan
Sha Tin
Tsing Yi
Ta Pang Po
MTK PLANT
Chek Lap Kok
Hong Kong International Theme Park
KOWLOON
Kwun Tong
Tseung Kwan O
Tai Ho
Tung Chung
HONG KONG ISLAND
Wong Nai Chung
Chai Wan
LANTAU ISLAND
Stanley

enhanced service capacities and supply in the eastern New Territories. Looking forward, we are planning a new three km submarine pipeline in Victoria Harbour, to replace the existing system, which needs to be relocated to facilitate the building of the Cruise Terminal and the strategic link for the Central Kowloon Route. In the meantime, network extension projects are underway to serve the South East Kowloon Redevelopment encompassing the Cruise Terminal Areas.

Safety plays as an important role in our infrastructure as it does in our customer services. Rigorous trench inspections and leakage surveys coupled with the introduction of the most up-to-date technologies, to trace the presence of problems in our pipelines, have helped to enhance the integrity of our gas transmission and distribution system and reduce the incidence of gas leakages, leading to a record low leakage rate.

An Emergency Logging System has greatly improved emergency communications with the intelligent tracking of emergency reports and follow up action; a new Riser Inspection Robotic System, with its gas leak detector and video camera, checks service pipes and risers on external building walls; and the implementation of a second generation Geographic Information System, means that with more detailed mapping information, network safety and operational efficiencies are greatly enhanced. Driving this culture of safety among our contractors, we are in the process of launching an incentive scheme to enhance safety, quality and environmental protection performance in our new pipelaying contracts.

New aviation fuel facility – storage capacity of **264,000** cubic metres



CREATING NEW FRONTIERS

One of the **largest** aviation fuel storage and logistic
methane liquefaction and utilisation project on
mine gas utilisation project...



facilities in the world... The **first** large-scale coalbed
the mainland... The **world's first** large-scale coal-

OUR DIVERSIFIED, ECO-FRIENDLY AND NEW ENERGY BUSINESSES



left
Zhang Guobao (middle), Vice Director of the National Development and Reform Commission and Director of the National Energy Administration, toured ECO's coalbed methane liquefaction plant in Jincheng, Shanxi province after officiating at the plant's commissioning ceremony.

right
Upon its commissioning, the Aviation Fuel Facility in Tuen Mun will be the major logistics base for the supply of aviation fuel in Hong Kong.

The tremendous development boom in Hong Kong has fuelled our own rapid growth in the territory. With just 50,000 customers in the mid-70s, this figure has soared to 1.69 million customers today. Aware that as this market matures, we will need to look further afield for our ongoing development, we moved into the gas business in mainland China in the 1990s. This geographical expansion of the business, which we are familiar with, represents only one side of the coin. The formation of ECO Environmental Investments Limited (ECO), to drive the active diversification of our business, represents the other.

New Eco-energy

Set up in the 90s to explore alternative sources of energy with an environmentally-friendly focus, ECO is known for its innovative, clean energy projects based on a number of industry firsts.

Our Diversification in Hong Kong

In 2000, ECO won the bid from the Hong Kong Government to build and operate five dedicated liquefied petroleum gas (LPG) filling stations under its initiative to improve air quality in the territory. Hong Kong's 18,000 taxis and 2,300 public light buses currently run on this environmentally-friendly fuel. Our annual sales account for around 30 per cent of this vehicular LPG market in Hong Kong.

Another major milestone was the commissioning of the North Eastern New Territories landfill gas (LFG) project in 2007. One of the largest projects of its kind in the world, it currently contributes about 3 per cent of our total fuel in gas production. The use of LFG is significant as it makes a dual contribution to the environment – it not only reduces carbon emissions released into the atmosphere as the gas is no longer flared off on site, it also conserves resources as it reduces our use of naphtha. Plans are also progressing to harness the LFG at the South Eastern New Territories landfill site.

In 2002, ECO won a 40-year franchise to build and operate the Hong Kong International Airport's key aviation fuel storage facility located in Tuen Mun. As a land-based aviation storage tank farm directly linked to the existing storage depot at the Airport, the facility consists of eight tanks capable of storing 264,000 cubic



resources in mainland China being even more abundant than natural gas, this plant provides a significant number of benefits. Firstly, the extraction of CBM ensures safer mining practices as there is less flammable gas released during the mining process. Secondly, if unused the extracted CBM would be flared off. Our liquefaction operations therefore mean that less greenhouse gases are emitted into the atmosphere and the resulting gas utilisation also means that the use of traditional fossil fuels is greatly reduced.

metres of fuel together with the necessary support infrastructure such as jetties, transportation facilities, submarine pipelines, etc. Our design and construction fully comply with Hong Kong and international standards while the fire protection and fighting system is exemplary in Hong Kong. The first phase construction of the project is basically complete, and due for commissioning in the first quarter of 2010. The next phase is expected to come on stream at the end of 2010.

Moving onto the Mainland

In 2008, ECO shifted its business focus onto the mainland and into the development of new and unconventional forms of energy. In the same year, ECO's first two projects came into operation. The first was the opening of a compressed natural gas (CNG) filling station. Providing both a more economical and cleaner alternative to traditional diesel fuel, ECO's strategy is to serve the niche coal-trucking market in the Shaanxi region. With a daily distribution capacity of 50,000 cubic metres, the station provides enough clean energy for 250 heavy duty trucks. Building on this approach, a network of stations is being mapped out and plans are advanced for a similar service model in other provinces where there is high traffic in heavy duty trucks.

The second project, again the first of its kind in mainland China and, very likely, the world, commenced in December 2008 with the opening of our coalbed methane (CBM) liquefaction plant in Shanxi province. CBM, predominantly composed of methane, is an unconventional energy which is present in coal seams. Extracted in the coal mining process, the gas is usually wasted. With CBM

Transported by road to where it is needed, the liquefied coalbed methane (LCBM) is able to help alleviate any shortages in piped gas supply. Phase two of this liquefaction plant is scheduled to come on stream in the fourth quarter of 2010, in time to meet demand for the coming winter. When fully operational, it will triple existing capacity to an impressive 300 million cubic metres a year. Attesting to the innovation and importance of this project, the plant has been cited in 2009 as one of the 50 Clean Energy Projects with the Highest Investment Value by the Financial Times and the China Chamber of International Commerce.

New Projects and Developments

ECO's third pioneering project consists of our coal-based chemical plant in Erdos, Inner Mongolia.



left
ECO's coal-based chemical plant in Erdos, Inner Mongolia.

▶ right
The signing ceremony for the agreement of a coal-mine methane project in Chongqing, which uses breakthrough technology to trap and purify the methane.

The plant employs clean coal gasification techniques to make syngas (synthesis gas) which in turn is transformed into methanol which can be used as a clean fuel to replace gasoline or as a chemical feedstock for chemical processing. The plant, with an annual production capacity of 200,000 tonnes, is progressing well and is due for commissioning at the end of 2010. A nearby large coal mining project of ECO will provide the coal required for this initiative.

A further development in December 2009 was the signing of an agreement for a coal-mine methane (CMM) project in Chongqing, due for completion in 2011. Using breakthrough technology developed in conjunction with a mainland research institute to remove the oxygen present in CMM through a catalytic process, and adopting cryogenic technology similar to that used in the Shanxi LCBM project, this Chongqing project will produce 90 million cubic metres of liquefied coal-mine methane (LCMM) annually in its first phase of operation. In conjunction with our LCBM project in Jincheng, Shanxi, ECO will enjoy a total production of 390 million cubic metres of natural gas equivalent in liquefied form.

CMM is similar to CBM – the former is simply extracted during the mining process, hence it contains air, the latter before mining commences. As in the case of CBM, the extraction of CMM creates safer mining conditions while at the same time transforming a waste material into a useful energy resource. It lowers carbon emissions caused by the need to flare off the methane, and reduces potent greenhouse gases being vented into the atmosphere – when released, this methane is estimated to be 21 times more potent than carbon dioxide as a greenhouse gas. Yet again, this project is the first of its kind in mainland China and, we believe, the first of its type in the world.

Looking forward, we will be pushing these frontiers. We will continue to explore and develop new energy alternatives using the latest and most innovative technologies. In addition to our industry-leading activities in the liquefaction of CBM and CMM as well as the gasification of coal, other unconventional forms of energy are currently being studied.

Telecommunications

Our telecommunications arm, Towngas Telecommunications Company Limited (TTC) uses our gas network as a springboard to offer economical and cost


重庆松藻矿区瓦斯液化项目签约仪式

effective telecommunications solutions to telecom carriers, service providers and major corporations. The company's high-end telecommunication infrastructure services and quality network solutions are provided via optical fibres installed along our gas networks, using either glass-in-gas (GIG) or glass-along-gas (GAG) techniques. The synergies gained are significant as the costs of laying these networks are substantially less than building a new network from scratch.

In 2007, TTC moved into mainland China to capitalise on these synergies and gain a foothold in the country's burgeoning telecommunications industry. In 2009, the company took a further step forward, establishing a JV in Shandong, to enter the mainland's fast-growing data business with the building and operation of a world class data centre in conjunction with several well-known names in the industry. Located in Jinan with an area of 16,000 square metres, the data centre not only meets various international telecommunications standards such as ISO 27001, FISC, TIA-942, it also establishes a new model in the region, offering the highest levels of service excellence. The company has also been invited by the Ministry of Commerce from the Chinese Government to participate in the "Thousand-Hundred-Ten" project and signed a Memorandum of Understanding, signifying our support for the development of the IT outsourcing service industry in mainland China.

Water Supply and Wastewater Operations

The three water projects, managed by Hong Kong & China Water Limited (Hua Yan), continue to grow and prosper. Profits rose 35.8 per cent over the previous year while the further completion of new infrastructure developments has led to a 20.4 per cent increase in the total number of customers.

In May 2009, phase one of Hua Yan's second wastewater treatment plant in the Suzhou Industrial Park came into operation. Initially processing some 150,000 cubic metres of sewage a day, capacity is expected to double to 300,000 cubic metres a day when the plant is fully operational. Wuhu Hong Kong & China Water Company Limited also commissioned its large-scale fresh water project in August 2009. Consisting of 38 km of pipeline and three pumping stations, the project brings fresh water from the Yangtze River to Nanling in Anhui province.

Building Services Engineering

U-Tech Engineering Company Limited (U-Tech) has widespread experience in the building of underground networks using the more environmentally-friendly "trenchless" technologies. With a number of professional and consultancy projects under its belt, including several major projects for Hong Kong's Water Supplies Department (WSD), the company has established a leading position at the forefront of the industry.

One of 2009's most notable projects was the completion of a 76 m duct across Castle Peak Road. Within this "common" duct, two 800 mm diameter steel water pipes, a 600 mm diameter steel gas pipe and a 200 mm diameter PE pipe have been placed, providing services both for WSD and ourselves. The project was successfully completed despite the tight time frame without any disturbance to the public.

In August 2009, U-Tech was awarded a "Group C" WSD licence. This new licence will mean a whole new era for U-Tech, as it is now qualified to undertake the most complex, mega-scale water projects in Hong Kong.


低碳Act
齊齊減碳

CARING FOR OUR FUTURE

Greater use of landfill gas, avoiding **34,600** tonnes
Team celebrated its **10th** Anniversary... **930,000** rice
of soup distributed in the past **10** years...


"Low Carbon Action!"
call to reduce **one million**
tonnes of carbon emissions

of carbon emssions... Towngas Volunteer Service
dumplings, **570,000** mooncakes and **150,000** servings


Green Christmas



left
At the "Low Carbon Action!"'s Green Christmas Exhibition, a specially designed low carbon Christmas lighting unit went on display, enabling the public to power the lights by riding a bicycle.

right
At the unveiling of our "Low Carbon Action!" initiative, Secretary for the Environment Edward Yau, Towngas Managing Director Alfred Chan and representatives from Hong Kong's green groups, gathered together to mark this milestone.

This commitment to excellence only accounts for half the picture. It is also essential that we maintain a socially responsible attitude towards the world we live in and the people we serve – our community, our customers, our people, our shareholders and suppliers, as well as our environment. Only with the completion of this picture will we be able to ensure our sustainability and ongoing growth into the future.

The first step in this commitment to social responsibility and ongoing sustainability is the need to deal honestly, equitably and ethically with our various stakeholders – our regulators, our community and the public at large. Our corporate governance activities are therefore embedded into the very foundations of our Corporate Social Responsibility programme – good corporate governance highlights our accountability and increases our transparency. This in turn enables our stakeholders to trust us and to believe that we will not only take care of their needs but that we will do so with their best interests at heart.

Protecting Our Environment

As a responsible supplier of energy, and in line with our vision to be a leading supplier of clean energy in the region, caring for our environment is a natural extension of our activities.

We continue the greening of our operations in Hong Kong with the increasing use of natural gas and landfill gas (LFG), as they account for a growing percentage, currently running at about 60 per cent, of our town gas production fuel. In mainland China, the majority of our city-gas ventures are based on natural gas, one of the cleanest fossil fuels available. Together with our role as a supplier of natural gas, we are helping to convert the country from a coal-based to a gas-powered economy. Coupled with ECO's range of new energy

Environmental Performance Table (Hong Kong)

Ozone Layer Protection	All of our vehicle air conditioning systems now operate with refrigerant R134A
	All BCF portable fire extinguishers have been replaced by dry powder extinguishers
Air Quality	Total NO_X output was 4.39 kg/TJ of town gas
	Total SO_X output was 0.03 kg/TJ of town gas
	Total CO_2 output was 12.13 metric tonnes/TJ of town gas
Greenhouse Gas Emission	Greenhouse gas emissions from major gas production equipment was 357,043 metric tonnes in terms of CO_2 equivalent
Water Quality	Total waste water output was 5.47 m^3/TJ of town gas
Chemical Waste	Total chemical waste output was 0.87 kg/TJ of town gas
Noise	All installations and operations complied with the statutory requirements
	No noise abatement notice has ever been received

All legal requirements relating to environmental protection were fully complied with.

projects in LFG, liquefied petroleum gas, liquefied coalbed methane, compressed natural gas, liquefied coal-mine methane and methanol among others, we are not only in the forefront of the clean energy industry, it is this commitment to clean energy which will define our future business and determine our future direction.

In Hong Kong

A major milestone was the completion of our first carbon audit in Hong Kong, which was verified under ISO 14064-1 specifications. Under this programme, a carbon inventory accounting exercise will be carried out every year. Building on this initiative, we also launched our "Low Carbon Action!" Campaign. With the slogan call to cut carbon emissions by an impressive one million tonnes, the campaign aims to generate public awareness of environmental protection and promote low carbon living.

This large-scale promotional campaign makes use of diverse channels ranging from mass media publicity to online innovations such as social media, forums and websites. Our new websites provide information on how we can all reduce our carbon output and lead greener lives. Depicting these savings as trees, the website is cultivating a virtual Towngas Forest online. The message also received prominent coverage at our Green Christmas Exhibition, which attracted over 56,000 visitors. The exhibition featured an outdoor billboard powered by solar energy and "human" energy, generated by pedaling the bicycles at the venue. We also sponsored the School Carbon Off Action contest organised by Green Power, and the Tree for Life environmental education programme organised by The Conservancy Association, to support this action.

Within the community we joined hands with leading green groups to sponsor a number of community awareness activities. These included WWF – Hong Kong's Earth Hour, when lights were switched off for an hour throughout Hong Kong to call for action on climate change; as well as Friends of the Earth(HK)'s Dim it – 6.21 action to reduce energy waste and generate awareness of light pollution. In addition to turning off our lights during the period, we also launched low carbon menus at Towngas Avenue, promoting the benefits of a low carbon diet.




left
Our mainland employees actively participate in tree planting activities, helping to alleviate global warming.

right
Towngas was the major sponsor of the Joint Coalition Against Financial Tsunami's industry-wide restaurant promotion campaign.

These activities, together with our staff programmes, ongoing energy savings and waste management initiatives, earned us the "Class of Excellence" Wastewi$e Label for the eighth year running. We also won various green awards presented by magazines including Prime Magazine, Three Weekly and Lisa Family Magazine for the commitment demonstrated towards environmental management.

On the Mainland

We continue to introduce our environmental management system and standards to our project companies on the mainland, and in line with the completion of our carbon audit in Hong Kong, we are extending this practice into the country.

With a focus on creating "low emission" businesses, we are conducting a number of environmental campaigns. A number of JVs, in Shandong and Shaanxi for instance, have also started tree planting and other environmentally-friendly programmes.

Sharing our expertise in the management of a comprehensive and effective environment programme, we also participated in a number of summits and forums, often speaking from our own experience and activities. A major highlight during the year was the Global Green Business Summit which took place in Tianjin. Endorsed by the Tianjin Government, we made a presentation together with leading figures from major organisations, such as the United Nation Intergovernmental Panel on Climate Change, as well as the Chinese government's National Development and Reform Commission, National Energy Administration and Ministry of Environmental Protection.

Recognising our outstanding performance and positive influence on the environment and the industry in mainland China, we won the "2009 National Enterprise Environmental Excellence Award", presented by China Environment News.

Caring for Our Community

In promoting our Towngas lifestyle, we also seek to improve life for the less fortunate in our


煤氣溫馨義工隊

The Towngas Volunteer Service Team celebrated its 10th anniversary during the year. The team has contributed over 200,000 voluntary hours of service since 1999.

community. We therefore do what we can to lend a helping hand where it is needed and where we feel we can make a difference.

In Hong Kong, countering the effects of the financial crisis, the Joint Coalition Against Financial Tsunami spearheaded an industry-wide fast food and restaurant campaign. Over 180 companies signed the Charter, offering discounts and special promotions to help sustain the retail and restaurant business. We actively sponsored this event, doing our best to support our customers during these difficult times.

Our Towngas Volunteer Service Team also celebrated its 10th anniversary during the year. Currently standing at about 900 members, the Team was established in 1999 to further our commitment and care for the community. Since then the Team has contributed more than 200,000 voluntary hours of service, not only winning Champion for the Social Welfare Department's "Highest Service Hour Award (Private Organisations – Best Customer Participation)" once again, but also gaining the Hong Kong Council of Social Services' "Caring Company Award" for the seventh year running.

Aiming to provide greater care for senior citizens during this 10-year period, over 930,000 rice dumplings and 570,000 mooncakes have been made and distributed. At the same time, more than 150,000 servings of hot soup have also been cooked, distributed and served to the elderly in the community. A hair cutting team was also set up in 2006 and the establishment of our Customer Volunteer Service Team in 2005 has taken the overall number of our volunteers to well over the 1,000 mark.

On the mainland, further to our efforts in the aftermath of the earthquake in Sichuan, we operated a Book Donation with Love and Care programme in the area. Under this initiative, over 30,000 donated books were collected for distribution to schools in the general vicinity. During school visits, our volunteers also built bookshelves and book corners for the students.







After the Sichuan earthquake, Towngas carried out a Book Donation with Love and Care programme, under which over 30,000 books were collected and donated to students.

In November 2009, the Shanghai Soong Ching Ling Foundation – Bank of East Asia Charity Fund was launched. Our donations to this project will help fund the purchase of equipment for village schools and of books and stationery for students. These initiatives together with our ongoing community activities have won us the "2009 China 'Harmony • Responsibility' – A Brand with Love Award" presented by News Magazine. We also won the "China Best Corporate Citizenship" award at the Fifth China Committee Corporate Citizenship commendation conference held in Shanghai.

Developing Talent, Driving Excellence

The pursuit of excellence is only possible with committed and talented people, who share not only our goals but also our passion for perfection. In building this quality workforce, learning and development play a core role. Not only will a thorough understanding of the job and its technical requirements ensure the highest levels of professionalism, staff development maximises potential and helps us build resourceful leaders hand-in-hand with a pool of talented people.

Staff Development

TLC+, our first talent acceleration programme, was launched in 2008 to build a leadership pipeline to meet our business needs. The programme identified suitable talent, fast-tracked their careers and exposed them to different situations and opportunities, over a structured and rigorous 18-month programme, which included finance management, political acumen, and positive influencing skills. Together with group projects and on-the-job exposure, 25 participants in Hong Kong have strengthened their leadership competencies. At the conclusion of the programme in October 2009, 60 per cent of participants had enlarged their role. The TLC+ concept is currently being extended to the mainland, where our focus is to build a talent pool to meet our ever expanding business, while also providing a promising career path for those with the required capabilities.

Set up to oversee gas engineering training and professional development within the Group, our Towngas Engineering Academy (TEA) was established in March 2009. Bringing our Technical Training, Professional Qualification and Superior Quality


港华燃气
Towngas
本溪港华燃气有限公司 Benxi Hong Kong and China Gas Co., Ltd.

Driving a pleasant working environment, a "Smiley Towngas China" photo-taking competition was organised across our project companies in mainland China.








Service functions under one roof, its engineering, professional qualifications, corporate and people development training enhance gas safety, technical competence as well as the organisation development for Hong Kong and mainland projects. At the same time, ensuring sufficient and competent manpower within the gas industry, we continue to run our Gas Fitter Apprentice Training and Trainee Network Fitter Training Schemes in conjunction with Registered Gas Installer Training for contractors. Over 98,000 training man-hours were delivered to ensure the competence of our workforce.

Our Continuing Professional Development exercise equips, upgrades and refreshes the gas engineering knowledge and skills of our practicing engineers, through information sharing, technical visits and seminars. In 2009, TEA invited distinguished engineers, technical specialists and well-known academics to speak at these seminars. Through this initiative, we accumulated more than 1,300 training man-hours and promoted a lifelong learning culture within the Group.

Our Graduate Trainee Scheme, first introduced in 1982, received encouraging recognition during the year, with two of our trainees taking both the first and second prizes in the "Hong Kong Institution of Engineers' Trainee of the Year Award 2009". Providing momentum to our training activities, one of our graduate apprentices also won the "Sir Edward Youde Memorial Fund Outstanding Apprentice Award", the first time we won this award.

Within the community, we actively participated in a number of training incentives organised by the Labour Department (LD) and institutions. Under the Graduate Assistance Programme, Youth Work Experience and Training Scheme and Co-operative Education Scheme, a number of trainees spent time with us in various internship and mentoring programmes.

Employee Welfare

We continue to improve staff welfare, seeking to create a better work-life balance for our people together with a safe, healthy and pleasant working environment. Therefore, we have earned the "preferred employer" status both in Hong Kong and mainland China.

Revenue per Employee

Company (HK$ thousand)


4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
05
06
07
08
09

Town Gas Sales per Employee

Company (million MJ)


15
12
9
6
3
0
05
06
07
08
09

A number of new "family-friendly" initiatives were rolled out to improve staff well-being. In 2009, phase two of five-day working week programme came into operation to include more employees in our customer service areas. As a result, around 61 per cent of our Hong Kong employees now enjoy this benefit. From 2009 onwards, male employees became entitled to three days' paternity leave on the birth of their children while from July 2009, all employees also benefit from three days of marriage leave.

Furthermore, around 9 per cent of employees have now joined our company-subsidised individual medical insurance scheme, which, in addition to our group medical scheme, provides enhanced health care for our employees.

Occupational Health and Safety in Hong Kong

Maintaining the highest standards of health and safety, we attained the second best record in our industrial safety performance over the past 28 years. During the year, there were 12 industrial accidents, resulting in an Accident Frequency Rate of 0.29.

Driving a culture of safety and improving emergency procedures internally, we held a number of joint fire exercises with the Fire Services Department (FSD). These exercises helped ensure that our emergency response team would work smoothly with Fire Services personnel.

Taking this message to our suppliers, contractors and the local community, we organised the Joint Utilities Safety & Occupational Health Policy Group Safety Forum 2009, where over 300 participants from various organisations in Hong Kong shared their experiences on crisis management. Two Occupational Safety & Health (OSH) seminars were also held for contractors with speakers from the FSD, LD and Construction Industry Council Training Academy. A Health, Safety and Environmental (HSE) Photo Competition and HSE Quiz for contractors not only brought in highly positive responses, they also raised greater awareness of OSH.

Helping our people to deal with the swine flu (H1N1) epidemic that swept around the world in 2009, we were quick to set up an emergency plan. We also issued a special edition of our newsletter to keep our staff informed of the best ways to prepare for and manage the epidemic. An HSE Resource Centre, which opened during the year, also provides employees and contractors with updated information on HSE and personal protective equipment.

FINANCIAL RESOURCES REVIEW

Liquidity and Capital Resources

As at 31st December 2009, the Group had a net current deposits position of HK$8,422 million (31st December 2008: HK$10,104 million) and long-term borrowings of HK$15,672 million (31st December 2008: HK$12,343 million). After taking into account a portfolio of financial assets at fair value through profit or loss of HK$405 million (31st December 2008: HK$767 million), net current funds as at 31st December 2009 amounted to HK$8,827 million (31st December 2008: HK$10,871 million). In addition, banking facilities available for use amounted to HK$5,897 million (31st December 2008: HK$3,864 million).

The operating and capital expenditures of the Group are funded by cash flow from operations, internal liquidity, banking facilities and debt financing. The Group has adequate and stable sources of funds and unutilised banking facilities to meet its future capital expenditures and working capital requirements.

Borrowing Structure

In May 2009, the Group established a US$1 billion Medium Term Note Programme (the "Programme") which allows notes to be issued under the Programme within 12 months' period. During the year, the Group issued notes in the total amount of HK$2,760 million with maturity terms of 10 years, 15 years, 30 years and 40 years in Hong Kong dollar under the Programme (the "MTNs"). The carrying value of the MTNs as at 31st December 2009 was HK$2,710 million.

As at 31st December 2009, the outstanding principal amount of the 10-year US dollar Guaranteed Notes (the "Guaranteed Notes") issued in August 2008 at a fixed coupon rate of 6.25 per cent per annum was US$995 million (31st December 2008: US$995 million) and the carrying value was HK$7,626 million (31st December 2008: HK$7,613 million).

As at 31st December 2009, the outstanding principal amount of the 7-year US dollar Guaranteed Senior Notes due 2011 (the "Guaranteed Senior Notes") issued in September 2004 by a subsidiary of the Group, Towngas China Company Limited, was US$141 million and the carrying value was HK$1,110 million. The Guaranteed Senior Notes are listed on the Singapore Exchange Securities Trading Limited.

As at 31st December 2009, the Group's borrowings amounted to HK$20,420 million (31st December 2008: HK$14,585 million). Other than the Notes mentioned on above which had fixed interest rate while the Guaranteed Senior Notes were secured by a pledge of shares of certain subsidiaries of Towngas China Company Limited, all bank and other loans were unsecured and had a floating interest rate, of which HK$4,226 million (31st December 2008: HK$4,730 million) were long-term bank loans while HK$4,748 million (31st December 2008: HK$2,242 million) had maturities within one year on revolving credit or term loan facilities. As at 31st December 2009, the maturity profile of the Group's borrowings was 23 per cent within 1 year; 23 per cent within 1 to 2 years, 3 per cent within 2 to 5 years and 51 per cent over 5 years (31st December 2008: 16 per cent within 1 year; 8 per cent within 1 to 2 years, 24 per cent within 2 to 5 years and 52 per cent over 5 years).

The US dollar Guaranteed Notes issued are hedged to Hong Kong dollars by currency swaps and the Group's bank borrowings are primarily denominated in Hong Kong dollars; thus, the Group has no significant exposure to foreign exchange risk. The gearing ratio [net borrowing/(shareholders' funds + net borrowing)] for the Group as at 31st December 2009 remained healthy at 18 per cent (31st December 2008: 7 per cent). After taking into account a portfolio of financial assets at fair value through profit or loss of HK$405 million as at 31st December 2009 (31st December 2008: HK$767 million), the net gearing ratio [net debt/(shareholders' funds + net debt)] stood at 17 per cent (31st December 2008: 5 per cent).

Contingent Liabilities

As at 31st December 2009, the Group did not provide any guarantee in respect of bank borrowing facilities made available to any associated companies, jointly controlled entities or third parties (31st December 2008: Nil).

Currency Profile

The Group's operations and activities are predominantly based in Hong Kong and mainland China. As such, its cash, cash equivalents or borrowings are mainly denominated in either Hong Kong dollars or United States dollars, whereas borrowings for the Group's subsidiaries and joint ventures in mainland China are predominantly denominated in the local currency, Renminbi, in order to provide natural hedging for the investment there.

Group's Investments in Securities

Under the guidance of the Group's Treasury Committee, investments have been made in equity and debt securities. As at 31st December 2009, the investments in securities amounted to HK$3,401 million (31st December 2008: HK$1,873 million). The performance of the Group's investments in securities was satisfactory.

FIVE-YEAR FINANCIAL STATISTICS

Earnings and Dividends per Share

(HK$)


1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
05
06
07
08
09

Earnings per Share   Dividends per Share

Revenue and Gas Sales

(HK$ million)


16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
05
06
07
08
09

Revenue (Excluding Property Sales)
Property Sales   Gas Sales

Property, Plant, Equipment and Leasehold Land (HK$ million)


35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
05
06
07
08
09

Property, Plant, Equipment and Leasehold Land
Accumulated Depreciation and Amortisation

Capital Expenditures

(HK$ million)


3,000
2,500
2,000
1,500
1,000
500
0
05
06
07
08
09

Capital Expenditures
Depreciation and Amortisation

2009 FINANCIAL ANALYSIS

Analysis of Revenue


31% Gas Sales (Residential)
26% Gas Sales (Commercial)
18% Gas Sales (Industrial)
Property Sales 4%
Equipment Sales 8%
Others 13%

Analysis of Expenditures


47% Fuel Cost
16% Marketing & Equipment Costs
9% Other Production Costs
8% Others
Cost of Property Sold 2%
Customer Service 4%
Corporate Administration 6%
Network 8%

COMPARISON OF TEN-YEAR RESULTS

	2009	2008	2007
Highlights (Company)			
Number of Customers as at 31st December	1,698,723	1,672,084	1,646,492
Town gas Sales, million MJ	27,274	27,583	27,041
Installed Capacity, thousand m³ per day	12,260	12,260	12,260
Maximum Daily Demand, thousand m³	6,621	7,158	5,806
Revenue & Profit	HK$'M	HK$'M	HK$'M
Revenue	12,351.8	12,352.2	14,225.5
Profit before Taxation	6,056.2	4,957.4	10,308.0
Taxation	(747.0)	(562.6)	(974.3)
Profit after Taxation	5,309.2	4,394.8	9,333.7
Minority Interests	(134.2)	(92.3)	(64.1)
Profit Attributable to Shareholders	5,175.0	4,302.5	9,269.6
Dividends	2,285.3	2,333.0	2,120.9
Assets & Liabilities			
Property, Plant, Equipment and Leasehold Land	24,452.6	15,638.0	13,585.7
Investment Property	501.0	523.0	410.0
Intangible Asset	2,461.7	196.4	185.1
Associated Companies	8,338.0	10,465.4	8,386.5
Jointly Controlled Entities	7,011.2	6,164.0	6,501.7
Available-for-Sale Financial Assets	2,996.0	1,105.2	1,066.9
Other Non-Current Assets	722.7	153.8	148.0
Current Assets	19,622.3	17,708.2	12,961.2
Current Liabilities	(10,628.8)	(5,407.7)	(7,188.3)
Non-Current Liabilities	(18,688.6)	(15,046.5)	(6,557.5)
Net Assets	36,788.1	31,499.8	29,499.3
Capital & Reserves			
Share Capital	1,632.3	1,666.4	1,514.9
Share Premium	3,618.6	3,618.6	3,770.1
Reserves	26,093.1	23,833.5	22,098.5
Proposed Dividend	1,501.8	1,533.1	1,393.7
Shareholders' Funds	32,845.8	30,651.6	28,777.2
Minority Interests	3,942.3	848.2	722.1
Total Equity	36,788.1	31,499.8	29,499.3
Earnings per Share, HK Dollar	0.79	0.65	1.39
Dividends per Share, HK Dollar	0.35	0.35	0.32
Dividend Cover	2.26	1.84	4.37

2006	2005	2004	2003	2002	2001	2000
1,622,648	1,597,273	1,562,278	1,520,166	1,470,738	1,407,408	1,329,161
27,034	27,261	27,137	27,002	26,641	26,564	26,057
12,260	12,050	11,210	11,000	11,000	11,000	11,000
6,279	6,614	6,694	5,848	5,695	5,530	5,650
HK$'M	HK$'M	HK$'M	HK$'M	HK$'M	HK$'M	HK$'M
13,465.3	9,350.9	8,154.0	7,288.8	6,878.0	6,857.4	6,650.9
6,804.2	5,920.4	3,922.7	3,799.7	3,581.0	3,656.9	3,579.1
(914.6)	(628.6)	(623.0)	(735.2)	(523.7)	(470.0)	(445.8)
5,889.6	5,291.8	3,299.7	3,064.5	3,057.3	3,186.9	3,133.3
(27.0)	(10.4)	(12.9)	(13.6)	(9.6)	(4.2)	(2.3)
5,862.6	5,281.4	3,286.8	3,050.9	3,047.7	3,182.7	3,131.0
1,928.1	1,935.7	1,966.7	1,975.2	1,991.8	1,830.5	1,798.1
12,864.7	11,067.0	8,969.9	9,644.3	9,324.2	11,862.6	11,635.9
–	–	–	–	–	–	–
48.6	45.8	–	–	–	–	–
3,457.0	2,060.9	1,206.7	2,703.8	2,539.8	2,460.2	2,440.1
5,815.0	5,197.5	1,709.5	2,558.9	241.6	208.7	25.0
848.5	768.0	624.3	861.3	1,651.9	1,490.2	627.7
100.7	–	–	–	–	–	–
13,028.2	10,457.7	8,584.0	5,991.4	6,420.0	4,398.4	8,546.2
(7,141.0)	(8,182.5)	(4,182.6)	(3,203.7)	(2,539.3)	(2,194.5)	(2,122.3)
(7,803.5)	(4,570.1)	(2,022.9)	(1,852.0)	(1,688.1)	(896.3)	(1,025.4)
21,218.2	16,844.3	14,888.9	16,704.0	15,950.1	17,329.3	20,127.2
1,377.2	1,377.2	1,403.7	1,410.9	1,422.7	1,300.9	1,284.4
3,907.8	3,907.8	3,907.8	3,907.8	3,907.8	4,037.1	4,165.5
14,141.7	9,863.9	8,001.0	9,864.8	9,189.2	10,665.7	13,445.7
1,267.0	1,267.0	1,291.4	1,298.0	1,308.9	1,196.9	1,181.6
20,693.7	16,415.9	14,603.9	16,481.5	15,828.6	17,200.6	20,077.2
524.5	428.4	285.0	222.5	121.5	128.7	50.0
21,218.2	16,844.3	14,888.9	16,704.0	15,950.1	17,329.3	20,127.2
0.88	0.79	0.48	0.45	0.45	0.44	0.43
0.29	0.29	0.29	0.29	0.29	0.26	0.24
3.04	2.73	1.67	1.54	1.53	1.74	1.74

REPORT OF THE DIRECTORS

The Directors have pleasure in submitting to shareholders their Report and the Audited Accounts for the year ended 31st December 2009 which are to be presented at the Annual General Meeting to be held in the Four Seasons Grand Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Friday, 28th May 2010.

Principal Activities

The principal activities of the Group continue to be the production, distribution and marketing of gas, water and related activities in Hong Kong and mainland China. Particulars of the principal subsidiaries of the Company are shown on pages 138 to 144 of this Annual Report. Revenue and contribution to operating profit are mainly derived from activities carried out in Hong Kong and mainland China.

Results and Appropriations

The results of the Group for the year ended 31st December 2009 are set out in the consolidated income statement on page 70 of this Annual Report.

An interim dividend of HK 12 cents per share was paid to shareholders on 19th October 2009 and the Directors recommend a final dividend of HK 23 cents per share payable on 31st May 2010 to shareholders whose names are on the register of members on 20th May 2010.

Bonus Issue of Shares

The Directors recommend a bonus issue of shares on the basis of one bonus share for every ten existing shares held by the shareholders of the Company whose names are on the register of members on 20th May 2010. The bonus issue is subject to the conditions and trading arrangements set out in the circular despatched together with this Annual Report.

Financial Summary

A summary of the results of the Group for the past nine financial years is set out on pages 48 and 49 of this Annual Report.

Reserves

Movements in reserves of the Group and the Company during the year are set out in Note 38 to the Accounts.

Property, Plant and Equipment

Movements in property, plant and equipment of the Group and the Company are shown in Note 17 to the Accounts.

Share Capital

Movements in share capital of the Company are shown in Note 36 to the Accounts.

Borrowings

Particulars of the borrowings of the Group are provided in Note 32 to the Accounts.

Charitable Donations

Charitable donations made by the Group in 2009 amounted to HK$3,000,000 (2008: HK$8,000,000, of which HK$5,000,000 was donated for the purpose of Sichuan province earthquake relief).

Directors

At the Annual General Meeting held on 14th May 2009, Mr. Colin Lam Ko Yin, Dr. The Hon. David Li Kwok Po, Mr. Lee Ka Shing and Mr. Alfred Chan Wing Kin were re-elected as Directors of the Company. Dr. The Hon. Lee Shau Kee, Mr. Leung Hay Man, Mr. Lee Ka Kit and Mr. James Kwan Yuk Choi held office throughout the year. Professor Poon Chung Kwong was appointed Independent Non-executive Director of the Company effective from 18th November 2009. Mr. Liu Lit Man resigned as Independent Non-executive Director of the Company effective from 27th November 2009 upon his retirement.

According to the Company's Articles of Association, one-third of its non-executive directors and one-third of its executive directors are subject to retirement by rotation at every annual general meeting. Pursuant to Article 97, Mr. Leung Hay Man, Mr. Lee Ka Kit, non-executive directors, and Mr. James Kwan Yuk Choi, an executive director, are due to retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for reappointment. Pursuant to Article 91, Professor Poon Chung Kwong, an independent non-executive director, is due to retire at the forthcoming Annual General Meeting and, being eligible, offer himself for reappointment. Details of these directors proposed for re-election are set out in the circular sent together with this Annual Report.

Biographical Details of Directors

The biographical details of Directors and senior management who are also executive directors are set out on pages 11 and 12 of this Annual Report.

Disclosure of Interests

A. Directors

As at 31st December 2009, the interests and short positions of each Director of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers were as follows:

Shares and Underlying Shares *(Long Positions)*

		Interest in Shares						
Name of Company	Director	Personal Interests	Family Interests	Corporate Interests	Other	Interest in Underlying Shares Pursuant to Share Options	Aggregate Interest	%**
The Hong Kong and China Gas Company Limited	Dr. The Hon. Lee Shau Kee	3,903,670		2,705,807,442 (Note 5)			2,709,711,112	41.50
	Dr. The Hon. David Li Kwok Po	18,200,000					18,200,000	0.28
	Mr. Lee Ka Kit				2,705,807,442 (Note 4)		2,705,807,442	41.44
	Mr. Alfred Chan Wing Kin	124,417*					124,417*	0.00
	Mr. James Kwan Yuk Choi	43,923	49,765				93,688	0.00
	Mr. Lee Ka Shing				2,705,807,442 (Note 4)		2,705,807,442	41.44
	Professor Poon Chung Kwong			39,930 (Note 6)			39,930	0.00
Lane Success Development Limited	Dr. The Hon. Lee Shau Kee			9,500 (Note 7)			9,500	95
	Mr. Lee Ka Kit				9,500 (Note 7)		9,500	95
	Mr. Lee Ka Shing				9,500 (Note 7)		9,500	95
Yieldway International Limited	Dr. The Hon. Lee Shau Kee			2 (Note 8)			2	100
	Mr. Lee Ka Kit				2 (Note 8)		2	100
	Mr. Lee Ka Shing				2 (Note 8)		2	100
Towngas China Company Limited ("Towngas China")	Dr. The Hon. Lee Shau Kee			893,172,901 (Note 9)			893,172,901	45.61
	Mr. Lee Ka Kit				893,172,901 (Note 9)		893,172,901	45.61
	Mr. Lee Ka Shing				893,172,901 (Note 9)		893,172,901	45.61
	Mr. Alfred Chan Wing Kin					3,618,000 (Note 10)	3,618,000	0.18
	Mr. James Kwan Yuk Choi					3,015,000 (Note 10)	3,015,000	0.15

* These shares were jointly held by Mr. Alfred Chan Wing Kin and his spouse.

** Percentage which the aggregate long position in the shares represents to the issued share capital of the Company or any of its associated corporations.

A. Directors (Continued)

Options to Subscribe for Shares of Towngas China *(Long Positions)*

Pursuant to the share option schemes of Towngas China, subsidiary of the Company, certain Directors of the Company have been granted options to subscribe for the shares of Towngas China, details of which as at 31st December 2009 were as follows:

Name of Company	Director	Date of Grant	Exercise Period	Exercise Price (HK$)	Number of Shares Subject to Outstanding Options as at 01.01.2009*	Number of Shares Subject to Outstanding Options as at 31.12.2009*
Towngas China	Mr. Alfred Chan Wing Kin	16.03.2007	16.03.2008-27.11.2015	3.811	1,085,400	1,085,400
		16.03.2007	16.03.2009-27.11.2015	3.811	1,085,400	1,085,400
		16.03.2007	16.03.2010-27.11.2015	3.811	1,447,200	1,447,200
	Total				**3,618,000**	**3,618,000**
	Mr. James Kwan Yuk Choi	16.03.2007	16.03.2008-27.11.2015	3.811	904,500	904,500
		16.03.2007	16.03.2009-27.11.2015	3.811	904,500	904,500
		16.03.2007	16.03.2010-27.11.2015	3.811	1,206,000	1,206,000
	Total				**3,015,000**	**3,015,000**

* The vesting period of the share options is from the date of grant until the commencement of the exercise period.

Save as mentioned above, as at 31st December 2009, there were no other interests or short positions of the Directors in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) recorded in the register maintained by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

B. Substantial Shareholders and Others *(Long Positions)*

As at 31st December 2009, the interests and short positions of every person, other than Directors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO were as follows:

	Name of Company	No. of Shares in which Interested	%**
Substantial Shareholders (a person who is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting)	Disralei Investment Limited (Note 1)	1,402,419,759	21.48
	Timpani Investments Limited (Note 1)	1,988,332,010	30.45
	Faxson Investment Limited (Note 1)	2,603,627,504	39.88
	Henderson Land Development Company Limited (Note 1)	2,603,627,504	39.88
	Henderson Development Limited (Note 2)	2,608,426,934	39.95
	Hopkins (Cayman) Limited (Note 3)	2,705,807,442	41.44
	Riddick (Cayman) Limited (Note 4)	2,705,807,442	41.44
	Rimmer (Cayman) Limited (Note 4)	2,705,807,442	41.44
Persons other than Substantial Shareholders	Macrostar Investment Limited (Note 1)	615,295,494	9.42
	Chelco Investment Limited (Note 1)	615,295,494	9.42
	Medley Investment Limited (Note 1)	585,912,251	8.97
	Commonwealth Bank of Australia (Note 11)	523,597,235	8.02

** Percentage which the aggregate long position in the shares represents to the issued share capital of the Company.

Disclosure of Interests (Continued)

B. Substantial Shareholders and Others *(Long Positions)* (Continued)

Save as mentioned above, as at 31st December 2009, the register maintained by the Company pursuant to section 336 of the SFO recorded no other interests or short positions in shares and underlying shares of the Company.

Notes:

1. These 2,603,627,504 shares were beneficially owned by Macrostar Investment Limited ("Macrostar"), Medley Investment Limited ("Medley") and Disralei Investment Limited ("Disralei"). Macrostar was a wholly-owned subsidiary of Chelco Investment Limited, which was in turn, a wholly-owned subsidiary of Faxson Investment Limited ("FIL"). Medley and Disralei were wholly-owned subsidiaries of Timpani Investments Limited, which was in turn, a wholly-owned subsidiary of FIL. FIL was a wholly-owned subsidiary of Henderson Land Development Company Limited ("HLD").
2. Henderson Development Limited ("HD") beneficially owned 53.47% of the total issued shares of HLD. Of these 2,608,426,934 shares, 2,603,627,504 shares represented the shares described in Note 1 and the other shares were beneficially owned by a wholly-owned subsidiary of HD.
3. Of these 2,705,807,442 shares, 2,608,426,934 shares represented the shares described in Notes 1 and 2 and 97,380,508 shares were beneficially owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") owned all the issued ordinary shares which carry the voting rights in the share capital of HD and Fu Sang as trustee of a unit trust ("Unit Trust").
4. These 2,705,807,442 shares are duplicated in the interests described in Note 3. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of the respective discretionary trusts, held units in the Unit Trust. Mr. Lee Ka Kit and Mr. Lee Ka Shing, as discretionary beneficiaries of the discretionary trusts, were taken to have duties of disclosure in relation to these shares by virtue of Part XV of the SFO.
5. These 2,705,807,442 shares included the shares described in Notes 1 to 4. Dr. The Hon. Lee Shau Kee beneficially owned all the issued shares in Rimmer, Riddick and Hopkins and was taken to be interested in these shares by virtue of Part XV of the SFO.
6. These 39,930 shares were beneficially owned by a company which was jointly owned by Professor Poon Chung Kwong and his spouse.
7. These 9,500 shares in Lane Success Development Limited were beneficially owned by a wholly-owned subsidiary of the Company (as to 4,500 shares) and a wholly-owned subsidiary of HLD (as to 5,000 shares). Dr. The Hon. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in HLD and the Company as set out in Notes 1 to 5 by virtue of Part XV of the SFO.
8. These 2 shares in Yieldway International Limited were beneficially owned by a wholly-owned subsidiary of the Company (as to 1 share) and a wholly-owned subsidiary of HLD (as to 1 share). Dr. The Hon. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in HLD and the Company as set out in Notes 1 to 5 by virtue of Part XV of the SFO.
9. These 893,172,901 shares in Towngas China representing 45.61% of the total issued shares in Towngas China were beneficially owned by Hong Kong & China Gas (China) Limited (as to 850,202,901 shares), Planwise Properties Limited (as to 40,470,000 shares) and Superfun Enterprises Limited (as to 2,500,000 shares), wholly-owned subsidiaries of the Company. Dr. The Hon. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in the Company as set out in Notes 1 to 5 by virtue of Part XV of the SFO.
10. These options represent personal interests held by the Directors.
11. Commonwealth Bank of Australia ("Commonwealth Bank") was taken to be interested in these 523,597,235 shares which were held by indirect wholly-owned subsidiaries of Commonwealth Bank.

Share Option Schemes of Towngas China

A. Pre-GEM Share Option Scheme

Towngas China approved a pre-GEM listing share option scheme (the "Pre-GEM Scheme") by resolutions of the then sole shareholder of Towngas China dated 4th April 2001. The purpose of the Pre-GEM Scheme was to recognise the contribution of certain directors of Towngas China and employees of members of Towngas China and its subsidiaries (the "Towngas China Group") and group members of Sinolink Worldwide Holdings Limited (the holding company of Towngas China at that time) to the growth of the Towngas China Group and/or to the listing of the shares of Towngas China on GEM Board.

As at the date of this report, the outstanding number of shares of Towngas China in respect of which options had been granted under the Pre-GEM Scheme was 3,618,000 (2008: 3,618,000), representing 0.18% (2008: 0.18%) of the issued share capital of Towngas China as at the date of this report.

Share Option Schemes of Towngas China (Continued)

A. Pre-GEM Share Option Scheme (Continued)

Share options were granted under the Pre-GEM Scheme in 2001 in consideration of HK$1.00 per grant, at an exercise price of HK$0.57, being the issue price of the shares of Towngas China on listing on GEM Board. The exercise price was subsequently adjusted to HK$0.475 upon capitalisation of shares of Towngas China in 2002. 50% of options under the Pre-GEM Scheme are exercisable from 1st January 2003 with the remaining 50% exercisable from 1st January 2004. The options under the Pre-GEM Scheme are exercisable on a cumulative basis until the expiry date on 3rd April 2011. The options under the Pre-GEM Scheme were granted to recognise the then past and present contributions of the grantees to the Towngas China Group.

The Pre-GEM Scheme ended on the date on which dealings in the shares of Towngas China commenced on GEM Board (i.e. 20th April 2001), and no further options would be offered or granted after that date. The provision of the Pre-GEM Scheme shall remain in full force and effect.

B. 2001 GEM Share Option Scheme

Pursuant to a share option scheme approved by the resolution of the sole shareholder of Towngas China dated 4th April 2001 (the "2001 GEM Scheme"), options may be granted to the directors or employees of Towngas China or its subsidiaries, for the recognition of their contributions to the Towngas China Group, to subscribe for shares of Towngas China. The exercise price of the share option would be determined at the higher of the average of closing prices of the shares of Towngas China on the Exchange on the five trading days immediately preceding the date of grant of the option, the closing price of the shares of Towngas China on the Exchange on the date of grant or the nominal value of the shares of Towngas China.

The 2001 GEM Scheme remained in force for a period of 10 years commencing on 4th April 2001.

The share options granted under the 2001 GEM Scheme are exercisable at any time for a period to be determined by the directors of Towngas China, which shall not be less than 3 years and not more than 10 years from the date of grant.

As at the date of this report, the outstanding number of shares of Towngas China in respect of which options had been granted under the 2001 GEM Scheme was 12,763,500 (2008: 15,265,950), representing 0.65% (2008: 0.78%) of the issued share capital of Towngas China as at the date of this report.

Options granted under the 2001 GEM Scheme should be taken up within 28 days of the date of grant, upon payment of HK$1.00 per grant.

The total number of shares of Towngas China in respect of which options might be granted under the 2001 GEM Scheme was not permitted to exceed 10% of the shares of Towngas China in issue at any point in time without prior approval from Towngas China's shareholders. No option might be granted to any one employee which if exercised in full would result in the total number of shares of Towngas China already issued and issuable to him under all the options previously granted to him and the said option exceeding 25% of the number of shares of Towngas China issued and issuable under all the options which might be granted under the 2001 GEM Scheme or any other share option schemes at the time it has proposed to grant the relevant options to that employee.

The 2005 GEM Scheme has replaced the 2001 GEM Scheme and there will be no options granted under the 2001 GEM Scheme in the future but the options granted during its life shall continue to be valid and exercisable in accordance with their terms of issue. The provision of the 2001 GEM Scheme shall remain in full force and effect.

Share Option Schemes of Towngas China (Continued)

C. 2005 GEM Share Option Scheme

Pursuant to a share option scheme approved by, inter alia, the resolution of Towngas China's shareholders at the annual general meeting held on 26th April 2005 (the "2005 GEM Scheme"), options may be granted to the directors or employees of Towngas China or its subsidiaries, for the recognition of their contributions to the Towngas China Group, to subscribe for the shares of Towngas China. The exercise price of the share option would be determined at the higher of the average of closing prices of the shares of Towngas China on the Exchange on the five trading days immediately preceding the date of grant of the option, the closing price of the shares of Towngas China on the Exchange on the date of grant or the nominal value of the shares of Towngas China.

The 2005 GEM Scheme remained in force for a period of 10 years commencing on the date of adoption of the scheme, i.e. 18th May 2005.

The share options under the 2005 GEM Scheme are exercisable at any time for a period to be determined by the directors of Towngas China, which shall not be more than 10 years after the date of grant.

As at the date of this report, no option was granted under the 2005 GEM Scheme.

Options granted under the 2005 GEM Scheme should be taken up within 28 days of the date of grant, upon payment of HK$1.00 per grant.

The total number of shares of Towngas China in respect of which options might be granted under the 2005 GEM Scheme was not permitted to exceed 10% of the shares of Towngas China in issue at the date of approval of the 2005 GEM Scheme without prior approval from Towngas China's shareholders. No option might be granted in any 12-month period to any one employee which if exercised in full would result in the total number of shares of Towngas China already issued and issuable to him under all the options previously granted to him and the said option exceeding 1% of the number of shares of Towngas China issued and issuable under all the options which might be granted under the 2005 GEM Scheme or any other share option schemes at the time it has proposed to grant the relevant options to that employee.

2005 GEM Scheme ended on the date on which dealings in the shares of Towngas China commenced on Main Board (i.e. 8th December 2005), and no further options would be offered or granted after that date.

D. 2005 Main Board Share Option Scheme

Pursuant to a share option scheme adopted by the shareholders of Towngas China at an extraordinary general meeting held on 28th November 2005 ("2005 Main Board Scheme"), options may be granted to the directors or employees of Towngas China or its subsidiaries, for the recognition of their contributions to the Towngas China Group, to subscribe for shares in Towngas China. The exercise price of the share option will be determined at the higher of the average of closing prices of the shares of Towngas China on the Exchange on the five trading days immediately preceding the date of grant of the option, the closing price of the shares of Towngas China on the Exchange on the date of grant or the nominal value of the shares of Towngas China.

2005 Main Board Scheme will remain in force for a period of 10 years commencing on 28th November 2005.

Share Option Schemes of Towngas China (Continued)

D. 2005 Main Board Share Option Scheme (Continued)

The share options under 2005 Main Board Scheme are exercisable at any time for a period to be determined by the directors of Towngas China, which shall not be more than 10 years after the date of grant.

As at the date of this report, the outstanding number of shares of Towngas China in respect of which options had been granted under 2005 Main Board Scheme was 16,843,800 (2008: 18,853,800), representing 0.86% (2008: 0.96%) of the issued share capital of Towngas China as at the date of this report.

Options granted under 2005 Main Board Scheme must be taken up within 28 days of the date of grant, upon payment of HK$1.00 per grant.

The total number of shares of Towngas China in respect of which options may be granted under the 2005 Main Board Scheme is not permitted to exceed 10% of the shares of Towngas China in issue on the date of approval of the 2005 Main Board Scheme without prior approval from Towngas China's shareholders. No option may be granted in any 12-month period to any one grantee which if exercised in full would result in the total number of shares of Towngas China already issued and issuable to him under all the options previously granted to him and the said option exceeding 1% of the total number of shares of Towngas China in issue.

Details of specific categories of options of Towngas China are as follows:

Option type	Date of Grant	Exercise Period	Exercise Price (HK$)
Pre-GEM Scheme:			
Pre-GEM Options	04.04.2001	01.01.2003 – 03.04.2011	0.473
	04.04.2001	01.01.2004 – 03.04.2011	0.473
2001 GEM Scheme:			
2001 GEM Options	13.11.2001	13.02.2002 – 13.02.2007	0.940
	13.11.2001	13.05.2002 – 13.02.2007	0.940
	13.11.2001	13.11.2002 – 13.02.2007	0.940
2004 GEM Options	19.11.2004	31.12.2005 – 30.03.2011	3.483
	19.11.2004	31.12.2006 – 30.03.2011	3.483
	19.11.2004	31.12.2007 – 30.03.2011	3.483
2005 Main Board Scheme:			
2006 Options	03.10.2006	04.10.2007 – 27.11.2015	2.796
	03.10.2006	04.04.2008 – 27.11.2015	2.796
	03.10.2006	04.10.2008 – 27.11.2015	2.796
2007 Options	16.03.2007	16.03.2008 – 27.11.2015	3.811
	16.03.2007	16.03.2009 – 27.11.2015	3.811
	16.03.2007	16.03.2010 – 27.11.2015	3.811

Share Option Schemes of Towngas China (Continued)

The following table discloses movements in the share options of Towngas China during the year:

	Option Types	Date of Grant	Exercise Period	Exercise Price	Outstanding at 01.01.2009	Exercised During the Year	Lapsed During the Year	Resigned as Director of Towngas China During the Year	Transfer to Employee of Towngas China During the Year (Note 4)	Outstanding at 31.12.2009	Weighted Average Closing Price of Shares of Towngas China Immediately Before the Date(s) on which Options were Exercised (HK$)
Category 1: Directors of Towngas China											
Mr. Alfred Chan Wing Kin	2007	16.03.2007	16.03.2008 – 27.11.2015	3.811	1,085,400	–	–	–	–	1,085,400	–
	Options	16.03.2007	16.03.2009 – 27.11.2015	3.811	1,085,400	–	–	–	–	1,085,400	–
		16.03.2007	16.03.2010 – 27.11.2015	3.811	1,447,200	–	–	–	–	1,447,200	–
Mr. James Kwan Yuk Choi	2007	16.03.2007	16.03.2008 – 27.11.2015	3.811	904,500	–	–	–	–	904,500	–
	Options	16.03.2007	16.03.2009 – 27.11.2015	3.811	904,500	–	–	–	–	904,500	–
		16.03.2007	16.03.2010 – 27.11.2015	3.811	1,206,000	–	–	–	–	1,206,000	–
Other directors of Towngas China	Pre-GEM	04.04.2001	01.01.2003 – 03.04.2011	0.473	1,809,000	–	–	(1,809,000)	–	–	–
	Options	04.04.2001	01.01.2004 – 03.04.2011	0.473	1,809,000	–	–	(1,809,000)	–	–	–
	2004	19.11.2004	31.12.2005 – 30.03.2011	3.483	2,412,000	–	–	(1,507,500)	–	904,500	–
	GEM	19.11.2004	31.12.2006 – 30.03.2011	3.483	2,412,000	–	–	(1,507,500)	–	904,500	–
	Options	19.11.2004	31.12.2007 – 30.03.2011	3.483	3,216,000	–	–	(2,010,000)	–	1,206,000	–
	2007	16.03.2007	16.03.2008 – 27.11.2015	3.811	2,110,500	–	–	(301,500)	–	1,809,000	–
	Options	16.03.2007	16.03.2009 – 27.11.2015	3.811	2,110,500	–	–	(301,500)	–	1,809,000	–
		16.03.2007	16.03.2010 – 27.11.2015	3.811	2,814,000	–	–	(402,000)	–	2,412,000	–
Total for Category 1					25,326,000	–	–	(9,648,000)	–	15,678,000	–
Category 2: Employees of Towngas China	Pre-GEM	04.04.2001	01.01.2003 – 03.04.2011	0.473	–	–	–	–	1,809,000	1,809,000	–
	Options	04.04.2001	01.01.2004 – 03.04.2011	0.473	–	–	–	–	1,809,000	1,809,000	–
	2004	19.11.2004	31.12.2005 – 30.03.2011	3.483	1,597,950	–	(180,900)	–	1,507,500	2,924,550	–
	GEM	19.11.2004	31.12.2006 – 30.03.2011	3.483	2,412,000	–	(994,950)	–	1,507,500	2,924,550	–
	Options	19.11.2004	31.12.2007 – 30.03.2011	3.483	3,216,000	–	(1,326,600)	–	2,010,000	3,899,400	–
	2006	03.10.2006	04.10.2007 – 27.11.2015	2.796	1,085,400	(241,200)	(361,800)	–	–	482,400	3.47
	Options	03.10.2006	04.04.2008 – 27.11.2015	2.796	1,326,600	(241,200)	(361,800)	–	–	723,600	3.47
		03.10.2006	04.10.2008 – 27.11.2015	2.796	1,768,800	(321,600)	(482,400)	–	–	964,800	3.47
	2007	16.03.2007	16.03.2008 – 27.11.2015	3.811	301,500	–	–	–	301,500	603,000	–
	Options	16.03.2007	16.03.2009 – 27.11.2015	3.811	301,500	–	–	–	301,500	603,000	–
		16.03.2007	16.03.2010 – 27.11.2015	3.811	402,000	–	–	–	402,000	804,000	–
Total for Category 2					12,411,750	(804,000)	(3,708,450)	–	9,648,000	17,547,300	–
All categories					37,737,750	(804,000)	(3,708,450)	(9,648,000)	9,648,000	33,225,300	–

Notes:

1. The vesting period of the share options is from the date of grant until the commencement of the exercise period.
2. During the year, no share option was cancelled under any share option schemes.
3. During the year, no new option was granted.
4. Two executive directors of Towngas China resigned with effect from 19th March 2009 and 31st December 2009 respectively but remain as employees of the Towngas China Group.

Arrangements to Purchase Shares or Debentures

Other than the share option schemes of Towngas China disclosed above, at no time during the year was the Company or any of its holding companies, subsidiary companies or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Directors' Interests in Competing Business

As disclosed in the announcement dated 9th February 2010, the Company had obtained effective control over the majority of the board of directors of Towngas China on 31st December 2009, Towngas China would from then onwards be accounted for and consolidated into the consolidated accounts of the Company as a subsidiary.

Pursuant to Rule 8.10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), the interests of Directors of the Company in businesses which competed or were likely to compete, either directly or indirectly, with the Group during the year ended 31st December 2009 but before 31st December 2009 were as follows:

Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi, Directors of the Company, also acted as the executive directors of Towngas China. The principal activities of the Towngas China Group are the sale and distribution of gas fuel in mainland China, including the provision of piped-gas, construction of gas pipelines, the operation of city gas pipeline network and gas fuel automobile refilling stations and the sale of household gas appliances. Although some of the businesses carried out by the Towngas China Group are similar to the businesses carried out by the Group, they are of different scale and/or at different locations. Therefore, the Board is of the view that the businesses of the Towngas China Group did not compete directly with the businesses of the Group.

As Towngas China has become a subsidiary of the Company as from 31st December 2009, Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi are no longer regarded as having any interests in competing business by virtue of their being executive directors of Towngas China from that day onwards.

Service Contracts

No Director proposed for re-election at the forthcoming Annual General Meeting has entered into any service contract with the Company which is not determinable by the Company within one year without payment of compensation other than statutory compensation.

Interests in Contracts and Connected Transactions

During the year, the Company had the following connected/continuing connected transactions, each of which, as disclosed by way of announcement, was subject to the reporting and announcement requirements but exempt from independent shareholders' approval requirements under Chapter 14A of the Listing Rules since each of the applicable percentage ratios was less than 2.5%.

Interests in Contracts and Connected Transactions (Continued)

1. As disclosed in an announcement dated 31st December 2008, Shanxi Hong Kong & China Coalbed Gas Co., Ltd. (now known as Shanxi ECO Coalbed Gas Co., Ltd.) ("Shanxi JV"), a non-wholly owned subsidiary of the Company, as purchaser entered into the Shanxi Jincheng Coalbed Methane Purchase and Sale Contracts (Gas Usage Phase I) and the Shanxi Jincheng Coalbed Methane Purchase and Sale Contracts (Gas Usage Phase II) (collectively, "Coalbed Methane Contracts") on 31st December 2008 with Qinshui Lanyan Coalbed Methane Co. Ltd. ("Qinshui Lanyan") as seller and Shanxi Jincheng Anthracite Coal Mining Co. Ltd. ("Shanxi Jincheng") as warrantor, pursuant to which Qinshui Lanyan agreed to supply coalbed methane to Shanxi JV each for terms of 30 years. The annual cap of the aggregate amount of consideration for each of the financial years in the 32-year period ending 31st December 2040 was RMB291,000,000. For the year ended 31st December 2009, the total amount of consideration paid by the Group was RMB52,599,940. Shanxi Jincheng is a substantial shareholder of Shanxi JV and is therefore a connected person of the Company. As Qinshui Lanyan is a non-wholly owned subsidiary of Shanxi Jincheng, it is an associate of Shanxi Jincheng and is therefore also a connected person of the Company. Accordingly, the transactions contemplated under the Coalbed Methane Contracts constituted a continuing connected transaction for the Company under Chapter 14A of the Listing Rules.

   The Independent Non-executive Directors of the Company have reviewed the transactions contemplated under the Coalbed Methane Contracts and confirmed that the transactions were entered into (a) in the ordinary and usual course of business of the Group; (b) on normal commercial terms; and (c) in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

   The Auditor of the Company has also confirmed that (a) the transactions have been approved by the Board; (b) the transactions have been entered into in accordance with the relevant agreements governing the transactions; and (c) the amounts of the transactions have not exceeded the aforesaid cap.

2. As disclosed in an announcement dated 11th March 2009, ECO Coal Resources Development (Fengcheng) Limited ("ECO"), a wholly-owned subsidiary of the Company, entered into the joint venture agreement (the "Joint Venture Agreement") on 11th March 2009 with Fengcheng Mining Bureau, Xinyu Iron & Steel Co., Ltd. ("Xinyu Iron & Steel") and Sansteel MinGuang Co., Ltd., Fujian ("Sansteel MinGuang"), pursuant to which ECO, Xinyu Iron & Steel and Sansteel MinGuang agreed to form Fengcheng Xingao Coking Co., Ltd. ("Xingao Coking JV"), a sino-foreign joint venture, and to contribute to the registered capital thereof. Upon completion of the transactions contemplated under the Joint Venture Agreement, the registered capital of Xingao Coking JV would be RMB350,000,000 and held as to 30% by ECO, 37% by Fengcheng Mining Bureau, 30% by Xinyu Iron & Steel and 3% by Sansteel Minguang. The Joint Venture Agreement constituted a connected transaction of the Company under Chapter 14A of the Listing Rules as Fengcheng Mining Bureau is a connected person by reason of it being a substantial shareholder of an existing subsidiary of the Company.

Interests in Contracts and Connected Transactions (Continued)

Details of the related party transactions undertaken in the normal course of business are provided under Note 41 to the Accounts. None of these related party transactions constitutes a discloseable connected transaction as defined under the Listing Rules.

Save as mentioned above, no contract of significance in relation to the Group's business to which any controlling shareholder of the Company or any of its subsidiaries was a party, or in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the year-end or at any time during the year.

Management Contracts

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year.

Purchase, Sale or Redemption of The Group's Listed Securities

During the year, the Company repurchased 136,216,000 shares on the Exchange at an aggregate consideration of HK$1,994,277,080 before expenses. The repurchased shares were subsequently cancelled. The nominal value of the cancelled shares was transferred to the capital redemption reserve and the aggregate consideration was charged to unappropriated profits. The repurchases were effected by the Directors for the enhancement of shareholder value in the long term. Details of the shares repurchased are as follows:

		Price per Share		
Month of Repurchase	Number of Shares Repurchased	Highest HK$	Lowest HK$	Aggregate Consideration Paid HK$
March 2009	20,384,000	12.22	10.94	237,917,700
April 2009	43,035,000	14.60	11.88	571,345,500
May 2009	22,898,000	15.50	14.40	341,056,080
June 2009	20,492,000	15.96	15.16	321,606,320
July 2009	7,774,000	16.68	15.82	124,508,620
August 2009	5,783,000	17.16	16.44	96,828,760
September 2009	15,850,000	19.44	17.22	301,014,100
Total	**136,216,000**			**1,994,277,080**

Save as mentioned above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its own listed securities during the year.

Major Customers and Suppliers

The percentages of the purchases attributable to the Group's largest supplier and the five largest suppliers were 18 per cent and 50 per cent respectively during the year. None of the Directors, their associates, or any shareholder (who to the knowledge of the Directors owned more than 5 per cent of the Company's share capital) had any interest in the Group's five largest suppliers. The percentage of the turnover attributable to the Group's five largest customers is less than 30 per cent during the year.

Corporate Governance

The Company's corporate governance principles and practices are set out in the Corporate Governance Report on pages 63 to 68 of this Annual Report.

Public Float

As at the date of this report, being also the latest practicable date prior to the issue of this Annual Report, the Company has maintained the prescribed public float under the Listing Rules, based on the information that is publicly available to the Company and within the knowledge of the Directors.

Auditor

The Accounts have been audited by PricewaterhouseCoopers who will retire at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-appointment at a fee to be agreed by the Board.

On behalf of the Board

LEE Shau Kee
Chairman
Hong Kong, 16th March 2010

CORPORATE GOVERNANCE REPORT

The Board is committed to maintaining good corporate governance. The Board believes that good corporate governance principles and practices should emphasize on accountability and an increase in transparency which will enable the Group's stakeholders, including shareholders, investors, customers, suppliers, employees and the community to have trust and faith in the Group to take care of their needs and to fulfill its social responsibility.

Code on Corporate Governance Practices

During the year ended 31st December 2009, save as disclosed below, the Company had complied with the code provisions set out in the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Under the Code Provision E.1.3 of the Code which was in force on 1st January 2009, notice of annual general meeting should be sent to shareholders at least 20 clear business days before the meeting. As the Company arranged an appropriate venue in 2008 to accommodate all the attendees for the 2009 Annual General Meeting, the Company, in accordance with the requirements under its Articles of Association, gave 21 clear days' notice to the shareholders of the Company before the convening of the Annual General Meeting of the Company which was held on 14th May 2009.

The below sets out the corporate governance principles and practices adopted by the Group which indicates how the Group has applied relevant principles in the Code.

Board of Directors

Board Composition

The Board is responsible for the Group's system of corporate governance and is ultimately accountable for the Group's activities, strategies and financial performance. The day-to-day management and operation of the Group are delegated to the management team. The Board currently has two Executive Directors and seven Non-executive Directors. Three of the seven Non-executive Directors are independent to ensure that proposed strategies protect all shareholders' interests. Each of the Independent Non-executive Directors has made an annual confirmation of independence pursuant to rule 3.13 of the Listing Rules. The Board considers that all Independent Non-executive Directors are independent in accordance with the guidelines set out in rule 3.13 of the Listing Rules. Biographical details of the Directors and relevant relationships among them are set out on pages 11 to 12 of this Annual Report.

According to the Articles of Association of the Company, one-third of its non-executive directors and one-third of its executive directors are subject to retirement by rotation at every annual general meeting. Subject to the provisions contained in the Articles of Association of the Company, the term of office of all Non-executive Directors (including Independent Non-executive Directors) shall expire on 31st December 2011.

The nomination and selection of a Director is performed by the full Board. Proposed new Directors are selected based on skills and experience that, in the opinion of the Directors, will enable them to make positive contribution to the performance of the Board. The Board also reviews its composition to ensure the Board has a balance of knowledge and experience appropriate for the requirements of the business of the Group.

Board of Directors (Continued)

Board Composition (Continued)

Newly appointed Director will meet with other fellow Directors, and receive a comprehensive, formal and tailored induction, so as to ensure that he has a proper understanding of the operations and businesses of the Group and that he is fully aware of his responsibilities under statute and common law, the Listing Rules and other regulatory requirements. Important updates are provided to Directors when necessary to ensure that they are aware of the business and regulatory environment in which the Group conducts its business.

Appropriate insurance cover on Directors' liabilities has been in force to protect the Directors of the Group from their risks arising from the businesses of the Group.

Chairman of the Board and Managing Director

The Chairman of the Board is Dr. The Hon. Lee Shau Kee and the Managing Director is Mr. Alfred Chan Wing Kin. The roles of Chairman and Managing Director are segregated and are not performed by the same individual. The Chairman is responsible for providing leadership to, and overseeing, the functioning of the Board and, with the support of Executive Directors and the Company Secretary, seeking to ensure that all Directors are properly briefed on issues arising at Board meetings and that they receive adequate and reliable information in a timely manner. The Managing Director is responsible for managing the business of the Group and leading the management team to implement strategies and objectives adopted by the Board. Their respective responsibilities are clearly established and set out in writing.

Board Meetings

The Board meets regularly at least four times a year at approximately quarterly intervals. The Directors can attend meetings in person or through other electronic means of communication in accordance with the Articles of Association of the Company.

During the year ended 31st December 2009, the Board met four times. Among many other topics, it discussed matters relating to the re-election and the appointment of Directors.

Regular Board meetings of the year are scheduled in advance and at least 14 days' notice is given to all Directors so as to give them an opportunity to attend. Board papers are circulated not less than three days before the date of a Board meeting to enable the Directors to make informed decision on matters to be raised at the Board meetings. All Directors are given an opportunity to include matters in the agenda for Board meetings. In addition, Directors at all times have full and timely access to all information on the Group and may seek independent professional advice at the Company's expense whenever considered necessary by the Directors.

Board of Directors (Continued)

Board Meetings (Continued)

The attendance record of each member of the Board during the year ended 31st December 2009 is set out below:

Directors	No. of Meetings Attended/Held	Attendance Rate
Non-executive Directors		
Dr. The Hon. LEE Shau Kee (Chairman)	4/4	100%
Mr. Colin LAM Ko Yin	3/4	75%
Mr. LEE Ka Kit	3/4	75%
Mr. LEE Ka Shing	4/4	100%
Independent Non-executive Directors		
Mr. LEUNG Hay Man	4/4	100%
Dr. The Hon. David LI Kwok Po	4/4	100%
Professor POON Chung Kwong *	1/1	100%
Mr. LIU Lit Man **	1/4	25%
Executive Directors		
Mr. Alfred CHAN Wing Kin	4/4	100%
Mr. James KWAN Yuk Choi	4/4	100%

* Professor Poon Chung Kwong was appointed as Independent Non-Executive Director on 18th November 2009.

** Mr. Liu Lit Man retired as Independent Non-Executive Director on 27th November 2009.

Directors' Securities Transactions

The Company has adopted the model code as set out in Appendix 10 of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). Following specific enquiries by the Company, all Directors have confirmed that they fully complied with the required standard set out in the Model Code throughout the year ended 31st December 2009.

Directors' Responsibility for the Accounts

The Directors acknowledge their responsibilities for preparing the accounts of the Group and ensuring that the preparation of the accounts of the Group are in accordance with statutory requirements and applicable accounting standards. The Directors shall ensure the publication of the Group's accounts in a timely manner.

The statement of the Auditor of the Company about their reporting responsibilities on the accounts of the Group is set out in the Independent Auditor's Report on page 69 of this Annual Report.

Board Committees

The Board has appointed the following Board committees to oversee particular aspects of the Company's affairs:

Audit Committee

The Audit Committee was formed in May 1996. During the year ended 31st December 2009, the members of the Audit Committee were Dr. The Hon. David Li Kwok Po (Chairman of the Audit Committee), Mr. Leung Hay Man and Professor Poon Chung Kwong who was appointed on 18th November 2009. Mr. Liu Lit Man ceased to be member of the Audit Committee on 27th November 2009. All members are Independent Non-executive Directors. At least one of the Audit Committee members has the appropriate professional qualification or accounting or related financial management expertise as required by the Listing Rules.

The principal duties of the Audit Committee include, but are not limited to, reviewing the Company's current financial standing, considering the nature and scope of audit reports, and ensuring internal control systems operate in accordance with applicable standards and conventions. The Company has adopted written terms of reference for the Audit Committee, which clearly define the role, authority and function of the Audit Committee.

The Audit Committee held two meetings during the year ended 31st December 2009 and the following sets out a summary of the work of the Audit Committee during such period:

- review of the financial reports for 2008 annual results and 2009 interim results;
- recommendation to the Board, for the approval by shareholders, of the re-appointment of PricewaterhouseCoopers as the external Auditor and approval of their remuneration;
- determination of the nature and scope of the audit;
- review of the financial and accounting policies and practices of the Company; and
- review of the effectiveness of the Company's internal control, financial control and risk management system, including the review of the adequacy of resources, qualifications and experience of staff of the Company's accounting and financial reporting function, and their training programmes and budget.

In addition, the Independent Non-executive Directors of the Company conducted reviews of the continuing connected transaction as disclosed in the Report of the Directors of this Annual Report.

The attendance record of each Audit Committee member during the year ended 31st December 2009 is set out below.

Directors	No. of Meetings Attended/Held	Attendance Rate
Dr. The Hon. David LI Kwok Po (Chairman)	2/2	100%
Mr. LEUNG Hay Man	2/2	100%
Professor POON Chung Kwong *	N/A	N/A
Mr. LIU Lit Man **	0/2	0%

* Professor Poon Chung Kwong was appointed as member of Audit Committee on 18th November 2009.

** Mr. Liu Lit Man ceased to be member of Audit Committee on 27th November 2009.

Board Committees (Continued)

Remuneration Committee

The Company established a Remuneration Committee on 7th September 2005. During the year ended 31st December 2009, the Remuneration Committee was chaired by the Chairman Dr. The Hon. Lee Shau Kee with Dr. The Hon. David Li Kwok Po and Professor Poon Chung Kwong (who was appointed on 18th November 2009), both were Independent Non-executive Directors, as members. Mr. Liu Lit Man ceased to be member of the Remuneration Committee on 27th November 2009.

The principal duties of the Remuneration Committee include, but are not limited to, making recommendations to the Board on the Company's policy and structure for all remuneration of Directors and senior management (who are also executive directors of the Company) and reviewing the special remuneration packages of all executive directors by reference to corporate goals and objectives resolved by the Board from time to time. The Company has adopted written terms of reference for the Remuneration Committee which clearly define the role, authority and function of the Remuneration Committee.

The Company has not adopted any share option scheme. The emoluments of Directors are determined based on the duties and responsibilities of each Director. The Directors' fees were reviewed by the Remuneration Committee. During the year ended 31st December 2009, every Director received a Director's fee at the rate of HK$130,000 per annum while the Chairman received an additional fee at the rate of HK$130,000 per annum and each member of the Audit Committee received an additional fee at the rate of HK$100,000 per annum. The Remuneration Committee considered the fees reasonable in view of the Directors' responsibilities and, on its recommendation, the Board approved that the fees remain at the same level for the year 2009.

During the year ended 31st December 2009, the Remuneration Committee held its meeting once to review the above matters. The attendance record of each Remuneration Committee member during the year ended 31st December 2009 is set out below.

Directors	No. of Meeting Attended/Held	Attendance Rate
Dr. The Hon. LEE Shau Kee (Chairman)	1/1	100%
Dr. The Hon. David LI Kwok Po	1/1	100%
Professor POON Chung Kwong *	N/A	N/A
Mr. LIU Lit Man **	1/1	100%

* Professor Poon Chung Kwong was appointed as member of Remuneration Committee on 18th November 2009.
** Mr. Liu Lit Man ceased to be member of Remuneration Committee on 27th November 2009.

Other Board Committees

Two other Board committees, namely the Investment Committee of the Retirement Schemes and the Treasury Committee, were set up to deal with specific matters delegated by the Board. The Investment Committee of the Retirement Schemes manages retirement schemes and advises the trustees on investment policies. The Treasury Committee reviews, advises and formulates strategies related to treasury and investment activities of the Group.

Auditor's Remuneration

For the year ended 31st December 2009, the total remuneration in respect of statutory audit services provided by the Company's external auditor, PricewaterhouseCoopers, amounted to HK$6.2 million. During the year, payment to PricewaterhouseCoopers in respect of non-audit services, including taxation services and interim results review services provided to the Group amounted to HK$3.2 million.

Internal Control

The Board is responsible for maintaining sound and effective internal control systems for the Group in order to safeguard the Group's assets and shareholders' interests, as well as for reviewing the effectiveness of such systems. The Board will from time to time conduct a review of the Group's internal control system. During the year ended 31st December 2009, the Board, through the Audit Committee, reviewed the overall effectiveness of the system of internal control of the Group over financial, operational and compliance issues, risk management process, information systems security, scope and quality of the management's monitoring of risks and the effectiveness of financial reporting and compliance with the Listing Rules. The Board considered that the resources, qualifications and experience of staff of the Company's accounting and financial reporting function, and their training programmes and budget were adequate. The Board concluded that in general, the Group had set up a sound control environment and installed necessary control mechanisms to monitor and correct non-compliance.

INDEPENDENT AUDITOR'S REPORT

TO THE SHAREHOLDERS OF THE HONG KONG AND CHINA GAS COMPANY LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the consolidated accounts of The Hong Kong and China Gas Company Limited (the "Company") and its subsidiaries (together, the "Group") set out on pages 70 to 144, which comprise the consolidated and company balance sheets as at 31st December 2009, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated cash flow statement and the consolidated statement of changes in equity for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the accounts

The directors of the Company are responsible for the preparation and the true and fair presentation of these accounts in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants, and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these accounts based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the accounts. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the accounts, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the accounts.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated accounts give a true and fair view of the state of the affairs of the Company and of the Group as at 31st December 2009 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 16th March 2010

CONSOLIDATED INCOME STATEMENT

for the year ended 31st December 2009

	Note	2009 HK$'M	2008 HK$'M
Revenue	5	12,351.8	12,352.2
Total operating expenses	6	(8,490.4)	(8,738.2)
		3,861.4	3,614.0
Other gains/(losses), net	7	827.2	(584.6)
Interest expense	9	(567.8)	(416.8)
Share of profits less losses of associated companies		1,164.4	1,820.3
Share of profits less losses of jointly controlled entities		771.0	524.5
Profit before taxation	10	6,056.2	4,957.4
Taxation	13	(747.0)	(562.6)
Profit for the year		5,309.2	4,394.8
Attributable to:			
Shareholders of the Company		5,175.0	4,302.5
Minority interests		134.2	92.3
		5,309.2	4,394.8
Dividends	15	2,285.3	2,333.0
Earnings per share – basic and diluted, HK cents	16	78.7	64.5

The notes on pages 77 to 144 form part of these accounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31st December 2009

	2009 HK$'M	2008 HK$'M
Profit for the year	5,309.2	4,394.8
Other comprehensive income:		
Revaluation surplus/(deficit) of available-for-sale financial assets transferred to equity	830.2	(565.9)
Capital reserve	–	13.6
Change in fair value of cash flow hedges	486.9	(287.2)
Exchange differences	2.7	657.3
Other comprehensive income for the year, net of tax	1,319.8	(182.2)
Total comprehensive income for the year	6,629.0	4,212.6
Total comprehensive income attributable to:		
Shareholders of the Company	6,495.9	4,068.0
Minority interests	133.1	144.6
	6,629.0	4,212.6

The notes on pages 77 to 144 form part of these accounts.

CONSOLIDATED BALANCE SHEET

as at 31st December 2009

	Note	2009 HK$'M	2008 HK$'M
Assets			
Non-current assets			
Property, plant and equipment	17	23,573.3	15,077.0
Investment property	18	501.0	523.0
Leasehold land	19	879.3	561.0
Intangible asset	20	2,461.7	196.4
Associated companies	22	8,338.0	10,465.4
Jointly controlled entities	23	7,011.2	6,164.0
Available-for-sale financial assets	24	2,996.0	1,105.2
Derivative financial instruments	35	186.4	–
Retirement benefit assets	25	59.3	64.7
Other non-current assets	26	477.0	89.1
		46,483.2	34,245.8
Current assets			
Completed property for sale		29.0	110.1
Inventories	27	2,588.0	1,806.0
Trade and other receivables	28	3,164.7	2,429.9
Loan and other receivables from associated companies	22	41.2	29.4
Loan and other receivables from jointly controlled entities	23	83.2	86.6
Loan and other receivables from minority interests		106.7	85.4
Housing loans to staff		35.0	46.8
Financial assets at fair value through profit or loss	29	405.2	767.4
Time deposits over three months	30	351.9	55.7
Time deposits up to three months, cash and bank balances	30	12,817.4	12,290.9
		19,622.3	17,708.2
Current liabilities			
Trade and other payables	31	(5,190.7)	(2,746.7)
Amounts due to jointly controlled entities	23	(22.2)	(34.0)
Loan and other payables to minority interests		(111.4)	–
Provision for taxation		(556.9)	(384.5)
Borrowings	32	(4,747.6)	(2,242.5)
		(10,628.8)	(5,407.7)
Net current assets		8,993.5	12,300.5
Total assets less current liabilities		55,476.7	46,546.3

The notes on pages 77 to 144 form part of these accounts.

CONSOLIDATED BALANCE SHEET (Continued)

as at 31st December 2009

	Note	2009 HK$'M	2008 HK$'M
Non-current liabilities			
Customers' deposits	33	(1,114.4)	(1,074.3)
Deferred taxation	34	(1,890.0)	(1,272.9)
Borrowings	32	(15,672.0)	(12,342.5)
Loans payable to minority interests		(12.2)	(44.7)
Derivative financial instruments	35	–	(312.1)
		(18,688.6)	(15,046.5)
Net assets		36,788.1	31,499.8
Capital and reserves			
Share capital	36	1,632.3	1,666.4
Share premium	37	3,618.6	3,618.6
Reserves	38	26,093.1	23,833.5
Proposed dividend	38	1,501.8	1,533.1
Shareholders' funds		32,845.8	30,651.6
Minority interests		3,942.3	848.2
Total equity		36,788.1	31,499.8

Approved by the Board of Directors on 16th March 2010

Lee Shau Kee
Director

David Li Kwok Po
Director

The notes on pages 77 to 144 form part of these accounts.

BALANCE SHEET

as at 31st December 2009

	Note	2009 HK$'M	2008 HK$'M
Assets			
Non-current assets			
Property, plant and equipment	17	8,908.5	8,673.2
Leasehold land	19	241.9	248.4
Subsidiaries	21	15,524.8	12,798.5
Loans to an associated company	22	–	456.2
Jointly controlled entities	23	933.4	931.9
Available-for-sale financial assets	24	104.6	60.9
Retirement benefit assets	25	59.3	64.7
		25,772.5	23,233.8
Current assets			
Inventories	27	838.0	739.9
Trade and other receivables	28	1,382.6	1,211.8
Loans to subsidiaries	21	163.1	68.9
Loan and other receivables from associated companies	22	28.8	28.0
Housing loans to staff		35.0	46.8
Financial assets at fair value through profit or loss	29	2.7	5.3
Time deposits up to three months, cash and bank balances	30	1,233.1	798.2
		3,683.3	2,898.9
Current liabilities			
Trade and other payables	31	(666.8)	(390.2)
Amounts due to jointly controlled entities	23	(1.3)	(0.8)
Provision for taxation		(128.1)	(168.5)
Borrowings	32	(1,200.0)	–
		(1,996.2)	(559.5)
Net current assets		1,687.1	2,339.4
Total assets less current liabilities		27,459.6	25,573.2
Non-current liabilities			
Amounts due to subsidiaries	21	(14,657.1)	(10,022.1)
Customers' deposits	33	(1,108.1)	(1,068.4)
Deferred taxation	34	(1,056.3)	(1,030.2)
Borrowings	32	(500.0)	(1,700.0)
		(17,321.5)	(13,820.7)
Net assets		10,138.1	11,752.5
Capital and reserves			
Share capital	36	1,632.3	1,666.4
Share premium	37	3,618.6	3,618.6
Reserves	38	3,385.4	4,934.4
Proposed dividend	38	1,501.8	1,533.1
		10,138.1	11,752.5

Approved by the Board of Directors on 16th March 2010

Lee Shau Kee
Director

David Li Kwok Po
Director

The notes on pages 77 to 144 form part of these accounts.

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31st December 2009

	Note	2009 HK$'M	2008 HK$'M
Net cash from operating activities	42	3,975.4	4,964.9
Investing activities			
Receipt from sale of property, plant and equipment		4.0	3.9
Receipt from sale of leasehold land		–	0.3
Purchase of property, plant and equipment		(2,721.1)	(2,865.6)
Payment for leasehold land		(39.1)	(29.4)
Increase in investments in associated companies		(166.8)	(199.7)
Increase in loans to associated companies		(82.9)	(266.5)
Repayment of loans by associated companies		–	150.9
Increase in investments in jointly controlled entities		(112.5)	(44.6)
Increase in loans to jointly controlled entities		(48.3)	(39.7)
Increase in loans from jointly controlled entities		27.1	–
Repayment of loans by jointly controlled entities		18.2	5.6
Acquisition of subsidiaries	44 (a)	(630.8)	–
Consolidation of a subsidiary	44 (b)	923.9	–
Sale of financial assets at fair value through profit or loss		981.6	1,402.0
Sale of available-for-sale financial assets		206.3	–
Purchase of available-for-sale financial assets		(1,324.9)	(172.5)
Purchase of financial assets at fair value through profit or loss		(287.4)	(1,771.8)
Increase in time deposits over three months		(256.1)	(34.6)
Interest received		222.1	328.2
Dividends received from investments in securities		97.1	59.9
Dividends received from associated companies		513.7	468.9
Dividends received from jointly controlled entities		846.0	1,202.1
Net cash used in investing activities		(1,829.9)	(1,802.6)
Financing activities			
Shares repurchased		(1,999.0)	–
Change in loans with minority interests		(52.5)	(12.6)
Capital injection by minority interests		88.9	48.2
Increase in borrowings		3,737.4	8,882.5
Repayment of borrowings		(402.5)	(2,120.3)
Interest paid		(601.2)	(281.0)
Dividends paid	38	(2,302.7)	(2,193.6)
Dividends paid to minority interests		(73.5)	(66.7)
Net cash (used in)/from financing activities		(1,605.1)	4,256.5
Increase in cash and cash equivalents		540.4	7,418.8
Cash and cash equivalents at 1st January		12,290.9	4,808.8
Effect of foreign exchange rate changes		(13.9)	63.3
Cash and cash equivalents at 31st December		12,817.4	12,290.9
Analysis of the balances of cash and cash equivalents			
Cash and bank balances		4,007.2	976.0
Time deposits up to three months		8,810.2	11,314.9
		12,817.4	12,290.9

The notes on pages 77 to 144 form part of these accounts.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31st December 2009

	Attributable to shareholders of the Company				
	Share capital HK$'M	Share premium HK$'M	Reserves HK$'M	Minority interests HK$'M	Total HK$'M
Total equity as at 1st January 2009	1,666.4	3,618.6	25,366.6	848.2	31,499.8
Profit for the year	–	–	5,175.0	134.2	5,309.2
Other comprehensive income:					
Revaluation surplus of available-for-sale financial assets transferred to equity	–	–	830.2	–	830.2
Change in fair value of cash flow hedges	–	–	486.9	–	486.9
Exchange differences	–	–	3.8	(1.1)	2.7
Total comprehensive income for the year	–	–	6,495.9	133.1	6,629.0
Capital injection	–	–	–	88.9	88.9
Acquisition of subsidiaries (Note 44(a))	–	–	–	489.1	489.1
Dividends paid	–	–	(2,302.7)	–	(2,302.7)
Dividends paid to minority interests	–	–	–	(73.5)	(73.5)
Share repurchased	(34.1)	–	(1,964.9)	–	(1,999.0)
Consolidation of a subsidiary (Note 44(b))	–	–	–	2,456.5	2,456.5
Total equity as at 31st December 2009	1,632.3	3,618.6	27,594.9	3,942.3	36,788.1
Total equity as at 1st January 2008	1,514.9	3,770.1	23,492.2	722.1	29,499.3
Profit for the year	–	–	4,302.5	92.3	4,394.8
Other comprehensive income:					
Revaluation deficit of available-for-sale financial assets transferred to equity	–	–	(565.9)	–	(565.9)
Capital reserve	–	–	13.6	–	13.6
Change in fair value of cash flow hedges	–	–	(287.2)	–	(287.2)
Exchange differences	–	–	605.0	52.3	657.3
Total comprehensive income for the year	–	–	4,068.0	144.6	4,212.6
Capital injection	–	–	–	48.2	48.2
Bonus issue	151.5	(151.5)	–	–	–
Dividends paid	–	–	(2,193.6)	–	(2,193.6)
Dividends paid to minority interests	–	–	–	(66.7)	(66.7)
Total equity as at 31st December 2008	1,666.4	3,618.6	25,366.6	848.2	31,499.8

The notes on pages 77 to 144 form part of these accounts.

NOTES TO THE ACCOUNTS

1 General information

The Hong Kong and China Gas Company Limited (the "Company") and its subsidiaries (collectively, the "Group") have been diversified into different fields of businesses and engages in energy related activities, production, distribution and marketing of gas and water and related activities in Hong Kong and the People's Republic of China (the "PRC"). The Group is also engaged in property development and investment activities in Hong Kong.

The Company is a limited liability company incorporated and domiciled in Hong Kong and listed on The Stock Exchange of Hong Kong Limited. The address of its registered office is 23rd Floor, 363 Java Road, North Point, Hong Kong.

These consolidated accounts have been approved for issue by the Board of Directors on 16th March 2010.

2 Summary of significant accounting policies

The principal accounting policies applied in the preparation of the consolidated accounts are set out below. These policies have been consistently applied to both years presented, unless otherwise stated.

(a) Basis of preparation

The consolidated accounts of the Company have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). They have been prepared under the historical cost convention, as modified by the revaluation of investment property, available-for-sale financial assets, financial assets and liabilities at fair value through profit or loss and derivative financial instruments, which are carried at fair value.

The preparation of accounts in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated accounts are disclosed in Note 4.

(i) Amendments and interpretations effective in 2009

HKAS 1 (revised) "Presentation of Financial Statements" - effective 1st January 2009. The revised standard requires "non-owner changes in equity" to be presented separately from owner changes in equity in a statement of comprehensive income. As a result the Group presents in the consolidated statement of changes in equity all owner changes in equity, whereas all non-owner changes in equity are presented in the consolidated statement of comprehensive income. Comparative information has been re-presented so that it also is in conformity with the revised standard. Since the change in accounting policy only impacts presentation aspects, there is no impact on earnings per share.

HKAS 23 (revised) "Borrowing Costs" - effective 1st January 2009. The amendment requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying assets (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The adoption of this revised standard have no material impact on the Group's accounting policies as the Group's original accounting policy on borrowing costs complies with the amended requirements.

HKFRS 7 "Financial Instruments - Disclosures" (amendment) - effective 1st January 2009. The amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. As the change in accounting policy only results in additional disclosures, there is no impact on earnings per share.

HKFRS 8, "Operating Segments" - effective 1st January 2009. HKFRS 8 replaces HKAS 14, "Segment Reporting", and aligns segment reporting with the requirements of the US standard SFAS 131, "Disclosures about Segments of an Enterprise and Related Information". The new standard requires a "management approach", under which segment information is presented on the same basis as that used for internal reporting purposes. This has resulted in a presentation of segment information from both geographical and product perspectives. In addition, the segments are reported in a manner that is consistent with the internal reporting provided to the chief operating decision-maker. Comparatives for 2008 in Note 5 have been restated. However, such restatement in note disclosure does not have any impact on the consolidated balance sheet and income statement.

2 Summary of significant accounting policies (Continued)

(a) Basis of preparation (Continued)

(ii) New or revised standards, interpretations and amendments that are not yet effective for the year ended 31st December 2009 but relevant to the Group and have not been early adopted by the Group

The HKICPA has issued the following new or revised HKFRS, interpretations, amendments or improvements to existing standards which are not yet effective for the year ended 31st December 2009 and have not been early adopted by the Group:

New or revised standards, interpretation and amendments		Effective for accounting periods beginning on or after
HKAS 27 (revised)	"Consolidated and Separate Financial Statements"	1st July 2009
HKAS 32 (amendment)	"Classification of Rights Issues"	1st July 2009
HKAS 39 (amendment)	"Financial Instruments: Recognition and Measurement"	1st July 2009
HKFRS 2 (amendment)	"Group Cash-settled Share-based Payment Transactions"	1st January 2010
HKFRS 3 (revised)	"Business Combinations"	1st July 2009
HKFRS 9	"Financial Instruments"	1st January 2013
HK(IFRIC) 14	"Prepayments of a Minimum Funding Requirement"	1st January 2010
HK(IFRIC) 17	"Distributions of Non-cash Assets to Owners"	1st July 2009
HK(IFRIC) 19	"Extinguishing Financial Liabilities with Equity Instruments"	1st July 2010
HKICPA's Improvements to HKFRS 2008 and 2009		1st July 2009 or 1st January 2010

The Group will apply the above standards, interpretations and amendments from 1st January 2010. The Group has already commenced an assessment of the related impact to the Group but is not yet in a position to state whether there will be any substantial changes to the Group's significant accounting policies and presentation of financial information will be resulted.

(b) Consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31st December.

(i) Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights or has de facto control. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. De facto control exists where the Group owns less than 50 per cent of the voting shares in an entity, but is deemed to have control for reasons other than potential voting rights, contract or other statutory means. For example, control is achievable if the balance of other shareholdings is dispersed and the other shareholders have not organised their interests in such a way that they exercise more votes than the Group.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

(i) Subsidiaries (Continued)

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment. The results of subsidiaries are accounted by the Company on the basis of dividend received and receivable.

(ii) Transactions with minority interests

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group and are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

(iii) Associated companies

Associated companies are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20 per cent and 50 per cent of the voting rights. Investments in associated companies are accounted for using the equity method of accounting and are initially recognised at cost. The Group's investments in associated companies include goodwill (net of any accumulated impairment) identified on acquisition.

The Group's share of its associated companies' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associated company equals or exceeds its interest in the associated company, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associated company.

Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associated companies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses in associated companies are recognised in the consolidated income statement.

2 Summary of significant accounting policies (Continued)

(b) Consolidation (Continued)

(iv) Jointly controlled entities

Jointly controlled entities are joint ventures whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity. Investments in jointly controlled entities are accounted for by the equity method of accounting and are initially recognised at cost. The Group's investments in jointly controlled entities include goodwill (net of any accumulated impairment) identified on acquisition.

The Group's share of its jointly controlled entities' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in a jointly controlled entity equals or exceeds its interest in the jointly controlled entity, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled entity.

Unrealised gains on transactions between the Group and its jointly controlled entities are eliminated to the extent of the Group's interest in the jointly controlled entities. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of jointly controlled entities have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses in jointly controlled entities are recognised in the consolidated income statement.

In the Company's balance sheet, the investments in jointly controlled entities are stated at cost less provision for impairment. The results of jointly controlled entities are accounted for by the Company on the basis of dividend received and receivable.

(c) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the executive committee members that makes strategic decisions.

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the accounts of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated accounts are presented in Hong Kong dollars ("HKD"), which is the Company's functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

2 Summary of significant accounting policies (Continued)

(d) Foreign currency translation (Continued)

(ii) ***Transactions and balances*** (Continued)

Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale financial assets are analysed between translation differences resulting from changes in the amortised cost of the securities, and other changes in the carrying amount of the securities. Translation differences resulting from changes in the amortised cost of the securities are recognised in the income statement, and other changes in carrying amount are recognised in equity.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in the income statement as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale are included in the fair value reserve in equity.

(iii) ***Group companies***

The results and financial position of all the Group entities, including associated companies and jointly controlled entities, (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, are taken to shareholders' equity. When a foreign operation is sold, exchange differences that were recorded in equity are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(e) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment. The capitalised costs in respect of capital work in progress include direct materials, direct labour costs, subcontracting costs, capitalised borrowing costs and other direct overheads. Capital work in progress are transferred to relevant categories of property, plant and equipment upon completion of their respective work.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance incurred in restoring property, plant and equipment to their normal working condition are charged to the income statement.

2 Summary of significant accounting policies (Continued)

(e) Property, plant and equipment (Continued)

Depreciation of property, plant and equipment is calculated on a straight-line basis to allocate the cost less accumulated impairment of each component of the asset to its residual value over its estimated useful life as follows:

Production plant	10 - 30 years
Vehicles, office furniture and equipment	5 - 15 years
Compressors	10 years
Gas mains	40 years
Water mains	40 - 50 years
Risers, gasholders, office, store and buildings	30 years
Meters and installations	5 - 20 years
Mining rights	Based on the units of production method utilising only recoverable coal reserves as the depletion base
Others	3 - 30 years
Capital work in progress	No depreciation

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains or losses on disposal of a property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset and is recognised in the income statement.

(f) Investment property

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the Group, is classified as investment property.

Investment property comprises land held under operating leases and buildings held under finance leases.

Land held under operating leases are classified and accounted for as investment property when the rest of the definition of investment property is met. The operating lease is accounted for as if it were a finance lease.

Investment property is measured initially at its cost, including related transaction costs. After initial recognition, investment property is carried at fair value. Fair value is based on active market value, adjusted, if necessary, for any difference in the nature, location or condition of the specific asset. If this information is not available, the Group uses alternative valuation methods such as recent prices on less active markets or discounted cash flow projections. These valuations are performed in accordance with the HKIS Valuation Standards on Properties published by the Hong Kong Institute of Surveyors ("HKIS"). These valuations are reviewed annually by qualified valuers.

The fair value of investment property reflects, among other things, rental income from current leases and assumptions about rental income from future leases in the light of current market conditions. The fair value also reflects, on a similar basis, any cash outflows that could be expected in respect of the property.

Subsequent expenditure is charged to the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance costs are expensed in the income statement during the financial period in which they are incurred.

Changes in fair values are recognised in the income statement.

Property that is being constructed or developed for future use as investment property is classified as investment properties and measured at fair value unless fair value cannot be reliably determined. Any difference between the fair value of the property at that date and its previous carrying amount is recognised in the income statement.

If an item of property, plant and equipment becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this item at the date of transfer is recognised in equity as a revaluation of property, plant and equipment. However, if a fair value gain reverses a previous impairment, the gain is recognised in the income statement.

(g) Leases

(i) Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged in the income statement on a straight-line basis over the period of the lease.

(ii) Finance leases

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in current and non-current borrowings. The interest element of the finance cost is recognised in the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The property, plant and equipment acquired under finance leases are carried at cost less accumulated depreciation and impairment. They are depreciated over the shorter of the useful life of the assets and the lease term.

(h) Intangible asset

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiaries, associated companies and jointly controlled entities at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in "intangible asset". Goodwill arising on an acquisition of an associated company or jointly controlled entity is included in the cost of the investment of the relevant associated company or jointly controlled entity. Separately recognised goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on separately recognised goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Separately recognised goodwill is allocated to cash-generating units, primarily individual projects, for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

(i) Impairment of investments in subsidiaries, associated companies, jointly controlled entities and non-financial assets

Intangible assets that have an indefinite useful life are not subject to amortisation, which are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than separately recognised goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

2 Summary of significant accounting policies (Continued)

(j) Financial assets

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(i) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, and with no intention of trading the receivables. They are included in the current assets, except for maturities greater than 12 months after the balance sheet date which are classified as non-current assets.

(iii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investments within 12 months of the balance sheet date.

Regular purchases and sales of financial assets are recognised on trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are stated at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. Loans and receivables are carried at amortised cost using effective interest method.

Gains and losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category are presented in the income statement within "other gains/losses, net", in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in the income statement as part of "other gains/losses, net" when the Group's right to receive payment is established.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the securities and other changes in the carrying amount of the securities. Translation differences resulting from changes in the amortised cost of the securities are recognised in the income statement, and other changes in the carrying amount are recognised in equity.

When available-for-sale financial assets are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the income statement as gains and losses on disposal of available-for-sale financial assets under "other gains/losses, net".

Interest on available-for-sale financial assets calculated using the effective interest method is recognised in the income statement as part of "other gains/losses, net". Dividends on available-for-sale equity instruments are recognised in the income statement as part of "other gains/losses, net" when the Group's right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques including the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

(j) Financial assets (Continued)

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement) is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement. In case of available-for-sale equity investments carried at cost less impairment, an impairment loss is recognised in the income statement when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment testing of loans and receivables is described in Note 2(o).

The Group may choose to reclassify a non-derivative trading financial asset out of the financial assets at fair value through profit or loss category if the financial asset is no longer held for the purpose of selling it in the near term. Financial assets other than loans and receivables are permitted to be reclassified out of the financial assets at fair value through profit or loss category only in rare circumstances arising from a single event that is unusual and highly unlikely to recur in the near term.

Reclassifications are made at fair value as of the reclassification date. Fair value becomes the new cost, and no reversals of fair value gains or losses recorded before reclassification date are subsequently made.

(k) Derivative financial instruments and hedging activities

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as hedges of a particular risk associated with a recognised asset or liability or a highly probable forecast transaction (cash flow hedge).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of the derivative instruments used for hedging purposes are disclosed in Note 35. Movements on the hedging reserve in shareholders' equity are shown in Note 38. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining hedged item is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within "other gains/losses, net".

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item affects profit or loss (for example, when the forecast sale that is hedged takes place). The gain or loss relating to the effective portion of changes in the fair value of derivatives is recognised in the income statement within "interest expense". The gain or loss relating to the ineffective portion is recognised in the income statement within "other gains/losses, net". However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory or property, plant and equipment), the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset. The deferred amounts are ultimately recognised in cost of goods sold in case of inventory or in depreciation in the case of property, plant and equipment.

2 Summary of significant accounting policies (Continued)

(k) Derivative financial instruments and hedging activities (Continued)

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement within "other gains/losses, net".

(l) Completed property for sale

Completed property for sale is stated at the lower of carrying amount and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(m) Inventories

Inventories comprise stores and materials and work in progress and are stated at the lower of cost and net realisable value. Cost, calculated on the weighted average basis, comprises materials, direct labour and an appropriate proportion of overheads. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(n) Construction contracts

Contract costs are recognised as expenses in the period in which they are incurred.

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that are likely to be recoverable.

When the outcome of a construction contract can be estimated reliably and it is probable that the contract will be profitable, contract revenue is recognised over the period of the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Variations in contract work, claims and incentive payments are included in contract revenue to the extent that they have been agreed with the customer and are capable of being reliably measured.

The Group uses the "percentage of completion method" to determine the appropriate amount to recognise in a given period. The stage of completion is measured by reference to the contract costs incurred up to the balance sheet date as a percentage of total estimated costs for each contract. Costs incurred in the year in connection with future activity on a contract are excluded from contract costs in determining the stage of completion.

Contracts in progress for which costs incurred plus recognised profits (less recognised losses) exceed progress billings are shown as work in progress under inventories in the balance sheet.

(o) Loans and receivables

Loans and receivables are recognised initially at fair value and subsequently measured at amortised cost using effective interest method, less provision for impairment. A provision for impairment is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will become bankrupt or enter into a financial reorganisation, and default or delinquency in payments are considered indicators that the receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The amount of provision is recognised in the income statement.

If collection of loans and receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

2 Summary of significant accounting policies (Continued)

(p) Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short term highly liquid investments with original maturities of three months or less and bank overdrafts. In the balance sheet, cash and cash equivalents are presented as time deposits up to three months, cash and bank balances in current assets and bank overdrafts are included in borrowings in current liabilities.

(q) Trade payables and customers' deposits

Trade payables and customers' deposits are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

(r) Borrowings and borrowing costs

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a pre-payment for liquidity services and amortised over the period of the facility to which it relates.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after balance sheet date.

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. All other borrowing costs are charged to the income statement in the year in which they are incurred.

(s) Current and deferred taxation

The tax expense for the period comprises current and deferred tax. Tax is recognised in the consolidated income statement, except to the extent that it relates to items recognised directly in equity. In this case, the tax is also recognised in equity.

The current taxation is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company, its subsidiaries, associated companies and jointly controlled entities operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred taxation is recognised using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated accounts. However, deferred taxation is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred taxation is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associated companies and jointly controlled entities, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2 Summary of significant accounting policies (Continued)

(t) Revenue and income recognition

(i) Gas sales – based on gas consumption derived from meter readings.
(ii) Water sales – based on water consumption derived from meter readings.
(iii) Liquefied petroleum gas sales – upon completion of the gas filling transaction.
(iv) Equipment sales – upon completion of installation work or when equipment, materials and parts are delivered to customers and title has passed.
(v) Maintenance and service charges – when services are provided.
(vi) Interest income – recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.
(vii) Dividend income – recognised when the right to receive payment is established.
(viii) Sales of property – recognised upon the signing of the sale and purchase agreements or the issue of occupation permits by the relevant government authorities, whichever is the later.
(ix) Rental income – recognised on a straight-line accrual basis over the terms of lease agreements.
(x) Construction income – recognised under percentage of completion method.

(u) Employee benefits

Salaries, bonuses and paid annual leave are accrued in the year in which the associated services are rendered by employees to the Group.

The Group operates a number of defined contribution and one defined benefit retirement schemes and the assets of the schemes are held separately from those of the Group in independently administered funds. The retirement schemes are funded by payments from employees and by the Group, taking into account the recommendations of independent qualified actuaries.

(i) Defined contribution retirement schemes

The Group contributes to defined contribution retirement schemes and Mandatory Provident Fund schemes which are available to salaried employees in Hong Kong. The Group's contributions to these retirement schemes are calculated as a percentage of the employees' basic salaries or relevant income and are expensed as incurred. No forfeited contributions have been utilised by the Group to reduce the existing contributions.

For employees in mainland China, the Group contributes on a monthly basis to various defined contribution plans organised by the relevant municipal and provincial government in the PRC based on a certain percentage of the relevant employees' monthly salaries. The municipal and provincial governments undertake to assume the retirement benefit obligations payable to all existing and future retired employees under these plans and the Group has no further constructive obligation for post-retirement benefits beyond the contributions made. Contributions to these plans are expensed as incurred.

(ii) Defined benefit retirement scheme

The Group also operates a defined benefit retirement scheme, namely the Workmen Retirement Scheme, in Hong Kong. The scheme provides benefit to employees based on final salary. The Group's net obligation in respect of the defined benefit retirement scheme is calculated separately for the scheme using the projected unit credit method. The costs of providing scheme benefit are charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with advice of the actuaries who carry out a full valuation of the scheme annually. The benefit obligation is measured as the present value of the estimated future benefit that employees have earned for their service in the current and prior years using interest rates of government bonds which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses, to the extent that any cumulative unrecognised actuarial gain or loss exceeds 10 per cent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, are recognised over the average remaining service lives of employees. Past service costs are recognised as an expense on a straight-line basis over the average period until the benefit becomes vested.

2 Summary of significant accounting policies (Continued)

(v) Provisions and contingencies

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset when the reimbursement is virtually certain.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that an outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

3 Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including foreign exchange risk, fair value interest rate risk, cash flow interest-rate risk and price risk), credit risk and liquidity risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to manage and reduce certain risk exposures.

Risk management is carried out by treasury and investment departments (Group Treasury) under policies approved by the Treasury Committee, comprising all the executive directors of the Company. Group Treasury identifies, evaluates and manages financial risks in close co-operation with the Group's operating units. The Treasury Committee provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest-rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a) Market risk

(i) Foreign exchange risk

The Group operates in Hong Kong and mainland China and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the United States dollars ("USD") and Renminbi ("RMB"). Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities.

To manage the foreign exchange risk arising from future commercial transactions and recognised assets and liabilities, the Group uses forward contracts. Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not the entity's functional currency. The Group has also entered into cross currency swap contracts to manage its exposure to foreign exchange risk from recognised liabilities. Group Treasury is responsible for managing the net position in each foreign currency by using external forward currency contracts and other suitable financial instruments.

3 Financial risk management (Continued)

(a) Market risk (Continued)

(i) *Foreign exchange risk* (Continued)

Transactions denominated in the USD mainly arise from the Group's operation in Hong Kong. Pursuant to Hong Kong's Linked Exchange Rate System under which HKD is pegged to the USD, management considers there are no significant foreign exchange risks with respect to the USD.

At 31st December 2009, if the RMB had weakened/strengthened by 2 per cent against the USD and HKD with all other variables held constant, pre-tax profit for the year would have been HK$9.7 million (2008: HK$11.5 million) lower/higher, mainly as a result of foreign exchange losses/gains on translation of the USD and HKD denominated borrowings.

(ii) *Price risk*

The Group is exposed to equity securities price risk for the listed equity investments held by the Group which are classified as available-for-sale financial assets and financial assets at fair value through profit or loss of HK$1,814.1 million (2008: HK$628.5 million) and HK$137.0 million (2008: HK$32.3 million) respectively. It is the Group's policy to maintain a well-diversified portfolio of investments to minimise impact of price risk.

Majority of the Group's equity securities are publicly traded and are included in one of the following indexes: Hang Seng Index, S&P 500 Index, Financial Times Stock Exchange ("FTSE") 100 Index, Cotation Assistée en Continu ("CAC") Index, Swiss Market Index and Tokyo Stock Price Index.

The table below summarises the impact of increases/decreases of the following indexes on the Group's pre-tax profit for the year and on equity. The analysis is based on the assumption that the indexes had increased/decreased by 10 per cent with all other variables held constant and all the Group's equity securities moved according to the historical correlation with the indexes.

	Group			
	Impact on pre-tax profit		Impact on equity	
	2009 HK$'M	2008 HK$'M	2009 HK$'M	2008 HK$'M
Hang Seng Index	1.7	0.3	141.2	50.9
S&P 500 Index	19.9	4.8	32.3	13.2
FTSE 100 Index	2.4	1.5	11.1	–
CAC Index	–	–	13.5	2.0
Swiss Market Index	–	–	1.9	1.6
Tokyo Stock Price Index	–	–	2.0	0.5

Pre-tax profit for the year would increase/decrease as a result of gains/losses on equity securities classified as at fair value through profit or loss. Equity would increase/decrease as a result of gains/losses on equity securities classified as available-for-sale.

The Company has no significant equity securities and the Company's financial results are not significantly affected by equity securities price risk.

3 Financial risk management (Continued)

(a) Market risk (Continued)

(iii) Cash flow and fair value interest rate risk

The Group

Financial instruments at fixed and variable rates expose the Group to fair value interest rate risk and cash flow interest rate risk respectively. The Group's interest-bearing assets mainly comprise fixed rate equity linked investments classified as financial assets at fair value through profit and loss of HK$135.3 million (2008: HK$606.5 million) and floating and fixed rate bank deposits of HK$13,169.3 million (2008: HK$12,346.6 million). The Group's interest bearing liabilities mainly comprises floating rate borrowings of HK$8,973.7 million (2008: HK$6,972.0 million), fixed rate borrowings of HK$11,445.9 million (2008: HK$7,613.0 million) and floating rate deposits received from customers of HK$1,114.4 million (2008: HK$1,074.3 million).

Fixed rate equity linked investment is a debt instrument that differs from a standard fixed-income debt security in which the investment's interest and final payout depends on whether share price of the underlying equity shares exceed a pre-determined price. The investment's underlying equity can be a single stock, basket of stocks, or an equity index. The fair value of the financial instruments is based on the pricing model using the market closing price of the underlying stocks and/or index, the volatilities, correlations and interest rate at the balance sheet date. Accordingly, its fair value is subject to fair value interest rate risk and price risk. The exposure to price changes is managed by closely monitoring the changes in market conditions that may have an impact on the market prices or factor affecting the value of these assets. The preparation of sensitivity analysis on fair value interest rate risk and price risk in relation to equity linked investment involves complicated valuation technique and management considers the cost outweighs benefit provided. Accordingly, no sensitivity analysis in relation to equity linked investment is presented.

At 31st December 2009, if market interest rates on bank deposits had been 100 basis points higher/lower with all other variables held constant, pre-tax profit for the year would have been HK$124.3 million (2008: HK$85.7 million) higher/lower, mainly as a result of higher/lower interest income on floating rate bank deposits.

At 31st December 2009, if market interest rates on borrowings and customers' deposits had been 100 basis points higher/lower with all other variables held constant, pre-tax profit for the year would have been HK$95.7 million (2008: HK$119.3 million) lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and customers' deposits.

The Company

The Company's interest bearing assets mainly comprise floating rates bank deposits of HK$1,233.1 million (2008: HK$798.2 million). The Company's interest rate risk arises from floating rate borrowings of HK$1,700.0 million (2008: HK$1,700.0 million) and floating rate deposits received from customers of HK$1,108.1 million (2008: HK$1,068.4 million).

At 31st December 2009, if market interest rates on bank deposits had been 100 basis points higher/lower with all other variables held constant, pre-tax profit for the year would have been HK$8.1 million (2008: HK$5.9 million) higher/lower, mainly as a result of higher/lower bank deposits interest income on floating rate bank deposits.

At 31st December 2009, if market interest rates on borrowings and customers' deposits had been 100 basis points higher/lower with all other variables held constant, pre-tax profit for the year would have been HK$27.9 million (2008: HK$35.6 million) lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and customers' deposits.

3 Financial risk management (Continued)

(b) Credit risk

Credit risk of the Group and Company mainly arises from:

	Group		Company	
	2009 HK$'M	2008 HK$'M	2009 HK$'M	2008 HK$'M
Cash and bank deposits	13,169.3	12,346.6	1,233.1	798.2
Debt securities and derivative instruments	1,133.0	879.5	–	1.1
Trade receivables	1,646.4	1,360.5	1,223.4	1,103.6
Other receivables	833.3	549.3	141.8	92.2
Instalment receivables	57.4	239.7	–	–
Loan and other receivables from jointly controlled entities	931.1	831.0	82.6	82.6
Loan and other receivables from associated companies	88.8	485.6	28.8	484.2
Loan and other receivables from minority interests	106.7	85.4	–	–
Other non-current assets	477.0	89.1	–	–

The Group has no significant concentrations of credit risk. The Group has credit policy to handle credit risk of customers. There is no significant concentration of sales to any individual customer. The top five largest customers account for less than 30 per cent of the total revenues. Furthermore, security deposits are required for gas customers. This also applies to the PRC joint ventures where there is no significant concentration of sales to any individual customer. Debt securities, derivative and cash transactions counter parties are limited to financial institutions with good credit rating of investment grade or above. The Group has policies that limit the amount of credit exposure to any one financial institution. Also, the Group and Company monitor the exposure to credit risk in respect of the financial assistance provided to its subsidiaries, jointly controlled entities and associated companies through exercising control or influence over their financial and operating policy decisions and reviewing their financial positions on a regular basis.

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates is as follows:

	Group		Company	
	2009 %	2008 %	2009 %	2008 %
Cash and bank deposits				
AA	21.6	27.9	35.1	34.6
A	49.7	56.8	64.7	65.3
BBB	23.7	14.5	0.2	–
Unrated	5.0	0.8	–	0.1
	100.0	100.0	100.0	100.0
Debt securities and derivative instruments				
AAA	1.7	4.2	N/A	N/A
AA	45.0	17.9	N/A	N/A
A	47.4	73.2	N/A	N/A
BBB	3.1	1.0	N/A	N/A
Unrated	2.8	3.7	N/A	N/A
	100.0	100.0	N/A	N/A

Credit ratings are quoted from Bloomberg.

3 Financial risk management (Continued)

(b) Credit risk (Continued)

Credit quality of loan and other receivables from associated companies, loan and other receivables from jointly controlled entities, other non-current assets and trade and instalment receivables are disclosed in Notes 22, 23, 26 and 28 respectively to the accounts. None of the financial assets that are fully performing has been renegotiated during the year.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, Group Treasury aims to maintain flexibility in funding by keeping adequate free cash and credit lines available.

The Group determines that there is no significant liquidity risk in view of our adequate and stable sources of funds and unutilised banking facilities.

The table below analyses the Group's and the Company's major financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances, as the impact of discounting is not significant.

	Less than 1 year HK$'M	Between 1 and 2 years HK$'M	Between 2 and 5 years HK$'M	Over 5 years HK$'M
Group				
At 31st December 2009				
Trade and other payables	5,190.7	–	–	–
Borrowings	5,458.8	5,262.1	2,301.4	14,246.9
At 31st December 2008				
Trade and other payables	2,746.7	–	–	–
Borrowings	2,735.6	1,658.2	4,804.1	9,740.4
Company				
At 31st December 2009				
Trade and other payables	666.8	–	–	–
Borrowings	1,204.4	201.0	301.0	–
Facilities provided to an associated company	–	–	–	–
At 31st December 2008				
Trade and other payables	390.2	–	–	–
Borrowings	12.8	1,210.1	506.0	–
Facilities provided to an associated company	53.4	–	–	–

3 Financial risk management (Continued)

Capital risk management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, repurchase existing shares, drawdown and repay borrowings, issue new shares or sell assets to reduce debt.

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net borrowing divided by shareholders' funds and net borrowing. Net borrowing is calculated as total borrowings, less time deposits, cash and bank deposits as shown in the consolidated balance sheet.

The gearing ratios at 31st December 2009 and 2008 are as follows:

	2009 HK$'M	2008 HK$'M
Total borrowings	(20,419.6)	(14,585.0)
Less: Time deposits, cash and bank deposits	13,169.3	12,346.6
Net borrowing	(7,250.3)	(2,238.4)
Shareholders' funds	(32,845.8)	(30,651.6)
	(40,096.1)	(32,890.0)
Gearing ratio	18%	7%

Fair value estimation

Effective 1st January 2009, the Group adopted the amendment to HKFRS 7 for financial instruments that are measured in the balance sheet at fair value, this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

- Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
- Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The following table presents the Group's assets that are measured at fair value at 31st December 2009.

	Level 1 HK$'M	Level 2 HK$'M	Total HK$'M
Assets			
Financial assets at fair value through profit or loss			
Debt securities	99.2	158.0	257.2
Equity securities	137.0	–	137.0
Derivative financial instruments	–	197.4	197.4
Available-for-sale financial assets			
Debt securities	658.4	20.0	678.4
Equity investments	1,814.1	–	1,814.1
Total assets	2,708.7	375.4	3,084.1

3 Financial risk management (Continued)

Fair value estimation (Continued)

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. As at 31st December 2009, the Group did not have financial instruments under this category.

Specific valuation techniques used to value financial instruments includes:

- Quoted market prices or dealer quotes for similar instruments.
- The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.
- The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value.

Note that all the resulting fair value estimates are included in level 2.

4 Critical accounting estimates and judgements

Estimates and judgements are continually evaluated by management and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Critical accounting estimates

(i) Estimated impairment of assets

The Group tests annually whether separately recognised goodwill has suffered any impairment, in accordance with the accounting policy stated in the accounts Note 2(i). Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets exceeds its recoverable amount. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

(ii) Useful lives of property, plant and equipment

The Group's management determines the estimated useful lives and related depreciation charges for its property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of the property, plant and equipment of similar nature and functions. It could change significantly as a result of technical innovation. Management will change the depreciation charge where useful lives are different from the previously estimated lives. It will also write-off or write down technically obsolete or non-strategic assets that have been abandoned or sold.

4 Critical accounting estimates and judgements (Continued)

(a) Critical accounting estimates (Continued)

(iii) *Estimate of fair value of investment property*

The valuation of investment properties (including those held by an associated company) are performed in accordance with the "The HKIS Valuation Standards on Properties (First Edition 2005)" published by the Hong Kong Institute of Surveyors and the 'International Valuation Standards' published by the International Valuation Standards Committee. The valuation is reviewed annually by qualified valuers by considering the information from a variety of sources including:

- current prices in an active market for properties of different nature, condition or location, adjusted to reflect those differences;
- recent prices of similar properties in less active markets, with adjustments to reflect any changes in economic conditions since the date of the transactions that occurred at those prices; and
- rental income derived from the terms of any existing lease and other contracts, and (where possible) from external evidence such as current market rents for similar properties in the same location and condition, and using capitalisation rates that reflect current market assessments of the uncertainty in the amount and timing of the rental income.

If information on current or recent prices of investment properties is not available, the fair values of investment properties are mainly determined using income capitalisation valuation techniques. The Group uses assumptions that are mainly based on market conditions existing at each balance sheet date.

The principal assumptions underlying management's estimation of fair value are those related to: the receipt of contractual rentals; expected future market rentals; void periods; maintenance requirements; and appropriate discount rates. These valuations are regularly compared to actual market yield data, and actual transactions by the Group and those reported by the market.

The expected future market rentals are determined on the basis of current market rentals for similar properties in the same location and condition.

(iv) *Estimate of gas and water consumption*

Revenue for gas and water supply may include an estimation of the gas and water supplied to the customers of which actual meter reading is not available. The estimation is done mainly based on the past consumption records and recent consumption pattern of individual customers. As of the year-end date, the overall billed gas and water sales are in line with the gas and water supplied to the customers.

(v) *Reserve estimates*

Reserves are estimates of the amount of product that can be economically and legally extracted from the Group's mining rights for a coal mine in mainland China. In order to calculate reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand and commodity prices.

Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies or fields to be determined by analysing geological data such as drilling samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

Because the economic assumptions used to estimate reserves changes from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Group's financial results and financial position in a number of ways, including the following:

- Asset carrying values may be affected due to changes in estimated future cash flows.
- Depreciation charged in the income statement may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.
- Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities.

4 Critical accounting estimates and judgements (Continued)

(b) Critical judgements in applying the entity's accounting policies

Control in Towngas China Company Limited (the "Towngas China")

The Group has obtained de facto control over Towngas China on 31st December 2009 and since then, the Group's 45.6 per cent interest in Towngas China is accounted for and consolidated into the consolidated accounts of the Company as a subsidiary. Key judgements adopted in concluding the Group has obtained de facto control in Towngas China are as follows:

- The Group has consistently and regularly held a majority of the voting rights exercised at Towngas China's shareholders' meetings and no other single shareholder directly or indirectly controls more voting rights than the Group.
- The Group has established a good and trustworthy relationship with the second largest shareholder of Towngas China who holds a 27.1 per cent interest therein, and the shareholding of other minority shareholders is dispersed and the chance of all other shareholders getting together to vote against the Group is remote.
- The Group has obtained effective control over majority of the board of Towngas China (five out of nine board seats) since 31st December 2009.

5 Segment information

The Group's principal activity is the production, distribution and marketing of gas, water and related activities in Hong Kong and mainland China. The revenue comprises the following:

	2009 HK$'M	2008 HK$'M
Gas sales before fuel cost adjustment	8,704.2	8,379.7
Fuel cost adjustment	539.9	1,677.0
Gas sales after fuel cost adjustment	9,244.1	10,056.7
Equipment sales	963.5	908.3
Maintenance and services	296.6	285.3
Water sales	313.1	289.1
Property sales	493.4	33.2
Rental income	29.1	24.6
Other sales	1,012.0	755.0
	12,351.8	12,352.2

The chief operating decision-maker has been identified as the executive committee members (the "ECM"). ECM review the Group's internal reporting in order to assess performance and allocate resources. ECM consider the business from both a product and geographical perspective. From a product perspective, management assesses the performance of (a) gas, water and related business; and (b) property business. Gas, water and related business is further evaluated on a geographic basis (Hong Kong and Mainland China).

ECM assess the performance of the operating segments based on a measure of adjusted profit before interest, tax, depreciation and amortisation (the "adjusted EBITDA"). Other information provided, except as noted below, to ECM are measured in a manner consistent with that in the accounts.

Segment assets exclude available-for-sale financial assets, financial assets at fair value through profit or loss, time deposits, cash and bank balances other than those included under segment assets for operation purposes, derivative financial instruments, retirement benefit assets, other non-current assets, loan and other receivables from minority interests and housing loans to staff.

5 Segment information (Continued)

The segment information provided to ECM for the reportable segments is as follows:

	Gas, water and related business									
	Hong Kong		Mainland China		Property		All other segments		Total	
	2009 HK$	2008 HK$	2009 HK$	2008 HK$	2009 HK$	2008 HK$	2009 HK$	2008 HK$	2009 HK$	2008 HK$
Revenue	7,871.5	9,177.4	3,957.8	3,117.0	522.5	57.8	–	–	12,351.8	12,352.2
Adjusted EBITDA	3,900.0	4,095.9	1,046.3	781.4	199.6	(104.4)	(2.4)	–	5,143.5	4,772.9
Depreciation and amortisation	(548.6)	(479.2)	(277.8)	(221.7)	(0.2)	(0.2)	–	–	(826.6)	(701.1)
Unallocated corporate expenses									(455.5)	(457.8)
									3,861.4	3,614.0
Other gains/(losses), net									827.2	(584.6)
Interest expense									(567.8)	(416.8)
Share of profits less losses of associated companies	–	–	327.5	219.5	837.5	1,600.8	(0.6)	–	1,164.4	1,820.3
Share of profits less losses of jointly controlled entities	–	–	575.2	476.3	197.1	47.6	(1.3)	0.6	771.0	524.5
Profit before taxation									6,056.2	4,957.4
Taxation									(747.0)	(562.6)
Profit for the year									5,309.2	4,394.8
Attributable to:										
Shareholders of the Company									5,175.0	4,302.5
Minority interests									134.2	92.3
									5,309.2	4,394.8

Share of profits of associated companies includes HK$524.9 (2008: HK$1,357.4 million), being the Group's share of post-tax change in valuation of investment properties at the International Finance Centre (the "IFC") complex for the year.

Share of profits of jointly controlled entities includes HK$197.1 million (2008: HK$47.6 million), being the Group's share of post-tax profits arising from the sale of a portion of the residential units of Grand Promenade.

	Gas, water and related business									
	Hong Kong		Mainland China		Property		All other segments		Total	
	2009 HK$	2008 HK$	2009 HK$	2008 HK$	2009 HK$	2008 HK$	2009 HK$	2008 HK$	2009 HK$	2008 HK$
Segment assets	18,459.7	18,098.4	27,639.4	19,196.1	6,328.2	6,504.1	3,782.3	154.8	56,209.6	43,953.4
Unallocated assets:										
Available-for-sale financial assets									2,996.0	1,105.2
Financial assets at fair value through profit or loss									405.2	767.4
Time deposits, cash and bank balances excluded from segment assets									5,630.3	5,842.0
Others									864.4	286.0
Total assets	18,459.7	18,098.4	27,639.4	19,196.1	6,328.2	6,504.1	3,782.3	154.8	66,105.5	51,954.0

The Company is domiciled in Hong Kong. The Group's revenue from external customers in Hong Kong for the year ended 31st December 2009 is HK$8,394.0 million (2008: HK$9,235.2), and the revenue from external customers in PRC is HK$3,957.8 million (2008: HK$3,117.0 million).

At 31st December 2009, the total of non-current assets other than financial instruments and retirement benefit assets located in Hong Kong and other countries are HK$15,596.9 million and HK$27,167.6 million (2008: HK$15,319.4 million and HK$17,667.4 million) respectively.

For the year ended 31st December 2009, the percentage of revenues attributable to the Group's five largest customers is less than 30 per cent.

6 Total operating expenses

	Group	
	2009 HK$'M	2008 HK$'M
Stores and materials used	4,617.7	5,598.6
Cost of property sold	139.6	9.9
Manpower costs (Note 11)	1,120.2	1,006.2
Depreciation and amortisation	836.3	708.4
Other operating items	1,776.6	1,415.1
	8,490.4	8,738.2

7 Other gains/(losses), net

	Group	
	2009 HK$'M	2008 HK$'M
Fair value (loss)/gain on investment property (Note 18)	(22.0)	113.0
Net investment gains/(losses) (Note 8)	552.6	(723.2)
Gain on acquisition of a subsidiary (Note 44(a))	259.9	–
Gain on deemed disposal of interests in an associated company	194.9	–
Provision for other receivables	(91.8)	–
Provision for investment in a jointly controlled entity	(50.1)	–
Ineffective portion on cash flow hedges (Note 35)	5.5	(2.1)
Others	(21.8)	27.7
	827.2	(584.6)

8 Net investment gains/(losses)

	Group 2009 HK$'M	Group 2008 HK$'M
(a) Interest income		
Bank deposits	47.9	194.4
Listed available-for-sale financial assets	12.9	0.9
Unlisted available-for-sale financial assets	0.6	–
Loans to associated companies and jointly controlled entities	23.9	23.5
Others	21.3	22.1
	106.6	240.9
(b) Net realised and unrealised gains/(losses) and interest income on financial assets at fair value through profit or loss		
Listed securities	105.4	(180.9)
Unlisted securities	321.9	(865.7)
Exchange differences	16.8	0.4
	444.1	(1,046.2)
(c) Net realised and unrealised losses on available-for-sale financial assets		
Listed securities	(85.9)	–
Unlisted securities	(2.6)	–
Exchange differences	2.2	–
	(86.3)	–
(d) Dividend income		
Listed available-for-sale financial assets	55.7	25.0
Unlisted available-for-sale financial assets	40.9	29.2
Listed financial assets at fair value through profit or loss	0.5	5.7
	97.1	59.9
(e) Other investment (expense)/income	(8.9)	22.2
	552.6	(723.2)

9 Interest expense

	Group 2009 HK$'M	Group 2008 HK$'M
Interest on bank loans and overdrafts wholly repayable within five years	141.9	259.3
Interest on guaranteed notes not wholly repayable within five years	468.1	170.1
Interest on customers' deposits	1.1	3.1
	611.1	432.5
Less: Amount capitalised	(43.3)	(15.7)
	567.8	416.8

The interest expense is capitalised at an average rate of 3.52 per cent (2008: 2.99 per cent) per annum.

10 Profit before taxation

Profit before taxation is stated after charging and (crediting) the following:

	Group	
	2009 HK$'M	2008 HK$'M
Cost of inventories sold	5,197.5	6,086.9
Depreciation and amortisation	836.3	708.4
Loss on disposal/write off of property, plant and equipment	89.9	26.2
Loss on disposal of leasehold land	2.1	–
Impairment loss of trade receivables	20.2	26.1
Impairment loss of instalment receivables	–	26.3
Impairment loss of available-for-sale financial assets	87.5	–
Research and development expenditures	34.1	–
Operating lease rentals		
– land and buildings	50.5	39.4
– plant and equipment	9.3	9.3
Rental income from investment property		
– gross rental income	(29.1)	(24.6)
– outgoing expenses	20.6	17.5
Auditors' remuneration	7.2	6.9
Net loss on residential maintenance (Note)	18.0	19.3
Note		
Analysis of net loss on residential maintenance:		
Residential maintenance revenue	(183.6)	(181.0)
Less expenses:		
Manpower costs	108.4	106.9
Other operating and administrative expenses	93.2	93.4
Net loss	18.0	19.3

11 Manpower costs

	Group	
	2009 HK$'M	2008 HK$'M
Salaries and wages	984.7	901.3
Pension costs – defined contribution retirement schemes	125.6	123.0
Pension costs – defined benefit retirement scheme (Note 25)	9.9	(18.1)
	1,120.2	1,006.2

12 Directors' and senior management's emoluments

(a) Directors' emoluments

The remuneration of every director of the Company for the year ended 31st December 2009 is set out below:

Name of director	Fees HK$'M	Salary, allowances and benefits in kind HK$'M	Performance bonus HK$'M	Contributions to retirement scheme HK$'M	Total HK$'M
Alfred Chan Wing Kin	0.1	4.9	19.4	3.6	28.0
James Kwan Yuk Choi	0.1	3.0	7.0	2.6	12.7
Lee Shau Kee	0.3	0.1	–	–	0.4
Liu Lit Man	0.2	–	–	–	0.2
Leung Hay Man	0.2	–	–	–	0.2
Colin Lam Ko Yin	0.1	0.1	–	–	0.2
Lee Ka Kit	0.1	–	–	–	0.1
Lee Ka Shing	0.1	–	–	–	0.1
David Li Kwok Po	0.2	0.1	–	–	0.3
Poon Chung Kwong	0.1	–	–	–	0.1
	1.5	8.2	26.4	6.2	42.3

The remuneration of every director of the Company for the year ended 31st December 2008 is set out below:

Name of director	Fees HK$'M	Salary, allowances and benefits in kind HK$'M	Performance bonus HK$'M	Contributions to retirement scheme HK$'M	Total HK$'M
Alfred Chan Wing Kin	0.1	5.0	16.4	2.8	24.3
Ronald Chan Tat Hung	0.1	3.7	4.3	2.2	10.3
James Kwan Yuk Choi	0.1	3.1	6.1	2.4	11.7
Lee Shau Kee	0.3	0.1	–	–	0.4
Liu Lit Man	0.2	–	–	–	0.2
Leung Hay Man	0.2	–	–	–	0.2
Colin Lam Ko Yin	0.1	0.1	–	–	0.2
Lee Ka Kit	0.1	–	–	–	0.1
Lee Ka Shing	0.1	–	–	–	0.1
David Li Kwok Po	0.2	0.1	–	–	0.3
	1.5	12.1	26.8	7.4	47.8

The above remuneration paid to directors of the Company also represents the amount of short-term employee benefits of HK$36.1 million (2008: HK$40.4 million) and post-employment benefits of HK$6.2 million (2008: HK$7.4 million) paid to the Group's key management during the year ended 31st December 2009. There were no other long-term benefits, termination benefits and share-based payment paid to the Group's key management during the year (2008: nil).

12 Directors' and senior management's emoluments (Continued)

(b) Five highest paid individuals

The above analysis includes two (2008: three) individuals whose emoluments were among the five highest in the Group. Details of the emoluments payable to the remaining three (2008: two) individuals are as follows:

	2009 HK$'M	2008 HK$'M
Salaries, allowances and benefits in kind	5.3	3.4
Performance bonus	6.0	4.3
Contributions to retirement scheme	2.5	1.4
	13.8	9.1

Number of individuals whose emoluments fell within:

Emoluments band (HK$'M)	2009	2008
5.0 – 6.0	1	1
4.0 – 5.0	1	1
3.0 – 4.0	1	–

13 Taxation

The amount of taxation charged to the consolidated income statement represents:

	Group	
	2009 HK$'M	2008 HK$'M
Current taxation – provision for Hong Kong Profits Tax at the rate of 16.5% (2008: 16.5%) on the estimated assessable profits for the year	537.7	515.8
Current taxation – provision for PRC Enterprise Income Tax at the prevailing rates on the estimated assessable profit for the year	63.7	38.4
Current taxation – under/(over) provision in prior years	1.2	(29.4)
Deferred taxation – origination and reversal of temporary differences	76.3	99.9
Withholding tax	68.1	–
Deferred taxation – change of tax rate for entities operated in Hong Kong	–	(62.1)
	747.0	562.6

13 Taxation (Continued)

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of Hong Kong as follows:

	Group	
	2009 HK$'M	2008 HK$'M
Profit before taxation	6,056.2	4,957.4
Less: Share of profits less losses of associated companies	(1,164.4)	(1,820.3)
Share of profits less losses of jointly controlled entities	(771.0)	(524.5)
	4,120.8	2,612.6
Calculated at a tax rate of 16.5% (2008: 16.5%)	679.9	431.1
Effect of different tax rates in other countries	73.0	38.0
Income not subject to taxation	(237.1)	(74.5)
Expenses not deductible for taxation purposes	147.0	254.6
Utilisation of previously unrecognised tax losses	(6.0)	(17.2)
Under/(over) provision in prior years	1.2	(29.4)
Withholding tax	68.1	-
Change of tax rate for entities operated in Hong Kong	-	(62.1)
Others	20.9	22.1
	747.0	562.6

Share of associated companies' taxation for the year ended 31st December 2009 of HK$244.5 million (2008: HK$327.1 million) is included in the consolidated income statement as share of profits less losses of associated companies.

Share of jointly controlled entities' taxation for the year ended 31st December 2009 of HK$202.6 million (2008: HK$132.3 million) is included in the consolidated income statement as share of profits less losses of jointly controlled entities.

14 Profit attributable to shareholders of the Company

Profit attributable to shareholders of the Company is dealt with in the accounts of the Company to the extent of HK$2,610.1 million (2008: HK$2,816.9 million).

15 Dividends

	Company	
	2009 HK$'M	2008 HK$'M
Interim, paid of HK 12 cents per ordinary share (2008: HK 12 cents per ordinary share)	783.5	799.9
Final, proposed of HK 23 cents per ordinary share (2008: HK 23 cents per ordinary share)	1,501.8	1,533.1
	2,285.3	2,333.0

At a meeting held on 16th March 2010, the directors of the Company declared a final dividend of HK 23 cents per ordinary share for the year ended 31st December 2009. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31st December 2009.

16 Earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$5,175.0 million (2008: HK$4,302.5 million) and the weighted average of 6,577,537,751 shares (2008: 6,665,599,584 shares) in issue after adjusting for the shares repurchased during the year.

As there were no diluted potential ordinary shares outstanding during the year (2008: nil), the diluted earnings per share for the year ended 31st December 2009 is the same as the basic earnings per share.

17 Property, plant and equipment

	Buildings, plant and equipment HK$'M	Mains and risers HK$'M	Meters and installations HK$'M	Mining rights HK$'M	Others HK$'M	Capital work in progress HK$'M	Total HK$'M
Group							
Cost							
At 1st January 2009	6,450.8	12,182.9	2,023.8	–	–	1,850.2	22,507.7
Additions	502.9	181.9	269.5	–	–	1,756.7	2,711.0
Acquisition of subsidiaries (Note 44(a))	10.9	–	–	1,531.6	7.1	882.4	2,432.0
Consolidation of a subsidiary (Note 44(b))	734.8	3,067.5	–	–	182.2	274.9	4,259.4
Transfers from capital work in progress	105.9	1,047.5	1.6	–	–	(1,155.0)	–
Disposals/write off	(132.6)	(53.2)	(26.1)	–	–	–	(211.9)
Exchange differences	2.9	7.0	0.2	0.3	–	1.8	12.2
At 31st December 2009	7,675.6	16,433.6	2,269.0	1,531.9	189.3	3,611.0	31,710.4
Accumulated depreciation							
At 1st January 2009	3,309.3	2,961.3	1,160.1	–	–	–	7,430.7
Charge for the year	340.8	326.6	155.8	–	–	–	823.2
Disposals/write off	(79.1)	(23.6)	(15.3)	–	–	–	(118.0)
Exchange differences	0.6	0.6	–	–	–	–	1.2
At 31st December 2009	3,571.6	3,264.9	1,300.6	–	–	–	8,137.1
Net book value							
At 31st December 2009	4,104.0	13,168.7	968.4	1,531.9	189.3	3,611.0	23,573.3
At 31st December 2008	3,141.5	9,221.6	863.7	–	–	1,850.2	15,077.0

17 Property, plant and equipment (Continued)

	Buildings, plant and equipment HK$'M	Mains and risers HK$'M	Meters and installations HK$'M	Capital work in progress HK$'M	Total HK$'M
Company					
Cost					
At 1st January 2009	4,379.2	8,036.3	1,903.6	851.2	15,170.3
Additions	52.3	–	269.3	488.2	809.8
Transfers from capital work in progress	0.4	354.6	–	(355.0)	–
Disposals/write off	(85.4)	(22.5)	(26.1)	–	(134.0)
At 31st December 2009	4,346.5	8,368.4	2,146.8	984.4	15,846.1
Accumulated depreciation					
At 1st January 2009	2,800.8	2,577.1	1,119.2	–	6,497.1
Charge for the year	174.2	205.6	148.4	–	528.2
Disposals/write off	(57.1)	(15.2)	(15.4)	–	(87.7)
At 31st December 2009	2,917.9	2,767.5	1,252.2	–	6,937.6
Net book value					
At 31st December 2009	1,428.6	5,600.9	894.6	984.4	8,908.5
At 31st December 2008	1,578.4	5,459.2	784.4	851.2	8,673.2

17 Property, plant and equipment (Continued)

	Buildings, plant and equipment HK$'M	Mains and risers HK$'M	Meters and installations HK$'M	Capital work in progress HK$'M	Total HK$'M
Group					
Cost					
At 1st January 2008	5,914.0	9,992.0	1,811.3	2,172.4	19,889.7
Additions	272.7	107.2	228.0	1,880.1	2,488.0
Transfers from capital work in progress	286.2	1,945.0	–	(2,231.2)	–
Disposals/write off	(107.2)	(35.2)	(22.7)	–	(165.1)
Exchange differences	85.1	173.9	7.2	28.9	295.1
At 31st December 2008	6,450.8	12,182.9	2,023.8	1,850.2	22,507.7
Accumulated depreciation					
At 1st January 2008	3,081.4	2,706.0	1,050.7	–	6,838.1
Charge for the year	307.8	263.4	123.0	–	694.2
Disposals/write off	(96.2)	(23.0)	(15.6)	–	(134.8)
Exchange differences	16.3	14.9	2.0	–	33.2
At 31st December 2008	3,309.3	2,961.3	1,160.1	–	7,430.7
Net book value					
At 31st December 2008	3,141.5	9,221.6	863.7	1,850.2	15,077.0
At 31st December 2007	2,832.6	7,286.0	760.6	2,172.4	13,051.6
Company					
Cost					
At 1st January 2008	4,245.4	7,173.1	1,698.8	1,252.7	14,370.0
Additions	89.5	–	226.9	626.0	942.4
Transfers from capital work in progress	129.1	898.4	–	(1,027.5)	–
Disposals/write off	(84.8)	(35.2)	(22.1)	–	(142.1)
At 31st December 2008	4,379.2	8,036.3	1,903.6	851.2	15,170.3
Accumulated depreciation					
At 1st January 2008	2,711.3	2,431.1	1,018.7	–	6,161.1
Charge for the year	174.1	169.0	115.8	–	458.9
Disposals/write off	(84.6)	(23.0)	(15.3)	–	(122.9)
At 31st December 2008	2,800.8	2,577.1	1,119.2	–	6,497.1
Net book value					
At 31st December 2008	1,578.4	5,459.2	784.4	851.2	8,673.2
At 31st December 2007	1,534.1	4,742.0	680.1	1,252.7	8,208.9

18 Investment property

	Group	
	2009 HK$'M	2008 HK$'M
At 1st January	523.0	410.0
Fair value (loss)/gain (Note 7)	(22.0)	113.0
At 31st December	501.0	523.0

The Group's interest in investment property is held in Hong Kong under leases of over 50 years. The investment property was revalued at 31st December 2009 by an independent professionally qualified valuer, Knight Frank Petty Limited, on an open market value basis.

19 Leasehold land

The Group's interests in leasehold land and land use rights represent prepaid operating lease payments and their net book values are analysed as follows:

	Group		Company	
	2009 HK$'M	2008 HK$'M	2009 HK$'M	2008 HK$'M
Held in Hong Kong:				
Leases of 10 to 50 years	318.9	327.4	241.9	248.4
Held outside Hong Kong:				
Leases of 10 to 50 years	558.5	231.6	–	–
Leases of over 50 years	1.9	2.0	–	–
	879.3	561.0	241.9	248.4

The Group's interests in leasehold land and land use rights movements during the year are analysed as follows:

	Group		Company	
	2009 HK$'M	2008 HK$'M	2009 HK$'M	2008 HK$'M
At 1st January	561.0	534.1	248.4	254.8
Additions	40.1	29.4	–	–
Acquisition of subsidiaries (Note 44(a))	72.7	–	–	–
Consolidation of a subsidiary (Note 44(b))	222.8	–	–	–
Disposals	(2.1)	(0.4)	–	–
Amortisation	(15.6)	(14.2)	(6.5)	(6.4)
Exchange differences	0.4	12.1	–	–
At 31st December	879.3	561.0	241.9	248.4

20 Intangible asset

	Group	
	2009 HK$'M	2008 HK$'M
Goodwill		
At 1st January	196.4	185.1
Additions	2,264.8	–
Exchange differences	0.5	11.3
At 31st December	2,461.7	196.4

Goodwill is allocated to cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The Group tests goodwill annually for impairment, or more frequently if there are indications that it might be impaired. For the purpose of impairment test, the recoverable amount of the cash-generating units is determined based on value in use calculations, which is derived from cash flow projections based on the most recent financial budget for the next five years approved by management. Cash flows beyond five year period have been extrapolated using growth rates of 7.0 per cent per annum which are determined by considering both internal and external factors relating to the cash-generating units. Discount rate used of 7.5 per cent is adopted to reflect specific risks relating to the relevant cash-generating units. Based on impairment tests prepared, there is no impairment for intangible asset as at 31st December 2008 and 2009.

Assuming growth rate decreased by 25 basis points or discount rate increased by 25 basis points, there is still headroom and no impairment charge is required.

21 Subsidiaries

	Company	
	2009 HK$'M	2008 HK$'M
Unlisted shares and registered capital at cost	307.7	307.7
Loans and amounts due from subsidiaries	15,217.1	12,490.8
	15,524.8	12,798.5
Loans to subsidiaries	163.1	68.9
Amounts due to subsidiaries	(14,657.1)	(10,022.1)

Loans to subsidiaries in the PRC of HK$163.1 million (2008: HK$68.9 million) is denominated in USD, unsecured and bear interest at the prevailing lending rate quoted by The People's Bank of China Rate and repayable on demand.

Amounts due to subsidiaries denominated in HKD, USD and RMB amount to HK$9,571.1 million (2008: HK$9,568.4 million), HK$4,967.9 million (2008: HK$325.2 million) and HK$101.9 million (2008: HK$128.0 million) respectively. Remaining balances are denominated in other currencies. Amounts due from subsidiaries are neither past due nor impaired and there is no history of default. The principal subsidiaries of the Company are shown on pages 138 to 144 of the accounts.

Towngas China is a listed company in The Stock Exchange of Hong Kong Limited. As at 31st December 2009, the Group held 45.6 per cent interest in Towngas China, which was previously treated as an associated company of the Group. Due to the change in the composition of the board of directors of Towngas China on 31st December 2009, the Group obtained effective control over the majority of the board of directors of Towngas China, which was then accounted for and consolidated into the consolidated accounts of the Company as a subsidiary. The market value of the Group's investment as at 31st December 2009 in Towngas China amounted to HK$2,795.6 million (2008: HK$1,366.6 million).

22 Associated companies

	Group		Company	
	2009 HK$'M	2008 HK$'M	2009 HK$'M	2008 HK$'M
Investments in associated companies, including goodwill	8,290.4	10,009.2	–	–
Loans to an associated company – non-current	47.6	456.2	–	456.2
	8,338.0	10,465.4	–	456.2
Loan and other receivables from associated companies – current	41.2	29.4	28.8	28.0

Notes

Carrying amount of loans to associated companies approximate their fair value and comprises the following:

(a) Loans to Towngas China of HK$456.2 million as at 31st December 2008 are fully eliminated at year ended 31st December 2009 after it became a subsidiary of the Group.

(b) Loan to Jiangxi Feng Long Mining Company Limited of HK$47.6 million (2008: nil), which is denominated in USD, unsecured, bears interest at the prevailing lending rate quoted by The People's Bank of China Rate and fully repayable in 2015.

(c) Loan and other receivables from associated companies of HK$41.2 million (2008: HK$29.4 million) are mainly for financing PRC gas business related projects and are denominated in USD, unsecured, interest free and have no fixed terms of repayment.

Loan and other receivables from associated companies are neither past due nor impaired and there is no history of default.

22 Associated companies (Continued)

Particulars of the principal associated companies as at 31st December 2009 are listed below:

Name	Note	Issued share capital/ registered capital	Percentage of the Group's equity interest	Place of incorporation/ operation	Principal activity
Anhui Province Natural Gas Development Company Limited		RMB200.0 million	25	PRC	Mid-stream natural gas project
GH-Fusion Limited		200 shares of US$1 each	50	British Virgin Islands	Investment holding
Hebei Natural Gas Company Limited		RMB220.0 million	45	PRC	Mid-stream natural gas project
Lane Success Development Limited	(i)	10,000 shares of HK$1 each	45	Hong Kong	Property development
Central Waterfront Property Investment Holdings Limited	(ii)	100 shares of US$1 each	15.8	British Virgin Islands/ Hong Kong	Investment holding
Shenzhen Gas Corporation Limited	(iii)	RMB1,230.0 million	26.8	PRC	Gas sales and related businesses
Jiangxi Feng Long Mining Company Limited		RMB236.1 million	25	PRC	Coal mining and related businesses
Dalian DETA Hong Kong and China Gas Company Limited		RMB137.2 million	40	PRC	Gas sales and related businesses
[1] Hainan Petrochina Kunlun Hong Kong & China Gas Company Limited		RMB50.4 million	49	PRC	Gas sales and related businesses
[2] Suzhou Petrochina Kunlun Hong Kong and China Gas Company Limited		RMB40.0 million	29	PRC	Mid-stream natural gas project
[2] Fengcheng Xingao Coking Company Limited		RMB350.0 million	30	PRC	Coal-based chemical and related businesses
[3] Foshan Gas Group Ltd.		RMB276.0 million	43	PRC	Gas sales and related businesses
[3] Changchun Gas Holdings Limited		RMB589.8 million	48	PRC	Gas sales and related businesses
[3] Shandong Jihua Gas Co., Ltd.		RMB400.0 million	48	PRC	Gas sales and related businesses
[3] Zibo Lubo Gas Company Ltd.		RMB100.0 million	27	PRC	Gas sales and related businesses

1 Newly acquired during the year
2 Newly formed during the year
3 *Consolidation of a subsidiary*

22 Associated companies (Continued)

Notes

(i) The Group holds a 45 per cent interest in Lane Success Development Limited whose principal activity is the development of King's Park Hill project. The completed property development project is a joint development with Henderson Land Development Company Limited.

(ii) The Group has an effective interest of approximately 15.8 per cent in the IFC complex through its interest in Central Waterfront Property Investment Holdings Limited ("CWPI"). With the Group's presence in the board of directors of CWPI and participation in the financial and operating policies of the IFC complex, the Group could exercise a significant influence over CWPI and accordingly the investment is accounted for as an associated company.

(iii) On 25th December 2009, Shenzhen Gas Corporation Limited ("SGCL") was listed on the Shanghai Stock Exchange. As at 31st December 2009, the Group held 330,000,000 shares of SGCL or approximately 26.8 per cent equity interest of SGCL. The carrying value and the market value of the Group's investment as at 31st December 2009 in SGCL amounted to HK$791.7 million and HK$6,289.4 million respectively.

The following amounts represent the Group's share of the assets and liabilities, and income and results of the associated companies and are included in the consolidated balance sheet and income statement:

	Group	
	2009 HK$'M	2008 HK$'M
Assets		
Non-current assets	12,572.6	14,415.2
Current assets	2,090.4	1,773.9
	14,663.0	16,189.1
Liabilities		
Non-current liabilities	(5,108.2)	(5,383.2)
Current liabilities	(1,622.8)	(1,984.6)
	(6,731.0)	(7,367.8)
Net assets	7,932.0	8,821.3
Income	3,189.3	6,070.2
Expenses, including taxation	(2,024.9)	(4,249.9)
Profit after taxation	1,164.4	1,820.3

23 Jointly controlled entities

	Group		Company	
	2009 HK$'M	2008 HK$'M	2009 HK$'M	2008 HK$'M
Investments in jointly controlled entities, including goodwill	6,163.3	5,419.6	850.8	849.3
Loans to jointly controlled entities – non-current	847.9	744.4	82.6	82.6
	7,011.2	6,164.0	933.4	931.9
Loan and other receivables from jointly controlled entities – current	83.2	86.6	–	–
Amounts due to jointly controlled entities – current	(22.2)	(34.0)	(1.3)	(0.8)

Notes

(a) Loan and other receivables from jointly controlled entities of the Group are unsecured, interest free and with no fixed terms of repayment except those disclosed as below. Amount due within twelve months are shown as current and the remaining are fully repayable in 2012 to 2016.

- HK$10.7 million (2008: HK$33.8 million) to Hangzhou joint venture at a fixed interest rates ranging from 5.76 per cent to 7.74 per cent per annum and fully repayable in 2012.
- HK$188.8 million (2008: HK$193.2 million) to Nanjing joint venture with fixed interest rates ranging from 2.88 per cent to 3.06 per cent per annum and fully repayable in 2013.
- HK$5.7 million (2008: nil) to Jiangxi Jihua Energy Development Company Limited with fixed interest rate of 5.31 per cent per annum and repayable in June 2010.

Loan and other receivables from jointly controlled entities are neither past due nor impaired and there is no history of default.

Loan and other receivables from jointly controlled entities denominated in HKD, USD and RMB amount to HK$255.9 million (2008: HK$ 262.3 million), HK$487.1 million (2008: HK$ 487.1 million) and HK$188.1 million (2008: HK$ 81.6 million), respectively.

(b) Amounts due to jointly controlled entities are denominated in HKD and RMB amount to HK$9.9 million (2008: HK$34.0 million) and HK$12.3 million (2008: nil) respectively. The amounts are unsecured, interest free and with no fixed terms of repayment.

23 Jointly controlled entities (Continued)

Particulars of the principal jointly controlled entities as at 31st December 2009 are listed below:

Name	Issued share capital/ registered capital	Percentage of the Group's equity interest	Place of incorporation/ operation	Principal activity
Yieldway International Limited	2 shares of HK$1 each	50	Hong Kong	Property development
# Beijing Beiran & HKCG Gas Company Limited	RMB44.4 million	50	PRC	Gas sales and related businesses
Changzhou Hong Kong and China Gas Company Limited	RMB166.0 million	50	PRC	Gas sales and related businesses
Hangzhou Hong Kong and China Gas Company Limited	US$20.0 million	50	PRC	Gas sales and related businesses
吉林天元石油有限公司	RMB5.0 million	50	PRC	Natural gas exploitation
Jilin Province Natural Gas Company Limited (Formerly known as Jilin Province Natural Gas Exploitation Company Limited)	RMB220.0 million	49	PRC	Mid stream natural gas project
Jinan Hong Kong and China Gas Company Limited	RMB470.0 million	50	PRC	Gas sales and related businesses
Maanshan ECO Auto Fuel Company Limited	RMB10.5 million	30	PRC	Natural gas filling station
Nanjing Hong Kong and China Gas Company Limited	RMB600.0 million	50	PRC	Gas sales and related businesses
Suzhou Hong Kong and China Gas Company Limited	RMB100.0 million	55	PRC	Gas sales and related businesses
Suzhou Industrial Park Qingyuan Hong Kong & China Water Company Limited	RMB2,197.0 million	50	PRC	Water supply and sewage treatment
# Tongling Hong Kong and China Gas Company Limited	RMB100.0 million	70	PRC	Gas sales and related businesses
Wuhan Natural Gas Company Limited	RMB420.0 million	50	PRC	Gas sales and related businesses
# Xian Qinhua Natural Gas Company Limited	RMB1,000.0 million	49	PRC	Gas sales and related businesses
[1] Zibo Hong Kong and China Gas Company Limited	RMB56.0 million	50	PRC	Gas sales and related businesses
[1] Weifang Hong Kong and China Gas Company Limited	RMB140.0 million	50	PRC	Gas sales and related businesses
[1] Weihai Hong Kong and China Gas Company Limited	RMB99.2 million	50	PRC	Gas sales and related businesses
[1] Taian Tai Shan Hong Kong and China Gas Company Limited	RMB80.0 million	50	PRC	Gas sales and related businesses
[1] Maanshan Hong Kong and China Gas Company Limited	RMB107.5 million	50	PRC	Gas sales and related businesses
[1] Anqing Hong Kong and China Gas Company Limited	RMB73.0 million	50	PRC	Gas sales and related businesses
[1] Chongqing Hong Kong and China Gas Company Limited	RMB18.9 million	50	PRC	Gas sales and related businesses
[1] Jiangxi Jihua Energy Development Company Limited	RMB20.0 million	60	PRC	Gas sales and related businesses

Direct jointly controlled entities of the Company
1 Consolidation of a subsidiary

23 Jointly controlled entities (Continued)

The following amounts represent the Group's share of the assets and liabilities, and income and results of the jointly controlled entities and are included in the consolidated balance sheet and income statement:

	Group	
	2009 HK$'M	2008 HK$'M
Assets		
Non-current assets	8,816.2	7,205.7
Current assets	2,286.1	2,103.6
	11,102.3	9,309.3
Liabilities		
Non-current liabilities	(1,660.8)	(1,576.5)
Current liabilities	(3,658.6)	(2,692.5)
	(5,319.4)	(4,269.0)
Net assets	5,782.9	5,040.3
Income	4,389.8	3,528.3
Expenses, including taxation	(3,618.8)	(3,003.8)
Profit after taxation	771.0	524.5

24 Available-for-sale financial assets

	Group		Company	
	2009 HK$'M	2008 HK$'M	2009 HK$'M	2008 HK$'M
Debt securities (Note (a))	678.4	144.4	–	–
Equity securities (Note (b))	2,317.6	960.8	104.6	60.9
	2,996.0	1,105.2	104.6	60.9
Market value of listed investments	2,472.5	759.5	104.6	60.9

24 Available-for-sale financial assets (Continued)

	Group 2009 HK$'M	Group 2008 HK$'M	Company 2009 HK$'M	Company 2008 HK$'M
Notes				
(a) Debt securities				
Listed – overseas	658.4	131.0	–	–
Unlisted	20.0	13.4	–	–
	678.4	144.4	–	–
(b) Equity securities				
Listed – Hong Kong	1,210.5	440.0	58.6	30.5
Listed – overseas	603.6	188.5	46.0	30.4
Unlisted (Note (c))	503.5	332.3	–	–
	2,317.6	960.8	104.6	60.9

(c) The unlisted equity securities are carried at cost less impairment as these investments do not have a quoted market price and range of reasonable fair value estimate is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

(d) In 2008 under a rare circumstance, the Group reclassified debt and equity securities that are no longer held for the purpose of selling in the near term out of the financial assets at fair value through profit or loss category into available-for-sale category.

As at 31st December 2009, the fair values of debt and equity securities assets reclassified during 2008 are HK$389.5 million (2008: HK$265.3 million).

If the Group had not reclassified the debt and equity securities during 2008, fair value gain (2008: loss) recognised for the year in the consolidated income statement will be increased by HK$165.1 million (2008: increased by HK$149.6).

(e) Available-for-sale financial assets denominated in HKD, USD, RMB, EUR, GBP, CHF, JPY and AUD amount to HK$1,210.4 million (2008: HK$440.1 million), HK$1,008.4 million (2008: HK$286.3 million), and HK$503.5 million (2008: HK$332.3 million), HK$138.5 million (2008: HK$21.5 million), HK$82.2 million (2008: nil), HK$21.2 million (2008: HK$19.1 million), HK$17.3 million (2008: HK$5.9 million) and HK$14.5 million (2008: nil) respectively.

25 Retirement benefit assets

	Group and Company	
	2009 HK$'M	2008 HK$'M
At 31st December	59.3	64.7

The Group operates a defined benefit retirement scheme in Hong Kong, namely the Workmen Retirement Scheme which is a final salary defined benefit scheme.

The amounts recognised in the balance sheet and the history of experience adjustments are shown as follows:

	Group and Company			
	2009 HK$'M	2008 HK$'M	2007 HK$'M	2006 HK$'M
Fair value of plan assets	434.9	325.1	512.9	376.8
Present value of funded obligations	(332.4)	(394.5)	(260.6)	(272.0)
Present value of overfunded/(underfunded) obligations	102.5	(69.4)	252.3	104.8
Unrecognised actuarial (gains)/losses	(43.2)	134.1	(210.1)	(687.0)
Assets/(liabilities) in the balance sheet	59.3	64.7	42.2	(582.2)
Experience adjustments arising on plan liabilities – gains/(losses)	9.9	(6.9)	3.2	5.5
Experience adjustments arising on plan assets – gains/(losses)	94.5	(215.4)	116.4	119.3

The plan assets did not include any ordinary shares of the Company as at 31st December 2009 (2008: HK$0.3 million).

The amounts recognised in the income statement are as follows:

	Group and Company	
	2009 HK$'M	2008 HK$'M
Current service cost	16.2	10.9
Interest cost	4.8	8.6
Expected return on plan assets	(16.5)	(28.9)
Net actuarial losses/(gains) recognised for the year	5.4	(8.7)
Total (Note 11)	9.9	(18.1)

The movement in the defined benefit obligation is as follows:

	Group and Company	
	2009 HK$'M	2008 HK$'M
At 1st January	394.5	260.6
Current service cost	16.2	10.8
Interest cost	4.8	8.7
Benefits paid	(5.7)	(5.7)
Actuarial (gains)/losses	(77.4)	120.1
At 31st December	332.4	394.5

25 Retirement benefit assets (Continued)

The movement in the fair value of plan assets is as follows:

	Group and Company	
	2009 HK$'M	2008 HK$'M
At 1st January	325.1	512.9
Expected return on plan assets	16.5	28.9
Actuarial gains/(losses)	94.5	(215.4)
Contribution paid	4.5	4.4
Benefits paid	(5.7)	(5.7)
At 31st December	434.9	325.1

The movement in the asset recognised in the balance sheet:

	Group and Company	
	2009 HK$'M	2008 HK$'M
At 1st January	64.7	42.2
Total (expense)/income (Note 11)	(9.9)	18.1
Contribution paid	4.5	4.4
At 31st December	59.3	64.7

The actual returns on plan assets were HK$111.1 million. (2008: losses of HK$186.5 million).

The major categories of plan assets as a percentage of total plan assets are as follows:

	Group and Company	
	2009 %	2008 %
Equity securities	66.0	57.0
Debt securities	28.0	29.0
Cash	6.0	14.0

The principal actuarial assumptions used are as follows:

	Group and Company	
	2009 %	2008 %
Discount rate	2.5	1.3
Expected rate of return on plan assets	6.0	5.3
Expected rate of future salary increases	3.5	3.5

Expected contributions to the scheme for the year ending 31st December 2010 are HK$4.4 million.

26 Other non-current assets

	Group	
	2009 HK$'M	2008 HK$'M
Second mortgage loans receivable (Note (a))	96.9	89.1
Deferred consideration receivable (Note (b))	283.3	–
Other receivable (Note (c))	96.8	–
	477.0	89.1

(a) Balance represents non-current portion of second mortgage loans to buyers of the Grand Waterfront developed by the Group which are denominated in HKD. Second mortgage loans are secured by the mortgaged properties, bear interest at prime rate and are repayable by instalments in periods ranging from 15 to 25 years from the dates of drawdown.

(b) The balance represents consideration receivable in relation to disposal of certain subsidiaries of Towngas China (Note 44(b)) in June 2009 for HK$379.0 million which is to be settled in cash by the purchaser under five annual instalments of HK$40.0 million each commencing from June 2010 for five years, and a balancing sum of HK$179.0 million in June 2015. The amount is secured against the entire share capital of the holding company of the disposed subsidiaries of and interest free. The fair value of the deferred consideration at date of initial recognition is determined based on the estimated future cash flows discounted at 3.0 per cent per annum. The carrying value of the loan balance approximates the fair value as the impact of discount is not significant. The carrying amounts are analysed for reporting purpose as follows:

	2009 HK$'M	2008 HK$'M
Non-current assets	283.3	–
Current assets (included under trade and other receivables)	39.3	–
	322.6	–

The amount of deferred consideration receivable is within credit period. The directors of the Company consider the amounts will be recoverable because the purchaser is of sound financial position.

(c) Balance represents a loan to joint venture partner of Jilin Province Natural Gas Exploitation Company Limited, a jointly controlled entity of the Group. The loan balance is denominated in RMB, secured by the borrower's interest in Jilin Province Natural Gas Exploitation Company Limited, bear interest at a fixed interest rate of 2.4 per cent per annum and repayable in 2015. The carrying value of the loan balance approximates the fair value as the impact of discount is not significant.

The loan balance is neither past due nor impaired and there is no history of default.

27 Inventories

	Group		Company	
	2009 HK$'M	2008 HK$'M	2009 HK$'M	2008 HK$'M
Stores and materials	722.3	563.8	458.1	390.2
Work in progress	1,865.7	1,242.2	379.9	349.7
	2,588.0	1,806.0	838.0	739.9

The Group wrote inventories down by HK$2.6 million (2008: wrote down by HK$2.8 million) to net realisable value during the year.

28 Trade and other receivables

	Group		Company	
	2009 HK$'M	2008 HK$'M	2009 HK$'M	2008 HK$'M
Trade receivables (Note (a))	1,646.4	1,360.5	1,223.4	1,103.6
Instalment receivables (Note (b))	57.4	239.7	–	–
Payments in advance (Note (c))	627.6	280.4	17.4	16.0
Other receivables	833.3	549.3	141.8	92.2
	3,164.7	2,429.9	1,382.6	1,211.8

Trade and other receivables of the Group denominated in HKD, USD and RMB amount to HK$1,628.9 million (2008: HK$1,602.2 million), HK$112.1 million (2008: HK$82.2 million) and HK$1,385.1 million (2008: HK$739.7 million) respectively. Remaining balances are denominated in other currencies.

Trade and other receivables of the Company denominated in HKD and USD amount to HK$1,374.2 million (2008: HK$1,202.6 million) and HK$7.5 million (2008: HK$7.8 million) respectively. Remaining balances are denominated in other currencies.

Notes

(a) The Group has established credit policies for different types of customers. The credit period offered for trade receivables, which subject to periodic review by management, ranges from 30 to 60 days except for gas receivables of the Company which are due by 8 working days after billing date. As at 31st December 2009, the aging analysis of the trade receivables, net of impairment provision, is as follows:

	Group		Company	
	2009 HK$'M	2008 HK$'M	2009 HK$'M	2008 HK$'M
0 – 30 days	1,404.6	1,128.9	1,066.4	946.2
31 – 60 days	38.5	35.8	24.9	25.2
61 – 90 days	26.3	28.6	22.3	20.2
Over 90 days	177.0	167.2	109.8	112.0
	1,646.4	1,360.5	1,223.4	1,103.6

(i) At 31st December 2009, trade receivables of the Group and the Company that were neither past due nor impaired amount to HK$1,256.3 million (2008: HK$973.4 million) and HK$1,000.6 million (2008: HK$871.1 million) respectively. These balances mainly relate to individuals or companies that have been the Group's or the Company's customers for more than 6 months and with no history of default in the past.

28 Trade and other receivables *(Continued)*

(a) *(Continued)*

(ii) Receivables that were past due but not impaired relate to a wide range of customers and management believes that no impairment provision is necessary as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The aging analysis of trade receivables that were past due but not impaired is as follows:

	Group		Company	
	2009 HK$'M	2008 HK$'M	**2009 HK$'M**	2008 HK$'M
0 – 30 days	**148.3**	155.5	**65.8**	75.1
31 – 60 days	**38.5**	35.8	**24.9**	25.2
61 – 90 days	**26.3**	28.6	**22.3**	20.2
Over 90 days	**177.0**	167.2	**109.8**	112.0
	390.1	387.1	**222.8**	232.5

(iii) As at 31st December 2009, trade receivables of the Group and the Company amounting to HK$56.1 million (2008: HK$55.6 million) and HK$42.3 million (2008: HK$41.9 million) respectively were impaired, all of which are aged over 90 days. The individually impaired receivables mainly relate to customers that have either been placed under liquidation or in severe financial difficulties.

The movements in the provision for impairment of trade receivables are as follows:

	Group		Company	
	2009 HK$'M	2008 HK$'M	**2009 HK$'M**	2008 HK$'M
At 1st January	**55.6**	47.7	**41.9**	41.2
Impairment loss recognised	**20.2**	26.1	**19.6**	19.7
Uncollectible amounts written off	**(19.7)**	(19.2)	**(19.2)**	(19.0)
Exchange differences	**–**	1.0	**–**	–
At 31st December	**56.1**	55.6	**42.3**	41.9

(b) This represents the instalment receivables for the sale of residential units of Grand Waterfront. The balances are denominated in HKD, interest free and repayable in accordance with the terms of the contracts. As at 31st December 2009, balances of HK$19.1 million were past due (2008: HK$231.9 million). The management had critically assessed the impairment of the balances and no provision for impairment was made (2008: HK$26.3 million). The remaining balances are neither past due nor impaired. Before full settlement of the balances, the legal titles of the units are retained by the Group.

(c) Balance mainly represents prepayment for purchase of material, services and equipments in relation to the Group's gas business in Hong Kong and mainland China. As at 31st December 2009, the directors of the Company reviewed the composition of the balance and considered the amount recoverable.

29 Financial assets at fair value through profit or loss

	Group		Company	
	2009 HK$'M	2008 HK$'M	2009 HK$'M	2008 HK$'M
Debt securities (Note (a))	257.2	735.1	–	1.1
Equity securities (Note (b))	137.0	32.3	2.7	4.2
Derivative instruments	11.0	–	–	–
	405.2	767.4	2.7	5.3
Market value of listed investments	214.8	138.1	2.7	4.2
Notes				
(a) Debt securities				
Listed – Hong Kong	77.8	97.9	–	–
Listed – overseas	–	7.9	–	–
Unlisted	179.4	629.3	–	1.1
	257.2	735.1	–	1.1
(b) Equity securities				
Listed – Hong Kong	33.6	9.1	–	–
Listed – overseas	103.4	23.2	2.7	4.2
	137.0	32.3	2.7	4.2

Unlisted debt securities include equity linked investments of HK$135.3 million (2008: HK$606.5 million), whose fair values are determined by valuation technique taking into account market interest rate and share price of underlying equity securities.

Financial assets at fair value through profit or loss are denominated in the following currencies:

	Group		Company	
	2009 HK$'M	2008 HK$'M	2009 HK$'M	2008 HK$'M
USD	111.5	559.3	–	1.1
GBP	14.4	7.7	2.7	4.2
HKD	135.0	96.7	–	–
RMB	9.1	32.4	–	–
AUD	111.2	58.5	–	–
NZD	24.0	12.8	–	–
	405.2	767.4	2.7	5.3

30 Time deposits, cash and bank balances

	Group		Company	
	2009 HK$'M	2008 HK$'M	2009 HK$'M	2008 HK$'M
Time deposits over three months	351.9	55.7	–	–
Time deposits up to three months	8,810.2	11,314.9	627.6	755.6
Cash and bank balances	4,007.2	976.0	605.5	42.6
	12,817.4	12,290.9	1,233.1	798.2

The effective interest rates on time deposits in Hong Kong and mainland China are 0.20 per cent and 1.22 per cent per annum respectively (2008: 1.33 per cent and 2.58 per cent per annum). These deposits have an average maturity within 60 days.

Time deposits, cash and bank balances of the Group denominated in HKD, USD and RMB amount to HK$5,984.9 million (2008: HK$5,710.1 million), HK$4,702.1 million (2008: HK$5,791.3 million) and HK$2,359.1 million (2008: HK$759.6 million) respectively. Remaining balances are denominated in other currencies.

Time deposits, cash and bank balances of the Company denominated in HKD and USD amount to HK$424.5 million (2008: HK$554.6 million) and HK$776.2 million (2008: HK$161.8 million) respectively. Remaining balances are denominated in other currencies.

31 Trade and other payables

	Group		Company	
	2009 HK$'M	2008 HK$'M	2009 HK$'M	2008 HK$'M
Trade payables (Note (a))	1,171.7	463.4	182.0	72.1
Other payables and accruals (Note (b))	4,019.0	2,283.3	484.8	318.1
	5,190.7	2,746.7	666.8	390.2

Notes

(a) At 31st December 2009, the aging analysis of the trade payables is as follows:

	Group		Company	
	2009 HK$'M	2008 HK$'M	2009 HK$'M	2008 HK$'M
0 – 30 days	581.4	294.6	177.0	70.3
31 – 60 days	63.6	35.2	4.9	1.7
61 – 90 days	40.4	14.2	0.1	0.1
Over 90 days	486.3	119.4	–	–
	1,171.7	463.4	182.0	72.1

(b) The balance includes an amount of approximately HK$60.7 million (2008: HK$109.5 million) payable to Henderson Land Development Company Limited in relation to its entitlement to 27 per cent of the net sales proceeds generated from the sales of residential units of Grand Waterfront. Remaining balances mainly represents advance received from customers for construction work and accrual for services or goods received from suppliers.

31 Trade and other payables (Continued)

(c) Trade and other payables of the Group denominated in HKD, USD and RMB amount to HK$974.7 million (2008: HK$816.2 million), HK$235.7 million (2008: HK$95.5 million) and HK$3,939.8 million (2008: HK$1,768.8 million) respectively. Remaining balances are denominated in other currencies.

Trade and other payables of the Company denominated in HKD and USD amount to HK$386.5 million (2008: HK$241.1 million) and HK$227.5 million (2008: HK$74.7 million) respectively. Remaining balances are denominated in other currencies.

32 Borrowings

	Group		Company	
	2009 HK$'M	2008 HK$'M	2009 HK$'M	2008 HK$'M
Non-current				
Bank and other loans	4,226.1	4,729.5	500.0	1,700.0
Guaranteed notes (Note (a))	11,445.9	7,613.0	–	–
	15,672.0	12,342.5	500.0	1,700.0
Current				
Bank and other loans	4,747.6	2,242.5	1,200.0	–
	4,747.6	2,242.5	1,200.0	–
Total borrowings	20,419.6	14,585.0	1,700.0	1,700.0

Notes

(a) Guaranteed notes comprise of:

(i) The US$1 billion guaranteed notes were issued by HKCG (Finance) Limited, a wholly-owned subsidiary of the Company on 7th August 2008. The notes are unsecured and guaranteed by the Company as to repayment, carry a fixed coupon rate of 6.25 per cent per annum payable semi-annually in arrear and have a maturity term of 10 years. The notes are listed on The Stock Exchange of Hong Kong Limited. The market value of the notes as at 31st December 2009 was HK$8,266.7 million (2008: HK$8,373.5 million).

(ii) The HK$2,760,000,000 guaranteed notes were issued by HKCG (Finance) Limited, a wholly-owned subsidiary of the Company between 2nd June 2009 and 3rd December 2009. The notes are unsecured and guaranteed by the Company as to repayment, carry fixed coupon rates ranging from 3.90 per cent to 4.95 per cent per annum payable quarterly in arrear and have maturity terms between 10 and 40 years.

(iii) The US$200,000,000 8.25 per cent guaranteed senior notes were issued by Towngas China on 23rd September 2004. The notes are listed on the Singapore Exchange Securities Trading Limited and secured by a pledge of shares of certain subsidiaries of Towngas China. The notes bear interest at 8.25 per cent per annum, payable semi-annually in arrears. The outstanding principal amount of the notes will be repaid in 2011 at 100 per cent. At 31st December 2009, notes with a principal amount of US$141,000,000 (2008: US$141,000,000) are still outstanding in the market and the market value of the notes was HK$1,188.4 million.

32 Borrowings (Continued)

(b) The maturity of borrowings is as follows:

	Group				Company	
	Bank and other loans		Guarantee notes		Bank loans	
	2009 HK$'M	2008 HK$'M	2009 HK$'M	2008 HK$'M	2009 HK$'M	2008 HK$'M
Within 1 year	4,747.6	2,242.5	–	–	1,200.0	–
Between 1 and 2 years	3,526.2	1,200.0	1,109.7	–	200.0	1,200.0
Between 2 and 5 years	638.2	3,527.2	–	–	300.0	500.0
Wholly repayable within 5 years	8,912.0	6,969.7	1,109.7	–	1,700.0	1,700.0
Over 5 years	61.7	2.3	10,336.2	7,613.0	–	–

(c) The exposure of the Group's and Company's borrowings to interest rate changes and the contractual repricing dates are all within 6 months from the balance sheet date, except for guaranteed notes as they are subjected to fixed interest rate and with maturity date ranged from 2 to 40 years. The effective interest rates of the Group's borrowings at the balance sheet date are as follows:

	Group				
	2009			2008	
	HKD	USD	RMB	HKD	RMB
Bank and other loans	0.4%	N/A	4.5%	0.8%	6.0%
Guaranteed notes	5.1%	8.7%	N/A	5.4%	N/A

(d) Saved as disclosed above, carrying value of borrowings approximate their fair value as the balances either at variable rates or the impact of discount is not significant.

(e) The carrying amounts of the borrowings are denominated in the following currencies:

	Group		Company	
	2009 HK$'M	2008 HK$'M	2009 HK$'M	2008 HK$'M
HKD	8,387.3	4,858.4	1,700.0	1,700.0
RMB	3,259.7	2,113.6	–	–
USD	8,736.4	7,613.0	–	–
Others	36.2	–	–	–
	20,419.6	14,585.0	1,700.0	1,700.0

33 Customers' deposits

Customers' deposits mainly represent deposits received from customers pursuant to gas supply contracts agreed with customers and are repayable upon termination of gas supply contracts. The carrying values of the deposits approximate the fair value as the impact of discount is not significant.

The balances are denominated in HKD and bear interest at bank saving rate.

34 Deferred taxation

The movement in the deferred taxation is as follows:

	Group		Company	
	2009 HK$'M	2008 HK$'M	2009 HK$'M	2008 HK$'M
At 1st January	1,272.9	1,228.2	1,030.2	1,032.2
Charged/(credited) to income statement	139.8	37.8	26.1	(2.0)
Acquisition of subsidiaries (Note 44(a))	390.7	–	–	–
Consolidation of a subsidiary (Note 44(b))	86.5	–	–	–
Exchange differences	0.1	6.9	–	–
At 31st December	1,890.0	1,272.9	1,056.3	1,030.2

Prior to offsetting of balances within the same taxation jurisdiction, the movement in deferred tax liabilities and assets during the year is as follows:

Group

Deferred tax liabilities	Accelerated tax depreciation		Revaluation surplus of investment property		Revaluation surplus of mining rights		Others		Total	
	2009 HK$'M	2008 HK$'M	2009 HK$'M	2008 HK$'M	2009 HK$'M	2008 HK$'M	2009 HK$'M	2008 HK$'M	2009 HK$'M	2008 HK$'M
At 1st January	1,219.8	1,173.3	56.8	40.5	–	–	35.1	32.2	1,311.7	1,246.0
Charged/(credited) to income statement	70.7	39.8	(3.6)	16.3	–	–	53.3	2.7	120.4	58.8
Acquisition of subsidiaries	–	–	–	–	347.7	–	43.0	–	390.7	–
Consolidation of a subsidiary	24.5	–	–	–	–	–	62.0	–	86.5	–
Exchange differences	–	6.7	–	–	–	–	0.1	0.2	0.1	6.9
At 31st December	1,315.0	1,219.8	53.2	56.8	347.7	–	193.5	35.1	1,909.4	1,311.7

Deferred tax assets	Provisions		Tax losses		Total	
	2009 HK$'M	2008 HK$'M	2009 HK$'M	2008 HK$'M	2009 HK$'M	2008 HK$'M
At 1st January	(10.2)	(8.7)	(28.6)	(9.1)	(38.8)	(17.8)
Charged/(credited) to income statement	1.9	(1.5)	17.5	(19.5)	19.4	(21.0)
At 31st December	(8.3)	(10.2)	(11.1)	(28.6)	(19.4)	(38.8)
Net deferred tax liabilities at 31st December					1,890.0	1,272.9

34 Deferred taxation (Continued)

Company

Deferred tax liabilities	**Accelerated tax depreciation** 2009 HK$'M	2008 HK$'M
At 1st January	1,038.4	1,040.8
Charged/(credited) to income statement	26.1	(2.4)
At 31st December	1,064.5	1,038.4

Deferred tax assets	**Provisions** 2009 HK$'M	2008 HK$'M
At 1st January	(8.2)	(8.6)
Charged to income statement	–	0.4
At 31st December	(8.2)	(8.2)
Net deferred tax liabilities at 31st December	1,056.3	1,030.2

Deferred tax assets are recognised for tax loss carry-forwards to the extent that the realisation of the related tax benefit through future taxable profits is probable. The Group did not recognise deferred tax assets of HK$85.7 million (2008: HK$67.4 million) in respect of losses amounting to HK$432.8 million (2008: HK$311.8 million) that can be carried forward against future taxable income. These tax losses have no expiry dates except for the tax losses of HK$167.8 million (2008: HK$187.8 million) which will expire at various dates up to and including 2014 (2008: 2013).

In 2008, deferred tax liabilities of HK$43.0 million have not been recognised for the withholding tax that would be payable on the unappropriated earnings of certain subsidiaries. Such amounts are expected to be reinvested.

35 Derivative financial instruments

Assets/(liabilities)	**Group** 2009 HK$'M	2008 HK$'M
Cross currency swaps contracts- cash flow hedges	186.4	(312.1)

The full fair value of a hedging derivative is classified as non-current assets/(liabilities) as the remaining maturity of the hedged items is more than 12 months.

The ineffective portion recognised in the consolidated income statement that arises from cash flow hedges amounts to a gain of HK$5.5 million (2008: loss of HK$2.1 million) (Note 7).

The notional principal amounts of the outstanding cross currency swaps contracts at 31st December 2009 amounting to US$1 billion has been exchanged at inception and will be re-exchanged on expiry date at an exchange rate of US$1 to HK$7.8. Under these contracts, the fixed interest rates ranging from 5.20 per cent to 5.65 per cent per annum on the exchanged HKD principal amounts would be paid quarterly or semi-annually and the fixed interest rate at 6.25 per cent per annum on the original USD principal amounts would be received semi-annually.

Gains and losses recognised in the hedging reserve in equity (Note 38) on cross currency swaps contracts as of 31st December 2009 will be continuously released to the consolidated income statement until the repayment of the guaranteed notes (Note 32).

36 Share capital

	Group and Company Ordinary shares of HK$0.25 each			
	Number of shares		Nominal Value	
	2009	2008	2009 HK$'M	2008 HK$'M
Authorised:				
At 1st January and at 31st December	10,000,000,000	10,000,000,000	2,500.0	2,500.0
Issued and fully paid:				
At 1st January	6,665,599,584	6,059,635,986	1,666.4	1,514.9
Share repurchased	(136,216,000)	–	(34.1)	–
Bonus issue	–	605,963,598	–	151.5
At 31st December	6,529,383,584	6,665,599,584	1,632.3	1,666.4

During the year, 136,216,000 ordinary shares of the Company were repurchased at a total consideration of HK$1,999.0 million, including transaction cost of HK$4.7 million, at the price per share between HK$10.94 and HK$19.44. All of the repurchased shares have been cancelled.

37 Share premium

	Group and Company	
	2009 HK$'M	2008 HK$'M
At 1st January	3,618.6	3,770.1
Less: Bonus issue	–	(151.5)
At 31st December	3,618.6	3,618.6

38 Reserves

	Investment revaluation reserve HK$'M	General reserve HK$'M	Capital redemption reserve HK$'M	Hedging reserve HK$'M	Capital reserve HK$'M	Exchange reserve HK$'M	Unappropriated profits HK$'M	Total HK$'M
Group								
At 1st January 2009	(316.6)	3,320.0	189.7	(287.2)	155.5	1,493.8	19,278.3	23,833.5
Profit for the year	–	–	–	–	–	–	5,175.0	5,175.0
Other comprehensive income:								
Revaluation surplus of available-for-sale financial assets transferred to equity	830.2	–	–	–	–	–	–	830.2
Change in fair value of cash flow hedges	–	–	–	486.9	–	–	–	486.9
Exchange differences	–	–	–	–	–	3.8	–	3.8
Total comprehensive income for the year	830.2	–	–	486.9	–	3.8	5,175.0	6,495.9
2008 final dividend proposed	–	–	–	–	–	–	1,533.1	1,533.1
2008 final dividend paid	–	–	–	–	–	–	(1,519.2)	(1,519.2)
2009 interim dividend paid	–	–	–	–	–	–	(783.5)	(783.5)
Share repurchased	–	–	34.1	–	–	–	(1,999.0)	(1,964.9)
Transfer from general reserve	–	(3,320.0)	–	–	–	–	3,320.0	–
At 31st December 2009	513.6	–	223.8	199.7	155.5	1,497.6	25,004.7	27,594.9
Company and subsidiaries	513.6	–	223.8	199.7	13.7	495.2	14,486.6	15,932.6
Associated companies	–	–	–	–	–	295.9	5,978.7	6,274.6
Jointly controlled entities	–	–	–	–	141.8	706.5	4,539.4	5,387.7
	513.6	–	223.8	199.7	155.5	1,497.6	25,004.7	27,594.9
Balance after 2009 final dividend proposed	513.6	–	223.8	199.7	155.5	1,497.6	23,502.9	26,093.1
2009 final dividend proposed	–	–	–	–	–	–	1,501.8	1,501.8
	513.6	–	223.8	199.7	155.5	1,497.6	25,004.7	27,594.9
Company								
At 1st January 2009	(62.2)	3,320.0	189.7	–	–	–	1,486.9	4,934.4
Profit for the year	–	–	–	–	–	–	2,610.1	2,610.1
Other comprehensive income:								
Revaluation surplus of available-for-sale financial assets transferred to equity	77.2	–	–	–	–	–	–	77.2
Total comprehensive income for the year	77.2	–	–	–	–	–	2,610.1	2,687.3
2008 final dividend proposed	–	–	–	–	–	–	1,533.1	1,533.1
2008 final dividend paid	–	–	–	–	–	–	(1,519.2)	(1,519.2)
2009 interim dividend paid	–	–	–	–	–	–	(783.5)	(783.5)
Share repurchased	–	–	34.1	–	–	–	(1,999.0)	(1,964.9)
Transfer from general reserve	–	(3,320.0)	–	–	–	–	3,320.0	–
At 31st December 2009	15.0	–	223.8	–	–	–	4,648.4	4,887.2
Balance after 2009 final dividend proposed	15.0	–	223.8	–	–	–	3,146.6	3,385.4
2009 final dividend proposed	–	–	–	–	–	–	1,501.8	1,501.8
	15.0	–	223.8	–	–	–	4,648.4	4,887.2

38 Reserves (Continued)

	Investment revaluation reserve HK$'M	General reserve HK$'M	Capital redemption reserve HK$'M	Hedging reserve HK$'M	Capital reserve HK$'M	Exchange reserve HK$'M	Unappropriated profits HK$'M	Total HK$'M
Group								
At 1st January 2008	249.3	3,320.0	189.7	–	141.9	888.8	17,308.8	22,098.5
Profit for the year	–	–	–	–	–	–	4,302.5	4,302.5
Other comprehensive income:								
Revaluation deficit of available-for-sale financial assets transferred to equity	(565.9)	–	–	–	–	–	–	(565.9)
Capital reserve from jointly controlled entities	–	–	–	–	13.6	–	–	13.6
Change in fair value of cash flow hedges	–	–	–	(287.2)	–	–	–	(287.2)
Exchange differences	–	–	–	–	–	605.0	–	605.0
Total comprehensive income for the year	(565.9)	–	–	(287.2)	13.6	605.0	4,302.5	4,068.0
2007 final dividend proposed	–	–	–	–	–	–	1,393.7	1,393.7
2007 final dividend paid	–	–	–	–	–	–	(1,393.7)	(1,393.7)
2008 interim dividend paid	–	–	–	–	–	–	(799.9)	(799.9)
At 31st December 2008	(316.6)	3,320.0	189.7	(287.2)	155.5	1,493.8	20,811.4	25,366.6
Company and subsidiaries	(316.6)	3,320.0	189.7	(287.2)	13.7	491.4	12,228.7	15,639.7
Associated companies	–	–	–	–	–	295.9	4,814.3	5,110.2
Jointly controlled entities	–	–	–	–	141.8	706.5	3,768.4	4,616.7
	(316.6)	3,320.0	189.7	(287.2)	155.5	1,493.8	20,811.4	25,366.6
Balance after 2008 final dividend proposed	(316.6)	3,320.0	189.7	(287.2)	155.5	1,493.8	19,278.3	23,833.5
2008 final dividend proposed	–	–	–	–	–	–	1,533.1	1,533.1
	(316.6)	3,320.0	189.7	(287.2)	155.5	1,493.8	20,811.4	25,366.6
Company								
At 1st January 2008	13.1	3,320.0	189.7	–	–	–	1,003.0	4,525.8
Profit for the year	–	–	–	–	–	–	2,816.9	2,816.9
Other comprehensive income:								
Revaluation deficit of available-for-sale financial assets transferred to equity	(75.3)	–	–	–	–	–	–	(75.3)
Total comprehensive income for the year	(75.3)	–	–	–	–	–	2,816.9	2,741.6
2007 final dividend proposed	–	–	–	–	–	–	1,393.7	1,393.7
2007 final dividend paid	–	–	–	–	–	–	(1,393.7)	(1,393.7)
2008 interim dividend paid	–	–	–	–	–	–	(799.9)	(799.9)
At 31st December 2008	(62.2)	3,320.0	189.7	–	–	–	3,020.0	6,467.5
Balance after 2008 final dividend proposed	(62.2)	3,320.0	189.7	–	–	–	1,486.9	4,934.4
2008 final dividend proposed	–	–	–	–	–	–	1,533.1	1,533.1
	(62.2)	3,320.0	189.7	–	–	–	3,020.0	6,467.5

38 Reserves (Continued)

The general reserve represents unappropriated profits set aside by and at the discretion of the Board of Directors. It is applicable for any purpose to which the profits of the Company may properly be applied, for employment in the business of the Company or for investments as the Board of Directors from time to time thinks fit.

The distributable reserves of the Company at 31st December 2009, comprising general reserve and unappropriated profits, amounted to HK$4,648.4 million (2008: HK$6,340.0 million) before the proposed final dividend for the year ended 31st December 2009.

39 Contingent liabilities

The Company and the Group did not have any material contingent liabilities as at 31st December 2009.

40 Commitments

(a) Capital expenditures for property, plant and equipment

	Group		Company	
	2009 HK$'M	2008 HK$'M	2009 HK$'M	2008 HK$'M
Authorised but not brought into the accounts at 31st December	2,382.8	1,883.2	691.2	758.8
Of which, contracts had been entered into at 31st December	2,252.0	1,647.2	691.2	758.8

(b) Share of capital expenditures for property, plant and equipment of jointly controlled entities

	Group	
	2009 HK$'M	2008 HK$'M
Authorised but not brought into the accounts at 31st December	2,098.1	2,246.9
Of which, contracts had been entered into at 31st December	1,199.1	1,182.1

(c) The Group has committed to provide sufficient funds in the forms of capital and loan contributions to certain joint ventures under various joint venture contracts to finance relevant gas and new energy projects in mainland China. The directors of the Company estimate that as at 31st December 2009, the Group's commitments to these projects were approximately HK$851.9 million (2008: HK$585.1 million).

40 Commitments (Continued)

(d) Lease commitments

Lessee

At 31st December 2009, future aggregate minimum lease payments of land, buildings, plant and equipment under non-cancellable operating leases are as follows:

	Group		Company	
	2009 HK$'M	2008 HK$'M	2009 HK$'M	2008 HK$'M
Not later than 1 year	53.8	43.1	15.2	18.0
Later than 1 year and not later than 5 years	88.3	80.7	38.6	44.4
Later than 5 years	230.9	239.2	161.2	170.5
	373.0	363.0	215.0	232.9

Lessor

The Group leases out the building facilities of the commercial complex and car parks of Grand Waterfront under operating leases. Except for certain car parks are rented out on an hourly or a monthly basis, these leases typically run for an initial period of 2 to 3 years. Further details of the carrying value of the property are contained in Note 18. At 31st December 2009, future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	Group	
	2009 HK$'M	2008 HK$'M
Not later than 1 year	12.1	11.8
Later than 1 year and not later than 5 years	16.7	18.1
	28.8	29.9

41 Related party transactions

Henderson Land Development Company Limited ("Henderson") is a related party of the Group by virtue of its significant interest in and influence over the Group. Other related parties include subsidiaries of Henderson and three banks with common directors with the Company during the year. During the year, the transactions carried out and year end balances with the associated companies, jointly controlled entities and other related parties are shown as follows:

(a) Interest income and sales of goods and services

	Group	
	2009 HK$'M	2008 HK$'M
Associated companies		
Sale of goods and services (Note (ii))	1.7	0.3
Loan interest income (Note (i))	18.3	19.6
Jointly controlled entities		
Sale of goods and services (Note (ii))	42.3	7.3
Loan interest income (Note (i))	12.8	9.1
Other related parties		
Sale of goods and services (Note (ii))	23.0	8.8
Interest income from bank deposits (Note (ii))	18.8	53.2

(b) Interest expense and purchase of goods and services

	Group	
	2009 HK$'M	2008 HK$'M
Associated companies		
Purchase of goods and services (Note (ii))	7.2	10.5
Jointly controlled entities		
Purchase of goods and services (Note (ii))	15.2	20.6
Other related parties		
Purchase of goods and services (Note (ii))	16.3	15.9
Interest expense on bank loans (Note (ii))	42.5	51.4

Notes

(i) For the terms of loans, please refer to Notes 22 and 23.

(ii) These related party transactions were conducted at prices and terms as agreed by parties involved.

41 Related party transactions (Continued)

(c) Year end balances arising from interest income, interest expense and sale or purchase of goods and services

	Group	
	2009 HK$'M	2008 HK$'M
Loans and interest receivables from:		
Associated companies	88.8	485.6
Jointly controlled entities	908.9	797.0
Time deposits and interest receivable from:		
Other related parties	5,439.4	4,381.1
Bank loans and interest payable to:		
Other related parties	1,815.7	1,246.6
Trade receivables from:		
Associated companies	2.3	–
Jointly controlled entities	11.5	10.4
Other related parties	6.6	1.7
Trade payables to:		
Associated companies	0.8	0.4
Jointly controlled entities	1.2	–
Other related parties	0.4	0.8

(d) Other related party transactions are also disclosed in Notes 12, 22, 23 and 31.

42 Notes to consolidated cash flow statement

Reconciliation of profit before taxation to net cash from operating activities

	Group	
	2009 HK$'M	2008 HK$'M
Profit before taxation	6,056.2	4,957.4
Share of profits less losses of associated companies	(1,164.4)	(1,820.3)
Share of profits less losses of jointly controlled entities	(771.0)	(524.5)
Gain on acquisition of a subsidiary	(259.9)	–
Gain on deemed disposal of interests in associated company	(194.9)	–
Fair value loss/(gain) on investment property	22.0	(113.0)
Provision for investment in a jointly-controlled entity	50.1	–
Gain on repurchasing of guaranteed notes	–	(4.1)
Ineffective portion on cash flow hedges	(5.5)	2.1
Interest income	(218.9)	(286.8)
Interest expense	567.8	416.8
Dividend income from investments in securities	(97.1)	(59.9)
Depreciation and amortisation	836.3	708.4
Loss on disposal/write off of property, plant and equipment	89.9	26.2
Loss on disposal of leasehold land	2.1	–
Loss on disposal of available-for-sale financial assets	88.5	–
Net realised and unrealised (gains)/losses on investments in financial assets at fair value through profit or loss	(326.5)	1,092.1
Tax paid	(624.3)	(639.2)
Exchange differences	6.7	(22.5)
Changes in working capital		
Increase in customers' deposits	40.1	28.0
Decrease/(increase) in completed property for sale	81.1	(10.7)
Increase in inventories	(678.6)	(422.7)
(Increase)/decrease in trade and other receivables	(244.1)	2,343.5
Decrease in housing loans to staff	11.8	15.7
Increase/(decrease) in trade and other payables	702.6	(699.1)
Decrease/(increase) in retirement benefit assets	5.4	(22.5)
Net cash from operating activities	3,975.4	4,964.9

43 Share option schemes

Pursuant to share option scheme (the "Share Option Scheme") adopted by shareholders of Towngas China on 4th April 2001, 24th April 2005 and 28th November 2005, Towngas China may grant options to employees of Towngas China and its subsidiaries for the recognition of their contributions to the Towngas China. Share options granted must be taken up within 28 days from the date of grant, upon payment of HK$1 per option and the vesting period of share options is from the date of grant until the commencement of the exercisable period. Share options granted are exercisable in accordance with the terms of the Share Option Scheme at any time for a period to be determined by the directors of Towngas China, which shall not be more than 10 years after the date of grant.

As at 31st December 2009, total number of share options outstanding and exercisable are 33,225,300 and 27,356,100 respectively. The weighted average exercise price for the outstanding and exercisable options are HK$3.3 and HK$3.2 respectively. Had all the outstanding vested share options been exercised on 31st December 2009, the Group would have received cash proceeds of approximately HK$95.5 million.

44 Business combinations

(a) On 28th April 2009, the Group acquired 70.1 per cent of Inner Mongolia SanWei Resource Group Xiao Yu Gou Coal Company Limited ("XYGCCL") and Inner Mongolia SanWei Coal Chemical Technology Company Limited ("CCTCL") for cash consideration of approximately HK$477.6 million and HK$431.9 million respectively.

The inclusion of the acquired businesses do not have a significant impact of the Group's turnover and profit for the year.

Details of fair value of net identifiable assets acquired and goodwill are as follows:

	XYGCCL HK$'M	CCTCL HK$'M	Total HK$'M
Purchase consideration	477.6	431.9	909.5
Fair value of net identifiable assets acquired (see below)	(737.5)	(409.1)	(1,146.6)
(Gain on acquisition)/goodwill (Note 7)	(259.9)	22.8	

The goodwill is attributable to the future profitability of the acquired business of CCTCL and the synergies expected to arise after the Group's acquisitions.

The identifiable assets and liabilities arising from the acquisition are as follows:

	Acquirees' carrying amount HK$'M	Acquirees' fair value amount HK$'M
Cash and bank balances	39.9	39.9
Property, plant and equipment (Note 17)	910.0	2,432.0
Leasehold land (Note 19)	32.0	72.7
Trade and other receivables	81.6	81.6
Trade and other payables	(323.8)	(323.8)
Borrowings	(276.0)	(276.0)
Deferred tax liabilities	–	(390.7)
Net assets	463.7	1,635.7
Minority interests	(138.6)	(489.1)
Net identifiable assets acquired	325.1	1,146.6

	HK$'M
Purchase consideration for acquisition of subsidiaries, settled in cash	670.7
Cash and cash equivalents in subsidiaries acquired	(39.9)
Cash outflow on acquisition of subsidiaries	630.8

As at 31st December 2009, purchase consideration of HK$238.8 million for XYGCCL remained unpaid and included in trade and other payables.

44 Business combinations (Continued)

(b) As at 31st December 2009, the Group held 45.6 per cent interest in Towngas China, which was previously treated as an associated company of the Group. Due to the change in the composition of the board of directors of Towngas China on 31st December 2009, the Group obtained effective control over the majority of the board of directors of Towngas China, which was then accounted for and consolidated into the consolidated accounts of the Company as a subsidiary. If the acquisition had occurred on 1st January 2009, the Group's revenue and profit before taxation would have been increased by HK$2,906.0 million and HK$294.2 million respectively.

The identifiable assets and liabilities as of 31st December 2009 arising from the acquisition are as follows:

	Acquirees' carrying amount and fair value HK$'M
Property, plant and equipment (Note 17)	4,259.4
Leasehold land (Note 19)	222.8
Associated companies	1,186.5
Jointly controlled entities	887.4
Available-for-sale financial assets	168.9
Other non-current assets	283.3
Inventories	101.9
Loan to a jointly controlled entity	5.7
Trade and other receivables	483.8
Amounts due from minority interests	14.1
Time deposits over three months	40.0
Cash and bank balances	923.9
Trade and other payables	(1,319.0)
Amounts due to minority interests	(82.6)
Taxation	(189.5)
Borrowings	(2,293.3)
Deferred tax liabilities (Note 34)	(86.5)
Loan from a shareholder	(471.4)
Minority interests	(454.5)
Net assets	3,680.9
Minority interests	(2,002.0)
Net identifiable assets acquired	1,678.9
Further acquisition of interests	-
Goodwill	2,242.0
	3,920.9
Cash and cash equivalents in subsidiary acquired and cash inflow on acquisition	923.9

The goodwill is attributable to the acquired customer base and economies of scale expected from combining the operations of the Group and Towngas China and its subsidiaries.

(c) There were no other material acquisitions during the year ended 31st December 2008.

Subsidiaries

The following is a list of the principal subsidiaries as at 31st December 2009:

Name	Issued share capital/ registered capital	Percentage of issued/ registered capital held	Place of incorporation/ operation	Principal activity
Barnaby Assets Limited	1 ordinary share of US$1	100	British Virgin Islands/ Hong Kong	Securities investment
Danetop Services Limited	1 ordinary share of US$1	100	British Virgin Islands/ Hong Kong	Securities investment
# Eagle Legend International Limited	100 ordinary shares of HK$1 each	100	Hong Kong	Financing
ECO Environmental Investments Limited	2 ordinary shares of HK$1 each	100	Hong Kong	LPG filling stations
ECO Landfill Gas (NENT) Limited	100 ordinary shares of HK$1 each	100	Hong Kong	Landfill gas project
HKCG (Finance) Limited	100 ordinary shares of HK$1 each	100	Hong Kong	Financing
HDC Data Centre Limited	100 ordinary shares of HK$1 each	100	Hong Kong	Data centre operation
Hong Kong & China Gas (China) Limited	10,000 ordinary shares of HK$1 each	100	British Virgin Islands	Investment holding
† Hong Kong & China Gas Investment Limited	US$30.0 million	100	PRC	Investment holding
Hong Kong & China Water Limited	1 ordinary share of US$1	100	British Virgin Islands	Investment holding
Investstar Limited	100 ordinary shares of HK$1 each	100	Hong Kong	Securities investment
Monarch Properties Limited	1,000 ordinary shares of US$1 each	100	British Virgin Islands/ Hong Kong	Investment holding
Pathview Properties Limited	1 ordinary share of US$1	100	British Virgin Islands/ Hong Kong	Investment holding
Prominence Properties Limited	1,000 ordinary shares of US$1 each	100	British Virgin Islands/ Hong Kong	Investment holding

† Wholly foreign-owned enterprises
# Direct subsidiaries of the Company

Subsidiaries (Continued)

The following is a list of the principal subsidiaries as at 31st December 2009:

Name	Issued share capital/ registered capital	Percentage of issued/ registered capital held	Place of incorporation/ operation	Principal activity
# P-Tech Engineering Company Limited	2 ordinary shares of HK$1 each	100	Hong Kong	Engineering, and production of industrial gas
# Quality Testing Services Limited	10,000 ordinary shares of HK$1 each	100	Hong Kong	Appliance testing
Starmax Assets Limited	90 million ordinary shares of HK$1 each	100	British Virgin Islands/ Hong Kong	Property development
Summit Result Developments Limited	100 ordinary shares of HK$1 each	100	Hong Kong	Investment holding
Superfun Enterprises Limited	1 ordinary share of US$1	100	British Virgin Islands/ Hong Kong	Securities investment
Towngas Enterprise Limited	2 ordinary shares of HK$1 each	100	Hong Kong	Café, restaurant and retail sales
# Towngas International Company Limited	1 ordinary share of US$1	100	British Virgin Islands/ Hong Kong	Investment holding
# Towngas Investment Company Limited	2 ordinary shares of HK$1 each	100	Hong Kong	Investment holding
Towngas Telecommunications Fixed Network Limited	35,000,000 ordinary shares of HK$1 each	100	Hong Kong	Telecommunications business
Upwind International Limited	1 ordinary share of US$1	100	British Virgin Islands/ Hong Kong	Securities investment
U-Tech Engineering Company Limited	10,200,000 ordinary shares of HK$1 each	100	Hong Kong	Engineering and related businesses
Uticom Limited	100 ordinary shares of HK$1 each	60	Hong Kong	Development of automatic meter reading system

Direct subsidiaries of the Company

Subsidiaries (Continued)

The following is a list of project companies in mainland China which are sino-foreign equity joint ventures or wholly foreign-owned enterprises and are accounted for as subsidiaries as at 31st December 2009:

Name	Registered capital	Percentage of registered capital held	Place of Incorporation/ operation	Principal activity
Chaozhou Hong Kong and China Limited	HK$100.0 million	60	PRC	Gas sales and related businesses
Danyang Hong Kong and China Gas Company Limited	RMB60.0 million	80	PRC	Gas sales and related businesses
† Dalian Changxing Hong Kong and China Gas Company Limited	US$14.0 million	100	PRC	Gas sales and related businesses
† ECO Services Management Company Limited	RMB50.0 million	100	PRC	Project management
Fengcheng Hong Kong and China Gas Company Limited	RMB88.0 million	55	PRC	Gas sales and related businesses
Guangzhou Dongyong Hong Kong & China Gas Limited	HK$50.0 million	80	PRC	Gas sales and related businesses
Guangzhou Hong Kong and China Gas Company Limited	RMB105.0 million	80	PRC	Gas sales and related businesses
† Guangzhou Jianke Hong Kong and China Gas Company Limited	RMB22.5 million	100	PRC	Gas sales and related businesses
Huzhou Hong Kong and China Gas Company Limited	US$10.5 million	98.9	PRC	Gas sales and related businesses
2 Inner Mongolia SanWei Resource Group Xiao Yu Gou Coal Company Limited	RMB120.0 million	70.1	PRC	Coal mining and related businesses
2 Inner Mongolia SanWei Coal Chemical Technology Company Limited	RMB400.0 million	70.1	PRC	Coal-based chemical and related businesses
Jilin Hong Kong and China Gas Company Limited	RMB100.0 million	63	PRC	Gas sales and related businesses
Jintan Hong Kong and China Gas Company Limited	RMB60.0 million	60	PRC	Gas sales and related businesses
1 Pingxiang Hong Kong & China Gas Company Limited	US$5.1 million	100	PRC	Gas sales and related businesses
Shanxi ECO Coalbed Gas Company Limited	RMB200.0 million	70	PRC	Gas sales and related businesses
# Shunde Hong Kong and China Gas Company Limited	RMB100.0 million	60	PRC	Gas sales and related businesses

† Wholly foreign-owned enterprises
# Direct subsidiaries of the Company
1 Newly formed during the year
2 Newly acquired during the year

Subsidiaries (Continued)

The following is a list of project companies in mainland China which are sino-foreign equity joint ventures or wholly foreign-owned enterprises and are accounted for as subsidiaries as at 31st December 2009:

Name	Registered capital	Percentage of registered capital held	Place of Incorporation/ operation	Principal activity
1 Suining Hong Kong and China Gas Company Limited	US$5.0 million	100	PRC	Gas sales and related businesses
Taizhou Hong Kong and China Gas Company Limited	RMB83.0 million	65	PRC	Gas sales and related businesses
Tongxiang Hong Kong and China Gas Company Limited	RMB58.1 million	76	PRC	Gas sales and related businesses
Towngas TelChina (Shandong) Company Limited	RMB40.0 million	90.1	PRC	Telecommunication Pipe-laying Project
† Towngas Telecommunications (Shenzhen) Limited	RMB1.0 million	100	PRC	Telecom businesses
Wujiang Hong Kong and China Gas Company Limited	RMB60.0 million	80	PRC	Gas sales and related businesses
Wujiang Hong Kong and China Water Company Limited	RMB560.0 million	80	PRC	Water supply and related businesses
# Wuhu Hong Kong and China Water Company Limited	RMB300.0 million	75	PRC	Water supply and related businesses
1 Xinmi Hong Kong and China Gas Company Limited	US$12.5 million	100	PRC	Gas sales and related businesses
Xuzhou Hong Kong and China Gas Company Limited	RMB125.0 million	80	PRC	Gas sales and related businesses
Yixing Hong Kong and China Gas Company Limited	RMB124.0 million	80	PRC	Gas sales and related businesses
† Yingkou Hong Kong and China Gas Company Limited	US$9.4 million	100	PRC	Gas sales and related businesses
1 Zhang Shu Hong Kong & China Gas Company Limited	US$5.01 million	100	PRC	Gas sales and related businesses
Zhongshan Hong Kong and China Gas Limited	RMB96.0 million	70	PRC	Gas sales and related businesses
Zhangjiagang Hong Kong and China Gas Company Limited	RMB60.0 million	51	PRC	Gas sales and related businesses

† Wholly foreign-owned enterprises
# Direct subsidiaries of the Company
1 Newly formed during the year

Subsidiaries (Continued)

The following is a list of project companies in mainland China which are sino-foreign equity joint ventures or wholly foreign-owned enterprises and are accounted for as subsidiaries as at 31st December 2009:

Name	Registered capital	Percentage of registered capital held	Place of Incorporation/ operation	Principal activity
1 豐縣港華燃氣有限公司	US$4.5 million	100	PRC	Gas sales and related businesses
1 江西港華天然氣有限公司	RMB25.9 million	56	PRC	Gas sales and related businesses
渾源縣油頁岩開發利用有限責任公司	RMB30.0 million	80	PRC	Oil shale project
Consolidation of a subsidiary				
Benxi Hong Kong and China Gas Company Limited	RMB97.8 million	80	PRC	Gas sales and related businesses
Cangxi Hong Kong and China Gas Co., Ltd.	RMB10.0 million	100	PRC	Gas sales and related businesses
Chaoyang Hong Kong and China Gas Company Limited	RMB89.2 million	90	PRC	Gas sales and related businesses
Chi Pang Hong Kong & China Gas Company Limited	RMB40.0 million	85	PRC	Gas sales and related businesses
Dayi Hong Kong and China Gas Company Limited	RMB10.0 million	100	PRC	Gas sales and related businesses
Fuxin Hong Kong and China Gas Co., Ltd.	RMB77.2 million	90	PRC	Gas sales and related businesses
† Gao Chun Hong Kong and China Gas Co., Ltd.	US$1.0 million	100	PRC	Gas sales and related businesses
† Gongzhuling Towngas Limited	RMB53.0 million	100	PRC	Gas sales and related businesses
† Huangshan Hong Kong and China Gas Co., Ltd.	RMB40.0 million	100	PRC	Gas sales and related businesses
† Huangshan Huizhou Hong Kong and China Gas Co., Ltd.	US$2.1 million	100	PRC	Gas sales and related businesses
† Huangshan Taiping Hong Kong and China Gas Co., Ltd.	US$3.5 million	100	PRC	Gas sales and related businesses
Jianyang Hong Kong and China Gas Co., Ltd.	RMB10.0 million	100	PRC	Gas sales and related businesses

† Wholly foreign-owned enterprises
1 Newly formed during the year

Subsidiaries (Continued)

The following is a list of project companies in mainland China which are sino-foreign equity joint ventures or wholly foreign-owned enterprises and are accounted for as subsidiaries as at 31st December 2009:

Name	Registered capital	Percentage of registered capital held	Place of Incorporation/ operation	Principal activity
Consolidation of a subsidiary (Continued)				
Jinan Jihua Gas Co., Ltd. *(formerly known as Jianan Panva Gas Co., Ltd.)*	RMB100.0 million	51	PRC	Gas sales and related businesses
† Lezhi Hong Kong and China Gas Co., Ltd.	RMB10.0 million	100	PRC	Gas sales and related businesses
† Longkou Hong Kong and China Gas Company Limited	RMB30.0 million	100	PRC	Gas sales and related businesses
Mianyang Hong Kong and China Gas Company Limited	RMB90.0 million	100	PRC	Gas sales and related businesses
Qingdao Zhongji Hong Kong and China Gas Company Limited	RMB30.0 million	90	PRC	Gas sales and related businesses
Qing Yuan Hong Kong and China Gas Company Limited	RMB10.0 million	80	PRC	Gas sales and related businesses
Qiqihar Hong Kong and China Gas Company Limited	RMB80.0 million	61.7	PRC	Gas sales and related businesses
Shao Guan Hong Kong and China Gas Co., Ltd.	RMB20.0 million	100	PRC	Gas sales and related businesses
† Shenyang Hong Kong and China Gas Company Limited	US$8.0 million	100	PRC	Gas sales and related businesses
Tieling Hong Kong and China Gas Company Limited	US$12.5 million	80	PRC	Gas sales and related businesses
† Towngas Investments Limited	US$200.0 million	100	PRC	Investment holding
Weiyuan Hong Kong and China Gas Company Limited	RMB5.0 million	99.5	PRC	Gas sales and related businesses
† Chizhou Hong Kong and China Gas Company Limited	RMB20.0 million	100	PRC	Gas sales and related businesses

† Wholly foreign-owned enterprises

Subsidiaries (Continued)

The following is a list of project companies in mainland China which are sino-foreign equity joint ventures or wholly foreign-owned enterprises and are accounted for as subsidiaries as at 31st December 2009:

Name	Registered capital	Percentage of registered capital held	Place of Incorporation/ operation	Principal activity
Consolidation of a subsidiary (Continued)				
Pengshan Hong Kong and China Gas Company Limited	RMB10.0 million	70	PRC	Gas sales and related businesses
Pengxi Hong Kong and China Gas Company Limited	RMB3.6 million	90	PRC	Gas sales and related businesses
Pingchang Hong Kong and China Gas Company Limited	RMB4.9 million	90	PRC	Gas sales and related businesses
Qingdao Dong Yi Hong Kong and China Gas Company Limited	RMB30.0 million	60	PRC	Gas sales and related businesses
Towngas China Company Limited	1,957,556,330 shares of HK$0.1 each	45.6	Cayman Islands/ PRC	Investment holding
Townages China Group Limited (formerly known as China Pan River Group Ltd.)	US$12,821	100	British Virgin Islands	Investment holding
Xin Du Hong Kong and China Gas Company Limited, Cheng Du	RMB22.0 million	100	PRC	Gas sales and related businesses
Xinjin Diyuan Natural Gas Co., Ltd.	RMB12.0 million	60	PRC	Gas sales and related businesses
Xinjin Nanfang Natural Gas Company Limited	RMB11.5 million	60	PRC	Gas sales and related businesses
† Yang Jiang Hong Kong and China Gas Company Limited	RMB50.0 million	100	PRC	Gas sales and related businesses
Yuechi Hong Kong and China Gas Company Limited	RMB8.0 million	90	PRC	Gas sales and related businesses
Zhongjiang Hong Kong and China Gas Company Limited	RMB8.0 million	100	PRC	Gas sales and related businesses
Ziyang Hong Kong and China Gas Company Limited	RMB18.9 million	90	PRC	Gas sales and related businesses

† Wholly foreign-owned enterprises

The above table lists the subsidiaries of the Group which, in the opinion of the directors of the Company, principally affected the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the directors of the Company, result in particulars of excessive length.

CORPORATE INFORMATION

Chairman
LEE Shau Kee

Directors
LEUNG Hay Man*
Colin LAM Ko Yin
David LI Kwok Po*
LEE Ka Kit
Alfred CHAN Wing Kin
James KWAN Yuk Choi
LEE Ka Shing
POON Chung Kwong*

* Independent Non-executive Director

Managing Director
Alfred CHAN Wing Kin

Executive Director and Chief Operating Officer
James KWAN Yuk Choi

Chief Financial Officer and Company Secretary
John HO Hon Ming

Registered Office
23rd Floor, 363 Java Road,
North Point, Hong Kong

Company's Website
www.towngas.com

Share Registrar
Computershare Hong Kong
Investor Services Limited
46th Floor,
Hopewell Centre,
183 Queen's Road East,
Hong Kong

Auditor
PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building,
Central,
Hong Kong

Principal Bankers
The Hongkong and Shanghai
Banking Corporation Limited
1 Queen's Road Central,
Hong Kong

The Bank of East Asia, Limited
10 Des Voeux Road Central,
Hong Kong

Investor Relations
Corporate Investment and
Investor Relations Department
Tel: 2963 3189
Fax: 2911 9005
e-mail: invrelation@towngas.com

Corporate Communications
Department
Tel: 2963 3493
Fax: 2516 7368
e-mail: ccd@towngas.com

Company Secretarial Department
Tel: 2963 3292
Fax: 2562 6682
e-mail: compsec@towngas.com

FINANCIAL CALENDAR

Half-Year Results	Announced on Thursday, 27th August 2009
Full-Year Results	Announced on Tuesday, 16th March 2010
Annual Report	Posted to Shareholders on Monday, 26th April 2010
Register of Shareholders	To be closed on Tuesday, 18th May 2010 to Thursday, 20th May 2010
Annual General Meeting	To be held on Friday, 28th May 2010
Dividends – Interim	12 cents - Paid on Monday, 19th October 2009
– Final (Proposed)	23 cents - Payable on Monday, 31st May 2010
Bonus Issue of Shares (Proposed)	Share certificates to be posted to Shareholders on Monday, 31st May 2010

Both printed English and Chinese versions of this Annual Report are available upon request from the Company and the Company's share registrar free of charge. The website version of this Annual Report is also available on the Company's website.



The Hong Kong and China Gas Company Limited
23rd Floor, 363 Java Road, North Point, Hong Kong
www.towngas.com

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action to be taken you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in The Hong Kong and China Gas Company Limited, you should at once hand this document and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.



THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 3)

NOTICE OF ANNUAL GENERAL MEETING
PROPOSALS FOR
RE-ELECTION OF RETIRING DIRECTORS
ISSUE OF BONUS SHARES
AND
RENEWAL OF THE GENERAL MANDATES
TO ISSUE SHARES AND REPURCHASE SHARES

The notice convening the Annual General Meeting of The Hong Kong and China Gas Company Limited to be held at the Four Seasons Grand Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Friday, 28th May 2010 at noon at which the above proposals will be considered is set out on pages 12 to 15. Whether or not you are able to attend the meeting, please complete and return the accompanying form of proxy as instructed as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting (or any adjournment thereof).

26th April 2010

CONTENTS

	2010
Latest date of dealing in Shares cum entitlements to the final dividend and the Bonus Share Issue	Thursday, 13th May
First date of dealing in Shares ex entitlements to the final dividend and the Bonus Share Issue	Friday, 14th May
Latest time for lodging transfers for entitlements to the final dividend and the Bonus Share Issue	4:30 p.m. on Monday, 17th May
Book close period (both days inclusive)	From Tuesday, 18th May to Thursday, 20th May
Record Date for determination of entitlement to the final dividend and Bonus Share Issue and right to attend and vote at the Annual General Meeting	Thursday, 20th May
Register re-opens	Monday, 24th May
Proxy forms for the Annual General Meeting to be returned by	Noon on Wednesday, 26th May
Annual General Meeting	Noon on Friday, 28th May
Despatch of dividend cheques and certificates for Bonus Shares	Monday, 31st May
First date of dealing in Bonus Shares	On or about Wednesday, 2nd June

In this document and the appendices the following expressions have the following meanings unless the context otherwise requires:-

"Annual General Meeting"	the annual general meeting of the Company to be held on Friday, 28th May 2010 at noon, notice of which is set out on pages 12 to 15 of this document
"Articles of Association"	the articles of association of the Company as altered from time to time
"Board"	the board of Directors
"Bonus Share Issue"	issue of Bonus Shares
"Bonus Shares"	the Shares proposed to be issued by way of bonus on the terms set out in this document
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC
"Company"	The Hong Kong and China Gas Company Limited
"Directors"	the directors of the Company
"HKSCC"	Hong Kong Securities Clearing Company Limited
"Latest Practicable Date"	20th April 2010, being the latest practicable date prior to the printing of this document for ascertaining certain information contained herein
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Ordinance"	Companies Ordinance (Cap. 32 of the Laws of Hong Kong)
"Record Date"	Thursday, 20th May 2010, being the date for determination of entitlement to the final dividend and Bonus Shares, and right to attend and vote at the Annual General Meeting
"Register"	the register of members of the Company
"Shareholders"	holders of Shares
"Shares"	shares of HK$0.25 each in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region, The People's Republic China

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

Directors:
Dr. The Hon. Lee Shau Kee, Chairman *
Mr. Leung Hay Man **
Mr. Colin Lam Ko Yin *
Dr. The Hon. David Li Kwok Po **
Mr. Lee Ka Kit *
Mr. Alfred Chan Wing Kin
Mr. James Kwan Yuk Choi
Mr. Lee Ka Shing *
Professor Poon Chung Kwong**

Registered Office:
23rd Floor
363 Java Road
North Point
Hong Kong

* *non-executive director*
** *independent non-executive director*

26th April 2010

To the Shareholders

Dear Sir or Madam,

**PROPOSALS FOR RE-ELECTION OF RETIRING DIRECTORS
ISSUE OF BONUS SHARES AND
RENEWAL OF THE GENERAL MANDATES TO ISSUE SHARES AND
REPURCHASE SHARES**

1. INTRODUCTION

In the announcement dated 16th March 2010 of the audited results of the Company for the financial year ended 31st December 2009, the Directors proposed the Bonus Share Issue, details of which, together with a proposal to renew general mandates granted to the Directors to issue Shares and repurchase Shares are set out below. In addition, the purpose of this document is to give you notice of the Annual General Meeting to be convened for the purpose of considering and, if thought fit, passing resolutions to approve, *inter alia*, the re-election of retiring Directors, the Bonus Share Issue and the renewal of the general mandates to issue Shares and repurchase Shares.

2. RE-ELECTION OF RETIRING DIRECTORS

According to the Articles of Association, one-third of the non-executive Directors and one-third of the executive Directors are subject to retirement by rotation at every annual general meeting. Pursuant to Article 97 of the Articles of Association, Mr. Leung Hay Man and Mr. Lee Ka Kit, non-executive Directors, Mr. James Kwan Yuk Choi, an executive Director, are due to retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for reappointment.

Pursuant to Article 91 of the Articles of Association, any Director appointed by the Board either to fill a vacancy or as an addition to the existing Board shall hold office only until the next following annual general meeting and shall then be eligible for re-election at that meeting but shall not be taken into account in determining the directors or the number of directors who are to retire by rotation at that meeting. By virtue of Article 91 of the Articles of Association, the office of Professor Poon Chung Kwong, non-executive Director, will end at the Annual General Meeting. Professor Poon Chung Kwong, non-executive Director, being eligible, offer himself for reappointment.

Details and brief biography of each of Mr. Leung Hay Man, Mr. Lee Ka Kit, Mr. James Kwan Yuk Choi and Professor Poon Chung Kwong are set out in Appendix I to this document.

3. ISSUE OF BONUS SHARES

The Directors recommend a bonus issue of Shares, credited as fully paid by way of capitalisation of part of the Company's share premium account, on the basis of one Bonus Share for every ten existing Shares held by Shareholders whose names are on the Register on the Record Date. The Bonus Shares will rank *pari passu* in all respects with the Shares from their date of issue except that they will not rank for any dividend declared or recommended by the Company in respect of the financial year ended 31st December 2009. Fractional entitlements to Bonus Shares will not be allotted to Shareholders and will be aggregated and sold for the benefit of the Company. As at the Latest Practicable Date, the number of Shares in issue was 6,529,383,584 Shares. On the basis of such figure, and assuming there is no issue or repurchase of Shares prior to the Record Date, the number of Bonus Shares to be issued is 652,938,358 Shares.

4. CONDITIONS OF THE BONUS SHARE ISSUE

The Bonus Share Issue is conditional upon:-

(a) Shareholders approving Resolution 6(I) as set out in the notice of Annual General Meeting of the Company at the Annual General Meeting; and

(b) the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Bonus Shares.

5. CLOSURE OF REGISTER OF MEMBERS

The Register will be closed from Tuesday, 18th May 2010 to Thursday, 20th May 2010 (both days inclusive) in order to determine entitlements of Shareholders to the proposed final dividend for the financial year ended 31st December 2009 and Bonus Share Issue, and the right to attend and vote at the Annual General Meeting (or any adjournment thereof). In order to be entitled to attend and vote at the Annual General Meeting (or any adjournment thereof), and to qualify for the proposed final dividend and Bonus Share Issue, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Monday, 17th May 2010.

6. TRADING ARRANGEMENTS

Application has been made to the Listing Committee of the Stock Exchange for listing of and permission to deal in the Bonus Shares. Subject to the granting of listing of and permission to deal on the Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the Bonus Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the date on which dealings in the Bonus Shares commence on the Stock Exchange or such other date as shall be determined by HKSCC. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

Settlement of transactions between members of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter.

The Bonus Shares will be traded in board lots of 1,000 Shares each. It is expected that certificates for the Bonus Shares will be posted to Shareholders on Monday, 31st May 2010 at their own risk and the first date of dealing in the Bonus Shares will be on or about Wednesday, 2nd June 2010.

The Shares are not listed or dealt in on any stock exchange other than the Stock Exchange. The Directors do not intend to apply for listing of or permission to deal in the Bonus Shares on any stock exchange other than the Stock Exchange.

Stamp duty in Hong Kong will be payable in respect of dealings in the Bonus Shares.

7. RENEWAL OF THE GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

At the annual general meeting of the Company held on 14th May 2009, ordinary resolutions were passed to renew the general mandates to the Board (i) to repurchase Shares, the aggregate nominal amount of which does not exceed 10 per cent of the aggregate nominal amount of the issued share capital of the Company as at 14th May 2009; and (ii) to allot, issue and otherwise deal with Shares not exceeding, where the Shares are to be allotted wholly for cash, 10 per cent and in any event 20 per cent of the aggregate nominal amount of the share capital of the Company in issue on 14th May 2009, together with the nominal amount (up to a maximum of 10 per cent of the aggregate nominal amount of the Company's issued share capital as at 14th May 2009) of any Shares repurchased by the Company in accordance with (i) above, if any.

Pursuant to the Ordinance and the Listing Rules, these general mandates will lapse at the conclusion of the Annual General Meeting, unless renewed then. Resolutions set out as Resolutions 6(II), 6(III) and 6(IV) in the notice of Annual General Meeting will be proposed to renew these mandates. With reference to these resolutions, the Board wishes to state that they have no immediate plans to repurchase any Shares or to issue any new Shares or warrants pursuant to the relevant mandates.

As at the Latest Practicable Date, the number of Shares in issue was 6,529,383,584 Shares. On the basis of such figure and assuming there is no issue or repurchase of Shares prior to the date of the Annual General Meeting, the Company would be allowed under the general mandate to issue Shares to allot and issue up to 1,305,876,716 Shares representing 20 per cent of the issued share capital of the Company.

The explanatory statement required by the Listing Rules to be sent to Shareholders in connection with the resolution pertaining to the proposed renewal of the share repurchase mandate is set out in Appendix II to this document. This contains all the information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the resolution.

8. ANNUAL GENERAL MEETING

The notice convening the Annual General Meeting to be held in the Four Seasons Grand Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Friday, 28th May 2010 at noon is set out on pages 12 to 15. At the Annual General Meeting, ordinary resolutions numbered 3, 6(I), 6(II), 6(III) and 6(IV) will be proposed to re-elect the retiring Directors, to approve the Bonus Shares Issue, the renewal of the general mandate for the repurchase of Shares and the renewal of the general mandate to allot, issue and otherwise deal with additional Shares.

A form of proxy for the Annual General Meeting is enclosed. Whether or not you are attending the meeting, please complete the form of proxy as instructed and return the same to the Company's share registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, as soon as possible and in any event no later than 48 hours before the time appointed for holding the meeting. You can still attend and vote at the Annual General Meeting (or any adjournment thereof) even if you have completed and sent in a proxy form.

At the Annual General Meeting, the Chairman of the meeting will exercise his power under Article 70 of the Articles of Association to put each of the resolutions set out in the notice of Annual General Meeting to the vote by way of poll.

9. RECOMMENDATIONS

The Board believes that the re-election of the retiring Directors, Bonus Share Issue and the renewal of the general mandates to repurchase Shares and to issue new Shares are in the interests of the Company and the Shareholders and accordingly recommends you to vote in favour of all the relevant resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
Lee Shau Kee
Chairman

Mr. LEUNG Hay Man F.R.I.C.S., F.C.I.Arb., F.H.K.I.S., *Independent Non-executive Director*

Age 75. Mr. Leung was appointed to the Board in 1981. He is a Non-executive Director of Henderson Land Development Company Limited ("Henderson Land Development"), Henderson Investment Limited and Hong Kong Ferry (Holdings) Company Limited, all of which are listed public companies. Save as disclosed, Mr. Leung did not hold any other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas. Henderson Land Development has discloseable interests in the Company under the provisions of the Securities and Futures Ordinance. Mr. Leung is a Fellow of the Royal Institute of Chartered Surveyors, Fellow of the Chartered Institute of Arbitrators and Fellow of the Hong Kong Institute of Surveyors.

As at the Latest Practicable Date, Mr. Leung has no relationship with any directors, senior management or substantial or controlling shareholders of the Company and does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

The term of office for Mr. Leung will expire on 31st December 2011 and he is subject to retirement by rotation and reappointment in accordance with the Articles of Association. The director's fee payable to him was and shall be reviewed by the remuneration committee of the Company on an annual basis. His director's fee and other emoluments are determined with reference to his duties and responsibilities. For the financial year ended 31st December 2009, Mr. Leung received a fixed remuneration of HK$230,000 as director's fee and other emoluments of approximately HK$6,200 from the Company.

Save as disclosed above, there is no information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules nor are there other matters in relation to Mr. Leung's re-election that need to be brought to the attention of the Shareholders.

Mr. LEE Ka Kit J.P., *Non-executive Director*

Age 46. Mr. Lee was appointed to the Board in 1990. He was educated in the United Kingdom. He is a Vice Chairman of Henderson Land Development Company Limited ("Henderson Land Development") and Henderson Investment Limited, both of which are listed public companies. Save as disclosed, Mr. Lee did not hold any other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas. Mr. Lee is a Member of the National Committee of the Chinese People's Political Consultative Conference. He was awarded an Honorary University Fellowship by The University of Hong Kong in 2009. Mr. Lee is the son of Dr. Lee Shau Kee, the Chairman of the Company and the brother of Mr. Lee Ka Shing, a Non-executive Director of the Company.

He is also a Vice Chairman of Henderson Development Limited ("Henderson Development"). Henderson Land Development and Henderson Development have discloseable interests in the Company under the provisions of the Securities and Futures Ordinance.

As at the Latest Practicable Date, Mr. Lee, as a discretionary beneficiary of discretionary trusts, is deemed to have an interest in 2,705,807,442 Shares (representing 41.44 per cent of the issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance ("SFO"). He is also taken to be interested in 1,378,172,901 shares (representing 70.31 per cent) *(Note)* of Towngas China Company Limited ("Towngas China"), 9,500 shares (representing 95 per cent) of Lane Success Development Limited and 2 shares (representing 100 per cent) of Yieldway International Limited, all of which are associated corporations of the Company.

The term of office for Mr. Lee will expire on 31st December 2011 and he is subject to retirement by rotation and reappointment in accordance with the Articles of Association. The director's fee payable to him was and shall be reviewed by the remuneration committee of the Company on an annual basis. His director's fee is determined with reference to his duties and responsibilities. For the financial year ended 31st December 2009, Mr. Lee received a fixed remuneration of HK$130,000 as director's fee from the Company.

Save as disclosed above, there is no information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules nor are there other matters in relation to Mr. Lee's re-election that need to be brought to the attention of the Shareholders.

Note: As disclosed in an announcement (the "Announcement") jointly issued by the Company and Towngas China on the morning of 17th March 2010, Hong Kong & China Gas (China) Limited ("HK&CG(China)"), a wholly-owned subsidiary of the Company, entered into an agreement with Towngas China on 17th March 2010 (the "Agreement") pursuant to which Towngas China has conditionally agreed to purchase from HK&CG(China) the Sale Share (as defined in the Announcement) and to purchase and take assignment of the Shareholder Loans (as defined in the Announcement) subject to the terms and conditions of Agreement in consideration of 485,000,000 shares of Towngas China to be issued by Towngas China to HK&CG(China). For the details, please refer to the Announcement posted onto Stock Exchange's and the Company's websites on the morning of 17th March 2010. The Company was deemed interested in 893,172,901 shares of Towngas China and was also deemed to be interested in the 485,000,000 shares of Towngas China deemed acquired by HK&CG(China) by virtue of HK&CG(China)'s entering into the Agreement. As Mr. Lee Ka Kit was taken to be interested in the Company under Part XV of the SFO, he was also taken to be interested in 893,172,901 shares and 485,000,000 shares of Towngas China which the Company was deemed interested under Part XV of the SFO. For details, please refer to the Form 3B filed under Part XV of the SFO by Mr. Lee Ka Kit on 19th March 2010.

Mr. James KWAN Yuk Choi J.P., B.Sc. (Eng), M.B.A., C.Eng., F.H.K.I.E., F.I.G.E.M., F.I.Mech.E., F.E.I., F.C.I.B.S.E., *Executive Director and Chief Operating Officer*

Age 58. Mr. Kwan joined the Engineering Division of the Company in 1975 and subsequently became the head of Engineering Planning & Development Department and Marketing Department of the Company. He was promoted to the General Manager – Engineering in 1989. Mr. Kwan was appointed to the Board in January 1997, as the Director & General Manager – Marketing & Customer Service in May 1997, as the Executive Director – Commercial in July 2002 and took up his present position in January 2003. Mr. Kwan is a Director of Towngas China Company Limited ("Towngas China"), a listed public company. Save as disclosed, Mr. Kwan did not hold any other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Mr. Kwan is a director of major local and overseas subsidiary companies of the Group. He is also a Director and Deputy President of Hong Kong & China Gas Investment Limited, the Group's investment holding company in mainland China and a Director of the Group's several joint venture companies in mainland China. He is currently a member of Construction Industry Council and a member of Transport Advisory Committee of the Hong Kong Special Administrative Region and a Member of the Twelfth Nanjing Committee of the Chinese People's Political Consultative Conference. He was President of The Institution of Gas Engineers UK (currently known as The Institution of Gas Engineers & Managers), in 2000/2001 and The Hong Kong Institution of Engineers in 2004/2005. Mr. Kwan is a Chartered Engineer and Fellow of The Institution of Mechanical Engineers, Fellow of The Hong Kong Institution of Engineers, Fellow of The Institution of Gas Engineers & Managers, Fellow of The Energy Institute and Fellow of Chartered Institution of Building Services Engineers.

As at the Latest Practicable Date, Mr. Kwan has personal interest of 43,923 Shares and family interest of 49,765 Shares (both representing less than 0.01 per cent of the issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance. He also has interest in 3,015,000 share options granted by Towngas China, an associated corporation of the Company, with a right to subscribe for 3,015,000 shares of Towngas China (representing approximately 0.15 per cent of the issued share capital of Towngas China).

As at the Latest Practicable Date, Mr. Kwan has no fixed nor proposed term of director's service but is subject to retirement by rotation and reappointment in accordance with the Articles of Association. The director's fee payable to him was and shall be reviewed by the remuneration committee of the Company on an annual basis. His director's fee and other emoluments are determined with reference to his duties and responsibilities and the Company's performance and profitability. For the financial year ended 31st December 2009, Mr. Kwan received a fixed remuneration of HK$130,000 as director's fee and other emoluments of approximately HK$12,550,000 from the Company.

Save as disclosed above, there is no information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules nor are there other matters in relation to Mr. Kwan's re-election that need to be brought to the attention of the Shareholders.

Professor POON Chung Kwong G.B.S., Ph.D., D.Sc., J.P., *Independent Non-executive Director*

Aged 70. Professor Poon was appointed to the Board of Directors of the Company in 2009. He is a President Emeritus of The Hong Kong Polytechnic University and had devoted 40 years of his life to advancing university education in Hong Kong before he retired in January 2009 from his 18-year presidency at The Hong Kong Polytechnic University. Professor Poon is a non-executive director of Lee & Man Paper Manufacturing Limited and an independent non-executive director of Hopewell Highway Infrastructure Limited and K. Wah International Holdings Limited, all of which are listed public companies. Save as disclosed, Professor Poon did not hold any other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas. Professor Poon received the OBE award in 1991, the Gold Bauhinia Star (GBS) award in 2002, the "Leader of the Year Awards 2008 (Education)" and the Honorary Degree of Doctor of Humanity from The Hong Kong Polytechnic University in 2009. In addition, Professor Poon has been a member of the National Committee of the Chinese People's Political Consultative Conference since 1998. He is also the Honorary Professor of a number of top-rated universities in the Mainland China.

As at the Latest Practicable Date, Professor Poon has corporate interest in 39,930 Shares (representing less than 0.01 per cent of the issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance.

The term of office for Professor Poon will expire on 31st December 2011 and he is subject to retirement by rotation and reappointment in accordance with the Articles of Association. The director's fee payable to him was and shall be reviewed by the remuneration committee of the Company on an annual basis. His director's fee and other emoluments are determined with reference to his duties and responsibilities. He was entitled to a fixed annual remuneration of HK$230,000 per annum for acting as an independent non-executive director and a member of the Audit Committee of the Company. For the financial year ended 31st December 2009, Professor Poon received a remuneration of approximately HK$28,000 as director's fee and other emoluments less than HK$1,000 from the Company.

Save as disclosed above, there is no information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules nor are there other matters in relation to Professor Poon's re-election that need to be brought to the attention of the Shareholders.

The following is the explanatory statement required to be sent to Shareholders under the Listing Rules in connection with the proposed renewal of the general mandate for the repurchase of Shares and also constitutes the memorandum required under section 49BA of the Ordinance. References in this statement to "Shares" means share(s) of all classes in the capital of the Company and includes shares of HK$0.25 each and securities issued by the Company which carry a right to subscribe or purchase shares in the capital of the Company.

(i) The resolution set out as Resolution 6(II) in the notice convening the Annual General Meeting which will be proposed as an ordinary resolution at that meeting, relates to the renewal of a general mandate to Directors to repurchase on the Stock Exchange fully-paid up Shares representing up to 10 per cent of the Shares in issue as at the date of such resolution. As at the Latest Practicable Date, the number of Shares in issue was 6,529,383,584 Shares. On the basis of such figure and assuming there is no issue or repurchase of Shares prior to the date of the Annual General Meeting, the Directors would be authorised to repurchase up to 652,938,358 Shares.

(ii) The Directors believe that the ability to repurchase Shares is in the best interests of the Company and its Shareholders.

Repurchases may, depending on the circumstances, result in an increase in net assets per Share and/or earnings per Share. The Directors are seeking the renewal of a general mandate to repurchase Shares to give the Company the flexibility to do so if and when appropriate. The Directors will decide the number(s) and class(es) of Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased at the relevant time having regard to the circumstances then pertaining.

(iii) It is envisaged that any repurchase would be funded from the distributable profits of the Company in accordance with the Articles of Association and the laws of Hong Kong.

(iv) The working capital or gearing position of the Company could be adversely affected (as compared with the position disclosed in the Company's most recently published audited accounts contained in the annual report for the financial year ended 31st December 2009) in the event that the proposed Share repurchases were to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the general mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital or gearing position of the Company as is from time to time appropriate.

(v) None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) presently intend to sell Shares to the Company in the event that the general mandate is renewed.

(vi) The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make purchases pursuant to the proposed general mandate in accordance with the Listing Rules and the laws of Hong Kong.

(vii) As at the Latest Practicable Date, Dr. Lee Shau Kee, the Chairman, beneficially owned 3,903,670 Shares personally (representing 0.06 per cent of the total issued Shares). In addition, 2,705,807,442 Shares (representing 41.44 per cent of the total issued Shares) were beneficially owned by a subsidiary of Henderson Development Limited ("Henderson Development"), Fu Sang Company Limited ("Fu Sang") and some of the subsidiaries of Faxson Investment Limited ("Faxson Investment"). Faxson Investment was a wholly-owned subsidiary of Henderson Land Development Company Limited, a subsidiary of Henderson Development. Rimmer (Cayman) Limited ("Rimmer") as trustee of a discretionary trust held a majority of units in a unit trust ("Unit Trust"). Hopkins (Cayman) Limited ("Hopkins") as trustee of the Unit Trust beneficially owned all the issued ordinary shares which carry the voting rights in the share capitals of Henderson Development and Fu Sang. Dr. Lee Shau Kee beneficially owned all the issued shares of Rimmer and Hopkins.

(viii) Together with his personal shareholding in the Company, Dr. Lee Shau Kee was interested in 2,709,711,112 Shares (representing 41.50 per cent of the total issued Shares) as at the Latest Practicable Date. If the repurchase mandate is exercised in full by the Company and assuming that Dr. Lee Shau Kee does not dispose of any of his Shares, his percentage shareholding in the Company will amount to 46.11 per cent of the total issued Shares. Accordingly, under Rule 26 of the Hong Kong Code on Takeovers and Mergers, an obligation to make a general offer to Shareholders may arise as a result of an exercise of the mandate.

(ix) The Company did not repurchase any Shares in the six months prior to the Latest Practicable Date (whether on the Stock Exchange or otherwise).

(x) No "connected person" (as defined in the Listing Rules) has notified the Company that it has a present intention to sell Shares to the Company and no such persons have undertaken not to sell any Shares held by them to the Company in the event that the general mandate is renewed by the Shareholders.

(xi) The highest and lowest prices at which the Shares traded on the Stock Exchange in the previous twelve months are as follows:

	Highest *(HK$)*	**Lowest** *(HK$)*
April 2009	14.80	11.88
May 2009	16.54	14.30
June 2009	16.80	15.08
July 2009	17.50	15.78
August 2009	17.46	15.84
September 2009	19.80	16.80
October 2009	19.98	18.72
November 2009	19.22	17.80
December 2009	19.60	18.24
January 2010	19.88	16.86
February 2010	17.72	16.20
March 2010	19.56	17.50

(In case of discrepancy between the original English version and the Chinese translation of this document, the English version shall prevail.)

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of The Hong Kong and China Gas Company Limited (the "Company") will be held in the Four Seasons Grand Ballroom, Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on Friday, 28th May 2010 at noon for the following purposes:

1. To receive and consider the statement of accounts for the financial year ended 31st December 2009 and the reports of the Directors and Auditors thereon.

2. To declare a final dividend.

3. To re-elect Directors.

4. To re-appoint PricewaterhouseCoopers as Auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting and to authorise the Directors of the Company to fix their remuneration.

5. To approve each Director's fee at the rate of HK$160,000 per annum; in the case of the Chairman an additional fee at the rate of HK$160,000 per annum; and in the case of each member of the Audit Committee an additional fee at the rate of HK$160,000 per annum, and for each following financial year until the Company in general meeting otherwise determines.

6. As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

   (I) "**THAT** conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Listing Committee") granting listing of and permission to deal in the new shares of HK$0.25 each in the capital of the Company to be issued pursuant to this Resolution ("Bonus Shares"), and upon the recommendation of the Directors of the Company, an amount standing to the credit of the share premium account of the Company equal to one-tenth of the aggregate nominal amount of the share capital of the Company in issue on 20th May 2010 be capitalised and the Directors of the Company be and are hereby authorised to apply such sum in paying up in full at par such number of Bonus Shares in the capital of the Company which is equal to one-tenth of the number of shares in the Company in issue on 20th May 2010 to be allotted and credited as fully paid to and among the shareholders of the Company whose names are on the register of members on 20th May 2010 on the basis of one Bonus Share for every ten Shares held by such shareholders of the Company on such date and that the Bonus Shares to be allotted and issued pursuant to this Resolution shall rank *pari passu* in all respects with the existing issued shares in the Company except that they will not be entitled to participate in any dividend declared or recommended by the Company in respect of the financial year ended 31st December 2009 and that the Directors of the Company be and are hereby authorised to deal with any fractions arising from the distribution by the sale of the Bonus Shares representing such fractions and to retain the net proceeds for the benefit of the Company and further that the Directors of the Company be and are hereby authorised to do all acts and things as may be necessary and expedient in connection with the issue of the Bonus Shares."

(II) "**THAT**

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to purchase Shares be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or by law to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting;

"Shares" means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares of the Company."

(III) "**THAT**

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options and warrants which will or might require Shares to be allotted, issued or disposed of during or after the end of the Relevant Period be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights

Issue, or (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into Shares, shall not exceed, where the Shares are to be allotted wholly for cash, 10 per cent and in any event 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution; and

(c) for the purpose of this Resolution:

the expressions "Relevant Period" and "Shares" shall have the same meaning as assigned to them under Resolution 6(II) set out in the Notice of Annual General Meeting of which this Resolution forms part, with references to "this Resolution" in the definition of "Relevant Period" being construed as references to this Resolution 6(III); and

"Rights Issue" means the allotment, issue or grant of shares in the Company open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register of members on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

(IV) "**THAT** conditional upon the passing of Resolutions 6(II) and 6(III) set out in the Notice of Annual General Meeting of which this Resolution forms part, the general mandate granted to the Directors of the Company pursuant to the said Resolution 6(III) for the time being in force to exercise the powers of the Company to allot, issue and otherwise deal with shares in the capital of the Company and to make, issue or grant offers, agreements, options and warrants which will or might require the exercise of such powers be and is hereby extended by the addition to the total nominal amount of share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate an amount representing the total nominal amount of shares in the capital of the Company purchased by the Company pursuant to the exercise by the Directors of the Company in accordance with the said Resolution 6(II) of the powers of the Company to purchase such shares, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution."

By Order of the Board
JOHN H.M. HO
Chief Financial Officer and Company Secretary

Hong Kong, 26th April 2010

Notes:

1. The Directors of the Company wish to state that they have no immediate plans to repurchase any existing shares in the Company or to issue any new shares or warrants in the Company (other than the issue of Bonus Shares).

2. Any member entitled to attend and vote at the meeting may appoint one or more than one proxy to attend, and on a poll, to vote on his behalf. A proxy need not be a member of the Company. The proxy form and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be deposited with the Company's share registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, at least 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. At the Annual General Meeting, the Chairman of the meeting will exercise his power under Article 70 of the Articles of Association of the Company to put each of the resolutions set out in the Notice of Annual General Meeting to the vote by way of poll.

4. The register of members will be closed from Tuesday, 18th May 2010 to Thursday, 20th May 2010, both days inclusive, during which period no share transfer will be effected. In order to be entitled to attend and vote at the Annual General Meeting (or any adjournment thereof), and to qualify for the proposed issue of Bonus Shares and final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Monday, 17th May 2010.

5. If approved, the dividend will be payable on Monday, 31st May 2010. Share certificates for the Bonus Shares will be dispatched to shareholders of the Company on the same day.

附註：

1. 本公司董事會表示目前並無意購回任何本公司之現有股份或發行任何本公司之新股或認股權證(除發行紅股外)。

2. 凡有權出席股東大會及投票之股東，均可委派一位或多於一位代表出席會議及如以投票方式表決，代其投票，而該代表毋須為本公司股東。代表委任表格及簽署代表委任表格之授權書或其他授權文件(如有)或經公證人簽署證明之有關授權書或授權文件副本，最遲須於股東大會或其任何續會舉行前48小時送達本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17M樓，方屬有效。

3. 股東週年大會主席將於大會上根據本公司組織章程細則第70條，要求以投票方式表決所有於本會議通告中列明之每項決議案。

4. 本公司將由2010年5月18日星期二至2010年5月20日星期四(包括首尾兩天)暫停辦理股份過戶登記。為確保有權出席股東週年大會(包括其續會)及於會上投票，以及有資格收取建議發行之紅股及末期股息，所有股份過戶文件連同有關股票，必須於2010年5月17日星期一下午4時30分前交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716舖。

5. 如股東大會通過，股息將於2010年5月31日星期一派發。紅股之股票將於同日寄發予本公司各股東。

總額不得超過本公司於通過本決議案當日之已發行股本面值總額之20%；倘配發之股份全為籌集資金者，則不得超過本公司於通過本決議案當日之已發行股本面值總額之10%；及

(c) 就本決議案而言：

「有關期間」及「股份」與本股東週年大會通告第6項第(II)段之決議案所賦予之涵義相同，惟「有關期間」之定義中「本決議案」應被理解為本第6項第(III)段之決議案；及

「供股」指本公司董事會於指定期間內向指定記錄日期股東名冊所載之本公司股份或任何類別股份之持有人按其當時於本公司之持股比例配發，發行及授出供股(惟本公司董事會有權就零碎股份或根據任何適用於本公司之相關司法管轄區的法律規定之限制或責任或任何認可監管機構或任何證券交易所之規定而取消若干股東在此方面之權利或作出其他本公司董事會認為必須或適當之安排)。」

(IV) 「**動議**：在本股東週年大會通告第6項第(II)段及第(III)段之動議獲得通過之條件下，擴大根據上文第6項第(III)段之決議案授予本公司董事會現已生效由本公司董事會行使本公司權力配發、發行及以其他方式處置本公司股本中之股份及進行、訂立、發行或授予將會或可能導致須行使該等權力之招股、協議、認股權及認股權證之一般授權，即把本公司董事會根據此等一般授權而可配發或有條件或無條件同意配發之股本面值總額增加，增加額相等於本公司董事會根據上文第6項第(II)段之決議案行使本公司購回股份之權力而購回本公司股本中之股份之面值總額，惟此數額不得超過於通過本決議案日期本公司已發行股本面值總額之10%。」

承董事會命
首席財務總監暨公司秘書
何漢明 謹啟

香港，2010年4月26日

(II) 「**動議**：

(a) 在下文(b)段之限制下，一般性及無條件批准本公司董事會於有關期間內行使本公司購回股份之一切權力；

(b) 根據上文(a)段之批准而可購回之股份面值總額不得超過於通過本決議案日期本公司已發行股本面值總額之10%，而上述之批准應以此為限；

(c) 就本決議案而言:

「有關期間」指由通過本決議案起計直至下列較早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 根據法例或本公司章程細則規定本公司須舉行下屆股東週年大會之期限屆滿時；及

(iii) 本公司之股東於股東大會上通過普通決議撤銷或修訂根據本決議案所授予之權力時；

「股份」是指本公司股本中所有類別之股份及附有可認購或購買本公司股份之權利之認股權證及其他證券。」

(III) 「**動議**：

(a) 在下文(b)段之限制下，一般性及無條件批准本公司董事會於有關期間內行使本公司配發、發行及以其他方式處置本公司股本中之額外股份及進行、訂立、發行或授予將會或可能導致須於有關期間內或之後配發、發行或處置股份之招股、協議、認股權及認股權證；

(b) 除了在(i)供股；或(ii)根據本公司發行之任何認股權證或可轉換為股份之證券之條款行使購股權或換股權而發行股份之情況下，本公司董事會根據上文(a)段之批准配發或有條件或無條件同意配發(不論其為依據認股權所配發與否)之股本面值

香港中華煤氣有限公司

(根據公司條例在香港註冊成立)

敬啟者：本公司訂於2010年5月28日星期五中午12時正假座香港中環金融街八號四季酒店四季大禮堂舉行股東週年大會，議程如下：

1. 省覽截至2009年12月31日止財政年度之年結及董事會及核數師之報告書。

2. 宣布分派末期股息。

3. 重選董事。

4. 重新委聘羅兵咸永道會計師事務所由此次會議結束時起至下次週年大會結束時止為本公司核數師，並授權本公司董事會釐訂其酬金。

5. 通過每名董事袍金每年及其後各財政年度為港幣16萬元；主席另加每年港幣16萬元；每名審核委員會成員則另加每年港幣16萬元，直至本公司於股東大會上另有決定為止。

6. 視為特別事項處理，考慮採納下列決議案，如認為適當，即為普通決議：

   (I) 「**動議**：在獲得香港聯合交易所有限公司上市委員會(「上市委員會」)批准根據本決議案而發行之本公司股本中每股面值港幣0.25元之新股份(「紅股」)上市及買賣後，按照本公司董事會之建議，將一筆記入本公司股份溢價賬且相等於本公司在2010年5月20日之已發行股本面值總額之十分之一之款項撥作資本，並授權本公司董事會將該筆款項用作繳足本公司股本中數目相等於本公司於2010年5月20日已發行之股份數目之十分之一之紅股之面值。上述紅股將入賬列為繳足股份及分派予於2010年5月20日名列於本公司股東名冊之人士，比例為當日每持十股本公司股份獲派一股紅股。根據本決議案而配發及發行之紅股將與本公司現有之已發行股份在各方面均享有同樣權益，惟不會獲派本公司就截至2009年12月31日止財政年度宣派或建議派付之任何股息。此外，授權本公司董事出售任何因上述分派而出現之零碎紅股及將所得之淨收益撥歸本公司所有，並授權本公司董事辦理一切所需及恰當的手續及事項，以便發行紅股。」

(xi) 股份於過去12個月在聯交所之最高及最低成交市價如下：

	最高 (港元)	最低 (港元)
2009年4月	14.80	11.88
2009年5月	16.54	14.30
2009年6月	16.80	15.08
2009年7月	17.50	15.78
2009年8月	17.46	15.84
2009年9月	19.80	16.80
2009年10月	19.98	18.72
2009年11月	19.22	17.80
2009年12月	19.60	18.24
2010年1月	19.88	16.86
2010年2月	17.72	16.20
2010年3月	19.56	17.50

(如中文譯本之文義與英文原文有歧異時，應以英文原文為準)

(vii) 於最後實際可行日期，主席李兆基博士個人實益擁有3,903,670股股份(佔已發行股份總數之0.06%)。此外，2,705,807,442股股份(佔已發行股份總數之41.44%)則由恒基兆業有限公司(「恒基兆業」)一間附屬公司、富生有限公司(「富生」)及Faxson Investment Limited(「Faxson Investment」)若干附屬公司實益擁有。Faxson Investment是恒基兆業地產有限公司(「恒基地產」)之全資附屬公司，而恒基地產則為恒基兆業之附屬公司。Rimmer (Cayman) Limited(「Rimmer」)作為一全權信託之受託人擁有一單位信託(「單位信託」)之大部分單位權益。Hopkins (Cayman) Limited(「Hopkins」)作為上述單位信託之受託人，實益擁有恒基兆業及富生股本中之全部已發行並有表決權之普通股股份。李兆基博士實益擁有Rimmer及Hopkins全部已發行股份。

(viii) 連同其個人擁有之股份，李兆基博士於最後實際可行日期擁有2,709,711,112股股份(佔已發行股份總數之41.50%)。假設本公司全面行使一般性購回股份之授權及李兆基博士沒有出售其擁有之任何股份，李兆基博士擁有之股份佔已發行股份總數之46.11%。因此，根據《香港公司收購及合併守則》第26條，行使該項授權可能導致其須向股東作出全面收購建議。

(ix) 在最後實際可行日期前6個月內，本公司並無在聯交所購回任何股份(不論是否在聯交所進行)。

(x) 本公司之「關連人士」(定義見《上市規則》)概無知會本公司彼等現擬出售股份予本公司，彼等亦無承諾在股東授予一般性授權後不出售任何其持有的股份予本公司。

以下為《上市規則》規定就更新一般性授權購回股份之建議須寄予股東之說明書。說明書並構成《條例》第49BA條規定之摘要。說明書中「股份」乃指本公司股本中所有類別股份，包括每股面值0.25港元之股份及本公司發行附有權利可認購或購買本公司股本中之股份之證券。

(i) 將在股東週年大會上以普通決議案形式提呈而載於股東週年大會通告第6(II)項之決議案，乃關於授予董事會一項一般性授權以在聯交所購回數量相等於該項決議案獲通過當日已發行股份最多10%之已繳足股份的更新。於最後實際可行日期，已發行之股份數目為6,529,383,584股股份。以該數字為基準及假設在股東週年大會舉行前本公司並無發行及購回股份，董事會將獲授權購回最多652,938,358股股份。

(ii) 董事會相信授予購回股份之權力符合本公司及其股東之最佳利益。

視乎情況而定，購回股份可增加每股資產淨值及／或每股盈利。董事會正尋求獲授一項一般性授權以購回股份，使本公司具有可在適當時購回股份之靈活性。在任何情況下將予購回之股份數目與類別及購回股份之價格及其他條款將由董事會考慮當時之情況後決定。

(iii) 預期購回股份所需之資金將根據組織章程細則及香港法律從本公司之可分派溢利中撥出。

(iv) 倘購回股份之建議在建議購回期內任何時間全面實行，對本公司之營運資金或資產負債比率(與截至2009年12月31日止財政年度年報所載本公司最近期公布之經審核賬目中披露之狀況比較)可造成不利影響。然而，董事會不擬在會對其不時認為適合本公司之營運資金水平或資產負債比率造成重大不利影響之情況下行使該項一般性授權。

(v) 各董事或(就各董事作出合理查詢後所知)各董事之任何聯繫人士(定義見《上市規則》)現時不擬在股東授予一般性授權後出售股份予本公司。

(vi) 董事會已向聯交所承諾，將按照《上市規則》及香港法律，根據建議之一般性授權行使本公司購回股份之權力。

潘宗光教授 G.B.S., Ph.D., D.Sc., J.P.,獨立非執行董事

70歲，於2009年獲委任為本公司董事。潘教授為香港理工大學榮休校長。於2009年1月退休前，擔任香港理工大學校長之職達18年。在香港一直致力推動大學教育40年。潘教授現任理文造紙有限公司之非執行董事，以及合和公路基建有限公司和嘉華國際集團有限公司之獨立非執行董事，該等公司均為上市公眾公司。除上述外，潘教授於過去三年內並無在其他於香港或海外證券市場上市之公眾公司擔任任何董事職務。他於1991年獲頒英國官佐勳章(OBE)勳銜、2002年獲香港特區政府頒授金紫荊星章(GBS)、2008年獲頒「傑出領袖獎(教育)」及2009年獲香港理工大學頒授榮譽人文博士學位。此外，自1998年，潘教授擔任中國人民政治協商會議全國委員會委員。他亦為中國內地多間著名大學名譽講座教授。

於最後實際可行日期，潘教授持有根據《證券及期貨條例》第XV部所指之公司權益39,930股股份，約佔本公司已發行股本少於0.01%。

潘教授之任期將於2011年12月31日屆滿，而且他須根據組織章程細則之規定輪值告退及再選連任。潘教授過去及未來所收取之董事袍金皆由本公司之薪酬委員會於每年作出檢討。潘教授之董事袍金及其他薪酬是根據其職責建議考慮。潘教授作為本公司獨立非執行董事及審核委員會之成員將收取每年固定董事袍金港幣230,000港元。截至2009年12月31日止財政年度，潘教授收取本公司定額酬金約28,000港元作為董事袍金及其他薪酬少於1,000港元。

除上文所披露者外，並無根據《上市規則》第13.51(2)條之規定而須予披露之資料，及概無其他關於潘教授的重選而需要股東知悉之事項。

關育材先生 J.P., B.Sc. (Eng), M.B.A., C.Eng., F.H.K.I.E., F.I.G.E.M., F.I.Mech.E., F.E.I., F.C.I.B.S.E.,
執行董事暨營運總裁

58歲，關先生於1975年加入本公司工程科，曾擔任本公司工程策劃及發展部和市務部主管，並於1989年獲擢升為工程科總經理，其後於1997年1月獲委任為本公司董事，同年5月出任董事暨市務及客戶服務科總經理，2002年7月出任執行董事兼商務總監，並於2003年1月出任現職。關先生並為一上市公眾公司港華燃氣有限公司(「港華燃氣」)之董事。除上述外，關先生於過去三年內並無在其他於香港或海外證券市場上市之公眾公司擔任任何董事職務。

關先生是本集團本港及海外主要附屬公司之董事，他亦為本集團內地投資控股公司港華投資有限公司之董事暨常務副總裁，以及本集團內地數家合資企業之董事。關先生現為香港特別行政區建造業議會委員、交通諮詢委員會委員，以及中國人民政治協商會議南京市第十二屆委員會委員。關先生曾於2000/2001年擔任英國氣體工程師學會(現更名為英國燃氣專業學會)會長及2004/2005年度之香港工程師學會會長。他現為英國認許工程師及英國機械工程師學會、香港工程師學會、英國燃氣專業學會、英國能源學會及英國屋宇裝備工程師學會之資深會員。

於最後實際可行日期，關先生持有根據《證券及期貨條例》第XV部所指之個人權益43,923股股份及家族權益49,765股股份，兩者均佔本公司已發行股本少於0.01%。他亦擁有本公司相聯法團港華燃氣授予3,015,000份購股權，可認購3,015,000股港華燃氣之股份，佔該公司已發行股本約0.15%。

於最後實際可行日期，關先生並無固定或建議任期，惟他須根據組織章程細則之規定輪值告退及再選連任。他過去及未來所收取之董事袍金皆由本公司之薪酬委員會於每年作出檢討。關先生之董事袍金及其他薪酬是根據其職責建議及本公司盈利及表現考慮。截至2009年12月31日止財政年度，關先生收取本公司定額酬金130,000港元作為董事袍金及其他薪酬約12,550,000港元。

除上文所披露者外，並無根據《上市規則》第13.51(2)條之規定而須予披露之資料，及概無其他關於關先生的重選而需要股東知悉之事項。

李家傑先生 J.P.,非執行董事

46歲，於1990年獲委任為本公司董事。李先生曾在英國接受教育，現為恒基兆業地產有限公司(「恒基地產」)及恒基兆業發展有限公司之董事，該等公司均為上市公眾公司。除上述外，李先生於過去三年內並無在其他於香港或海外證券市場上市之公眾公司擔任任何董事職務。李先生現為中國人民政治協商會議全國委員會委員。他於2009年獲香港大學頒授名譽大學院士銜。李先生是本公司主席李兆基博士之兒子及非執行董事李家誠先生之胞兄。

李先生亦為恒基兆業有限公司(「恒基兆業」)副主席。恒基地產及恒基兆業持有根據《證券及期貨條例》須予披露之本公司股份權益。

於最後實際可行日期，根據《證券及期貨條例》第XV部，李先生作為全權信託之可能受益人，被視為擁有2,705,807,442股股份之權益，佔本公司已發行股本41.44%。他亦被視為持有本公司相聯法團之權益，包括港華燃氣有限公司(「港華燃氣」)1,378,172,901股(70.31%)(附註)，隆業發展有限公司9,500股(95%)及溢匯國際有限公司2股(100%)。

李先生之任期將於2011年12月31日屆滿，而且他須根據組織章程細則之規定輪值告退及再選連任。李先生過去及未來所收取之董事袍金皆由本公司之薪酬委員會於每年作出檢討。李先生之董事袍金是根據其職責建議考慮。截至2009年12月31日止財政年度，李先生收取本公司定額酬金130,000港元作為董事袍金。

除上文所披露者外，並無根據《上市規則》第13.51(2)條之規定而須予披露之資料，及概無其他關於李先生的重選而需要股東知悉之事項。

附註： 誠如本公司與港華燃氣於2010年3月17日早上刊發之公告(「該公告」)所披露，本公司之全資附屬公司Hong Kong & China Gas (China) Limited(「中華煤氣(中國)」)，於2010年3月17日與港華燃氣訂立一項協議(「該協議」)。港華燃氣同意依據該協議之條款和條件，向中華煤氣(中國)有條件地購入待售股份(定義見該公告)，並會購入及承讓股東貸款(定義見該公告)，港華燃氣將向中華煤氣(中國)發行485,000,000股港華燃氣股份作為對價。有關詳情請參閱於2010年3月17日早上於聯交所及本公司網站刊發之該公告。本公司被視為擁有893,172,901股港華燃氣股份之權益，以及根據中華煤氣(中國)與港華燃氣訂立之該協議，亦被視為持有中華煤氣(中國)擬獲得485,000,000股港華燃氣股份之權益。由於根據《證券及期貨條例》第XV部，李家傑先生被視為擁有本公司之權益，而本公司被視為擁有893,172,901股及485,000,000股港華燃氣股份之權益，因此根據《證券及期貨條例》第XV部，李先生亦同時被視為擁有該等港華燃氣股份之權益。有關詳情請參閱李家傑先生於2010年3月19日根據《證券及期貨條例》第XV部所存檔之表格3B。

梁希文先生　F.R.I.C.S., F.C.I.Arb., F.H.K.I.S.,獨立非執行董事

75歲，於1981年獲委任為本公司董事。梁先生現為恒基兆業地產有限公司(「恒基地產」)、恒基兆業發展有限公司及香港小輪(集團)有限公司之非執行董事，該等公司均為上市公眾公司。除上述外，梁先生於過去三年內並無在其他於香港或海外證券市場上市之公眾公司擔任任何董事職務。恒基地產持有根據《證券及期貨條例》須予披露之本公司股份權益。梁先生現為英國皇家特許測量師學會、英國仲裁司學會及香港測量師學會之資深會員。

於最後實際可行日期，梁先生並無與本公司任何董事、高層管理人員、主要股東或控股股東有任何關係。此外，梁先生並無持有根據《證券及期貨條例》第XV部所指之本公司股份權益。

梁先生之任期將於2011年12月31日屆滿，而且他須根據組織章程細則之規定輪值告退及再選連任。梁先生過去及未來所收取之董事袍金皆由本公司之薪酬委員會於每年作出檢討。梁先生之董事袍金及其他薪酬是根據其職責建議考慮。截至2009年12月31日止財政年度，梁先生收取本公司定額酬金230,000港元作為董事袍金及其他薪酬約6,200港元。

除上文所披露者外，並無根據《上市規則》第13.51(2)條之規定而須予披露之資料，及概無其他關於梁先生的重選而需要股東知悉之事項。

於最後實際可行日期，已發行之股份數目為6,529,383,584股股份。以該數字為基準及假設在股東週年大會舉行前本公司並無發行及購回股份，根據一般性授權，本公司將獲授權配發及發行最多1,305,876,716股股份，即已發行股本之20%。

遵照《上市規則》之規定寄予股東之有關回購決議案之説明書載於本文件之附錄二，其中盡可能載有所有所需的資料，以供股東就贊成或反對該等決議案時，能作出明智的決定。

8. 股東週年大會

建議於2010年5月28日星期五中午12時正在香港中環金融街八號四季酒店四季大禮堂舉行本公司股東週年大會之通告載於第12頁至第15頁。在股東週年大會上，第3、6(I)、6(II)、6(III)及6(IV)項普通決議案將被提出，以重選退任董事、批准派送紅股、更新購回股份之一般性授權以及更新配發、發行及以其他方式處置新增股份之一般性授權。

隨本文件附奉股東週年大會之代表委任表格。無論 閣下能否出席該大會，務請將該代表委任表格按其上印列之指示填妥，並盡快交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17M樓，而無論如何最遲須於大會指定舉行時間48小時前交回。填妥及交回代表委任表格後， 閣下仍可出席股東週年大會(包括其續會)及投票。

股東週年大會主席將於大會上根據本公司組織章程細則第70條，要求以投票方式表決所有於本會議通告中列明之每項決議案。

9. 推薦意見

董事會相信重選退任董事、派送紅股及更新一般性授權購回股份及發行新股份符合本公司及其股東之利益，因此建議 閣下在股東週年大會上投票贊成將予提呈之所有有關決議案。

此致

列位股東

主席
李兆基
謹啟

2010年4月26日

6. 買賣安排

有關紅股上市及買賣之申請，已提交聯交所上市委員會。在有關紅股在聯交所上市及買賣之申請獲批准及遵守結算公司接納股份規定之條件下，紅股將由其開始在聯交所買賣之日或由結算公司決定之其他日期起，被結算公司接納為可以存放於中央結算系統並經該系統進行交收及結算之合資格證券。與中央結算系統有關之一切活動均須遵守不時實施之中央結算系統之一般規則及操作程序。

聯交所會員之間於任何交易日內進行之交易須於該交易日之後第二個交易日於中央結算系統結算。

紅股將以每手1,000股股份為買賣單位。預期紅股股票將於2010年5月31日星期一寄予各股東，郵誤風險概由有關股東負責，預期紅股將於2010年6月2日星期三或前後開始買賣。

股份並無於聯交所以外之其他證券交易所上市或買賣。本公司董事不擬向聯交所以外之其他證券交易所提交紅股上市及買賣之申請。

買賣紅股須支付香港印花稅。

7. 一般性授權發行股份及購回股份的更新

本公司在2009年5月14日舉行之上屆之股東週年大會上，通過普通決議更新給予董事會(i)購回面值總額不超過本公司於2009年5月14日之已發行股本面值總額10%之股份；及(ii)配發、發行及以其他方式處置不超過本公司於2009年5月14日之已發行股本面值總額之20%，當配發之股份全為籌集資金者，則不超過本公司於當日之已發行股本面值總額之10%，以及本公司根據上述(i)，(如有)購回之任何股份之面值(最多達本公司於2009年5月14日之已發行股本面值總額10%)總額之股份之一般性授權。

根據《條例》及《上市規則》之條款，除非在本屆之股東週年大會上重新作出上述一般性授權，否則此等授權將在本屆之股東週年大會完結時失效。載於股東週年大會通告第6(II)、6(III)及6(IV)項決議案將於本屆之股東週年大會上提呈，以重新作出該等授權。有關此等決議案，董事會欲說明目前並無計劃根據有關授權購回任何股份或發行任何新股份或認股權證。

根據組織章程細則第91條，獲董事會委任以填補臨時空缺或成為董事會增添成員之董事之任期僅直至舉行本公司下屆股東大會為止，並合資格於大會上重選連任，但不會計入該大會上輪值告退之董事名單或董事人數內。按照組織章程細則第91條，潘宗光教授(本公司之非執行董事)之任期將於股東週年大會舉行時屆滿，但仍可再選連任，並已願意再獲提名重選連任。

有關梁希文先生、李家傑先生、關育材先生及潘宗光教授之個人資料載於本文件之附錄一。

3. 派送紅股

董事會建議以本公司部分股本溢價賬撥充股本，按記錄日期名列股東名冊之股東每持有十股現有股份獲派送一股紅股之基準，以紅利方式發行入賬列作繳足股款之股份。該等紅股將由發行日期起在各方面與股份享有同等權益，惟無權享有本公司宣布或建議派發截至2009年12月31日止財政年度之任何股息。零碎紅股將不會派發給股東，而會彙集及出售，所得收益撥歸本公司所有。於最後實際可行日期，已發行之股份數目為6,529,383,584股股份。以該數字為基準，及假設於記錄日期前本公司並無發行或回購股份，則將發行之紅股數目為652,938,358股股份。

4. 派送紅股之條件

派送紅股之條件為：

(a) 股東於本公司股東週年大會上批准載於股東週年大會通告第6(I)項決議案；及

(b) 聯交所上市委員會批准紅股上市及買賣。

5. 暫停辦理股份過戶登記

本公司將由2010年5月18日星期二至2010年5月20日星期四(包括首尾兩天)暫停辦理股份過戶登記，以確定股東對擬派截至2009年12月31日止財政年度之末期股息及獲派送紅股所應享有之權利，以及有權出席股東週年大會(包括其續會)及於會上投票。為確保有資格收取建議之末期股息及紅股，以及有權出席股東週年大會(包括其續會)及於會上投票，所有股份過戶文件連同有關股票，必須於2010年5月17日星期一下午4時30分前交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716舖。

香港中華煤氣有限公司

(根據公司條例在香港註冊成立)

董事：
李兆基博士(主席)*
梁希文先生**
林高演先生*
李國寶博士**
李家傑先生*
陳永堅先生
關育材先生
李家誠先生*
潘宗光教授**

註冊辦事處：
香港
北角渣華道
363號

*　非執行董事
**　獨立非執行董事

敬啟者：

建議重選退任董事
派送紅股及
一般性授權發行股份及購回股份的更新

1. 緒言

於2010年3月16日公布本公司截至2009年12月31日止財政年度經審核業績時，董事會建議派送紅股。建議派送紅股的細節連同有關更新給予董事會發行股份及購回股份之一般性授權之建議詳見下文。除此以外，本文件並旨在向各股東發出股東週年大會通告。本屆股東週年大會之目的，是考慮，其中包括，並在各股東認為適當之情況下通過決議案，以重選退任董事、批准派送紅股及更新發行股份及購回股份之一般性授權。

2. 重選退任董事

根據組織章程細則，在每一屆之股東週年大會上，三分之一之非執行董事及三分之一之執行董事須輪值告退。根據組織章程細則第97條，於本屆股東週年大會舉行時，梁希文先生、李家傑先生(本公司之非執行董事)及關育材先生(本公司之執行董事)輪值告退，但仍可再選連任，並已願意再獲提名重選連任。

在本文件及其附錄中，除文義另有所指外，下列詞語涵義如下：

「股東週年大會」	指	訂於2010年5月28日星期五中午舉行之本公司股東週年大會，大會通告載於本文件第12頁至第15頁
「組織章程細則」	指	不時修訂的本公司組織章程細則
「董事會」	指	董事會
「派送紅股」	指	建議之紅股派送
「紅股」	指	建議按本文件所述條款發行作為紅利之股份
「中央結算系統」	指	由結算公司設立及經營之中央結算及交收系統
「本公司」	指	香港中華煤氣有限公司
「董事」	指	本公司的董事
「結算公司」	指	香港中央結算有限公司
「最後實際可行日期」	指	2010年4月20日，即本文件付印前確定本文件所載之若干資料之最後實際可行日期
「《上市規則》」	指	《聯交所證券上市規則》
「《條例》」	指	《公司條例》(香港法例第32章)
「記錄日期」	指	2010年5月20日星期四，即確定可獲發末期股息及紅股，以及有權出席股東週年大會及於會上投票之日期
「股東名冊」	指	本公司之股東名冊
「股東」	指	股份持有人
「股份」	指	本公司股本中每股面值0.25港元之股份
「聯交所」	指	香港聯合交易所有限公司
「港元」	指	中華人民共和國香港特別行政區法定貨幣港元

	2010年
買賣帶有可獲派發末期股息及紅股之股份之最後日期	5月13日星期四
買賣未帶有可獲派發末期股息及紅股之股份之首日	5月14日星期五
交回有關過戶文件以獲派發末期股息及紅股之最後期限	5月17日星期一下午4時30分
暫停辦理過戶登記(包括首尾兩天)	由5月18日星期二至5月20日星期四
確定對末期股息及派送紅股之享有權，以及有權出席股東週年大會及於會上投票之記錄日期	5月20日星期四
恢復辦理過戶登記	5月24日星期一
交回股東週年大會代表委任表格	5月26日星期三中午前
股東週年大會	5月28日星期五中午
寄發股息支票及紅股股票	5月31日星期一
首日買賣紅股	6月2日星期三或前後

目錄

此乃要件 請即處理

閣下對本文件各方面內容或應辦之手續**如有任何疑問**，應諮詢股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下**如已售出**名下所有香港中華煤氣有限公司股份，應立即將本文件連同隨附之代表委任表格送交買主，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。



香港中華煤氣有限公司

(根據公司條例在香港註冊成立)

(股份代號：3)

股東週年大會通告
建議
重選退任董事
派送紅股
及
一般性授權
發行股份及購回股份的更新

香港中華煤氣有限公司訂於2010年5月28日星期五中午12時正舉行股東週年大會，假座香港中環金融街八號四季酒店四季大禮堂舉行股東週年大會，在該大會上將會考慮上述建議，該大會之通告載於第12頁至第15頁。無論 閣下能否出席大會，均請按照隨附之代表委任表格上印列之指示將有關表格填妥及儘快交回，最遲須於大會指定舉行時間48小時前交回(包括其續會)。

2010年4月26日



THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

(Stock Code: 3)

PROXY FORM (ANNUAL GENERAL MEETING – 28TH MAY 2010)

I/We being a member/members of The Hong Kong and China Gas Company Limited (the "Company") and entitled to vote at the meeting hereafter mentioned, hereby appoint * the Chairman of the Meeting, DR. THE HON. LEE SHAU KEE, or failing him, *MR. COLIN LAM KO YIN, or failing him, *MR. LEE KA KIT, or failing him, *MR. LEE KA SHING (all of whom are Directors of the Company), OR

____

(Please insert full name and address of person or persons whom you wish to appoint)

as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 28th May 2010 and at every adjournment thereof in respect of the resolutions set out in the Notice of Annual General Meeting as indicated below, and if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	FOR	AGAINST
1.	To receive and consider the statement of accounts for the financial year ended 31st December 2009 and the reports of the Directors and Auditors thereon		
2.	To declare a final dividend		
3(I).	To re-elect Mr. Leung Hay Man as Director		
3(II).	To re-elect Mr. Lee Ka Kit as Director		
3(III).	To re-elect Mr. James Kwan Yuk Choi as Director		
3(IV).	To re-elect Professor Poon Chung Kwong as Director		
4.	To re-appoint PricewaterhouseCoopers as Auditors and to authorise the Directors to fix their remuneration		
5.	To approve each Director's fee, the additional fee for the Chairman and the fee for each member of the Audit Committee		
6(I).	To approve the issue of Bonus Shares		
6(II).	To approve the renewal of the general mandate to the Directors for repurchase of Shares		
6(III).	To approve the renewal of the general mandate to the Directors for the issue of additional Shares		
6(IV).	To authorise the Board of Directors to allot, issue or otherwise deal with additional Shares equal to the number of Shares repurchased under Resolution 6(II)		

FULL NAME(S) OF
SHAREHOLDER(S) ________________ (ENGLISH) ________________ (CHINESE)

ADDRESS ________________________________

________________ CONTACT TEL. NO. ________________

SIGNATURE(S) ________________ DATED THIS ________ DAY OF ________ 2010

Notes:

1. Please indicate with a "✔" in the spaces beside each resolution on how you wish the proxy to vote on your behalf. If left blank, the proxy will vote for or against the resolution or abstain at his discretion.
2. If there are joint holders of any Share, only one need to sign. Any one of the joint holders may vote at the meeting, either personally or by proxy as if he were solely entitled thereto. But if more than one joint holder is present, personally or by proxy, only the vote of the senior holder will be counted. For this purpose, seniority will be determined by the order in which the names stand in the register of members in respect of the joint holding.
3. If the member is a corporation, this form must be executed either under its common seal or under the hand of an officer or attorney or other person duly authorised in writing.
4. To be valid, this proxy form and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, must be completed, signed and deposited with the Company's share registrar, Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for the meeting or any adjournment thereof.
5. A proxy need not be a member of the Company.

* *These names should be deleted if person(s) other than the Directors is/are appointed as proxy. Any alteration to this form must be initialled by the person who signs it.*



香港中華煤氣有限公司

(根據公司條例在香港註冊成立)

(股份代號:3)

(2010年5月28日舉行之股東週年大會)
代表委任表格

本人／吾等為香港中華煤氣有限公司(「本公司」)之股東，並有權在下述之會議中投票，茲委任*大會主席李兆基博士，如其未能出任，或*林高演先生，如其未能出任，或*李家傑先生，如其未能出任，或*李家誠先生(彼等皆為本公司之董事)，或

____

(請填寫擬委任為代表人士之姓名及地址)

為本人／吾等之代表，代表本人／吾等出席於2010年5月28日舉行之股東週年大會及其任何續會，及就下列載於股東週年大會通告之決議案，按以下指示或倘若未有給予指示，則按本人／吾等之代表認為適當之做法投票表決。

	決議案	贊成	反對
1.	省覽截至2009年12月31日止財政年度之年結及董事會及核數師之報告書		
2.	宣布分派末期股息		
3(I).	重新選舉梁希文先生為董事		
3(II).	重新選舉李家傑先生為董事		
3(III).	重新選舉關育材先生為董事		
3(IV).	重新選舉潘宗光教授為董事		
4.	重新委聘羅兵咸永道會計師事務所為本公司之核數師，並授權董事會釐訂其酬金		
5.	通過董事袍金、主席之額外袍金及審核委員會成員之酬金		
6(I).	通過派送紅股		
6(II).	通過授予董事會一般權力，以購回本公司之股份的更新		
6(III).	通過授予董事會一般權力，以發行本公司之額外股份的更新		
6(IV).	授權董事會配發、發行或以其他方式處置相等於根據第6(II)項決議案授權而購回之股份數目之額外股份		

股東姓名 ______________________ (英文) ______________________ (中文)

地址 ______________________________

______________________ 聯絡電話 ______________________

簽名 ______________________ 日期：2010年 ________ 月 ________ 日

附註：

1. 請在上列空格以「✓」表明對每一項決議案於投票表決時　閣下希望代表如何代　閣下投票。倘若　閣下未有表明代表應如何投票時，則代表可自行決定投票贊成或反對或放棄投票。
2. 如屬聯名股東，則只需其中一位聯名股東簽署。任何一位聯名股東可親自或委任代表出席會議進行投票，猶如該位聯名股東獨自持有全部該等聯名股份一般。但假若超過一位該等聯名股東親自出席或委任代表出席會議時，則以享有優先投票權之一位聯名股東所投之票方為有效。就此而言，在股東名冊上就聯名股份排名次序較先之聯名股東享有優先投票權。
3. 若股東為一法團，則此表格須蓋上公司印鑑或由已獲書面正式授權之職員或受託人或其他人士簽署。
4. 此代表委任表格及簽署代表委任表格授權書或其他授權文件(如有)或經公證人簽署證明之有關授權文件之副本，最遲須於會議或任何續會舉行前48小時填寫及簽署妥當並送達本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17M樓，方屬有效。
5. 代表毋須為本公司之股東。

* *若　閣下擬委任董事以外之其他人士為其代表，則請將上述董事姓名刪去。代表委任書之每項更正，均須由簽署人加簽確認。*

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934


Towngas
The Hong Kong and China Gas Company Limited

26 April 2010

Dear Shareholders,

The Hong Kong and China Gas Company Limited (the "Company") - 2009 Annual Report and Circular

The 2009 Annual Report and Circular of the Company prepared in the language different from those you have received are available from the Company or the Company's share registrar, Computershare Hong Kong Investor Services Limited, upon request. The 2009 Annual Report and Circular are also available (in English and Chinese) on the Company's website at www.towngas.com as well as the HKExnews' website at www.hkexnews.hk. If you have any difficulty in receiving or gaining access to such documents for any reason, please send a notice to the Company's share registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong or by email at compsec@towngas.com, stating which version of the printed documents (English or Chinese or both) you would like to receive. We will promptly upon the receipt of your notice send the printed copy of such documents to you free of charge.

You may at any time change your choice of language or means of receipt of the Company's corporate communications, free of charge, by completing the Change Request Form below and returning it to the Company's share registrar, Computershare Hong Kong Investor Services Limited, using the pre-paid envelope or by email at compsec@towngas.com with the relevant details .

If you have any queries relating to this letter, please call our hotline at (852) 2963 3231.

The Hong Kong and China Gas Company Limited

.......✂...(please tear here)..

CHANGE REQUEST FORM

To: The Hong Kong and China Gas Company Limited (the "Company")

You do NOT need to complete this form if you have received the documents in the language and by the means of receipt you want.

I/We would like to receive the corporate communication of the Company in the manner as indicated below:
*(Please tick **ONLY ONE** box of the following Options (a) to (e))*

Website Version Options

To rely on copies of the Corporate Communication posted on the Company's website in lieu of any or all of the printed copies and by the following ways to acknowledge the notice of the publication of the Corporate Communication on the Company's website.

(a) ☐ to rely on the **electronic** notification posted on the Company's website; **OR**

(b) ☐ to receive **by post** a printed copy of the notification; **OR**

Printed Version Options

(c) ☐ printed **English version only**; **OR**

(d) ☐ printed **Chinese version only**; **OR**

(e) ☐ **both the printed English and Chinese versions**.

Notes:
1. *The above instruction will apply to all corporate communications of the Company to be sent to you until you inform us otherwise.*
2. *If your shares are held in joint names, all joint holders or the senior holder whose name stands first on the register of members in respect of the joint holding should sign on this reply in order to be valid.*

Shareholder's name: ____________________ (English) ____________________ (Chinese)

Shareholder's registered address: ____

Shareholder's signature: ____________________ Contact telephone no.: ____________________

Dated this __________ day of ____________ 2010


煤氣
香港中華煤氣有限公司

敬啓者:

香港中華煤氣有限公司(「本公司」)— 2009年年報及通函

本公司或本公司之股份登記處「香港中央證券登記有限公司」，在收到 閣下的要求後，可提供 閣下所收到的2009年年報及通函版本以外另一種語言編製的版本。閣下亦可在本公司網站(www.towngas.com)和香港交易所披露易網站(www.hkexnews.hk)閱覽2009年年報及通函(英文及中文版本)。倘若 閣下因任何理由以致在收取或接收該等文件上出現困難，請致函本公司股份登記處「香港中央證券登記有限公司」，地址為香港灣仔皇后大道東183號合和中心17M樓或以電郵發送至compsec@towngas.com。信中請列明 閣下希望索取之印刷版本(中文或英文或同時索取中、英文版本)，本公司將於接到 閣下通知後，立即向 閣下免費寄發該等文件之印刷本。

如 閣下欲更改已選擇的本公司之公司通訊語言版本及收取方式，可隨時填寫下方的更改回條，然後以已預付郵費的回郵信封把回條寄交本公司的股份登記處「香港中央證券登記有限公司」或把有關資料以電郵發送至compsec@towngas.com。

倘 閣下對本函有任何疑問，請致電本公司熱線(852) 2963 3231查詢。

此致

列位股東

香港中華煤氣有限公司
2010年4月26日

……✂……(請沿虛線撕開)……

更改回條

致: 香港中華煤氣有限公司(「本公司」)

倘 閣下收到的文件版本所採用的語言及收取方式符合 閣下意願，則毋須填寫本回條。
關於本公司日後發佈的公司通訊，本人/吾等欲:(只可選擇一項，請於以下適當的空格加上「✓」號。)

網上版本

依賴在本公司網站上登載之公司通訊，以代替任何或所有印刷本，以及以下列方式得悉有關公司通訊已在本公司網站登載之通告

(a) ☐ 在本公司網站上刊載之**電子通告**；或

(b) ☐ **以郵遞方式**收取通告印刷本；或

印刷版本

(c) ☐ **英文印刷本**；或

(d) ☐ **中文印刷本**；或

(e) ☐ **中、英文印刷本**。

附註: 1. 上述指示將適用於本公司發出的所有公司通訊文件，直至 閣下另行通知為止。
2. 如屬聯名股東，則本更改回條須由所有聯名股東或於本公司股東名冊上就聯名股份其姓名位列首位的聯名股東簽署，方為有效。

股東姓名: ______________ (英文) ______________ (中文)

股東登記地址: ______________

股東簽署: ______________ 聯絡電話: ______________

日期: 2010年 ____ 月 ____ 日

260410-00003-3

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

Towngas
The Hong Kong and China Gas Company Limited

26 April 2010

Dear Shareholders,

Election of Language and Means of Receipt of Corporate Communication

We are writing to seek your election in relation to the despatch of corporate communication ("Corporate Communication") of The Hong Kong and China Gas Company Limited (the "Company"). Corporate Communication includes, but not limited to, annual reports and accounts, summary financial reports (where applicable), interim reports, summary interim reports (where applicable), notices of general meetings, listing documents, circulars, proxy forms and any other documents to be given or issued by or on behalf of the Company for your information or action. You may choose either (i) to receive a printed English version only or a printed Chinese version only or both printed English and Chinese versions of any Corporate Communication; or (ii) to rely on copies of Corporate Communications published on the Company's website in place of being sent a printed copy of such Corporate Communication.

Please tick the appropriate box, sign and return the reply slip below in the envelope provided to the Company's share registrar, Computershare Hong Kong Investor Services Limited. If we do not receive the reply slip from you within 30 days from the date of this letter and until you inform us by reasonable notice in writing, only a printed Chinese version of the Corporate Communication will be sent if you are a Hong Kong shareholder who is a natural person with a Chinese name and an address in Hong Kong as appearing on the register of members. Otherwise, we will only send you a printed English version of the Corporate Communication.

After making your choice and returning the reply slip, you may still change it at any time free of charge by reasonable notice in writing to our Company's share registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong or by email at compsec@towngas.com, stating your name(s) in both Chinese and English, address, contact telephone number, number of shares held and details of change of choice.

Please note that both printed English and Chinese versions of the Corporate Communication will be available from the Company or the Company's share registrar upon request. Corporate Communication will also be available on the Company's website at www.towngas.com as well as on the HKExnews' website at www.hkexnews.hk from the date of despatch.

If you have any queries relating to this letter, please call our hotline at (852) 2963 3231.

The Hong Kong and China Gas Company Limited

.......✂...(please tear here)..

Reply Slip

To: The Hong Kong and China Gas Company Limited (the "Company")

I/We would like to receive the Corporate Communication of the Company in the manner as indicated below:
*(Please tick **ONLY ONE** box of the following Options (a) to (e))*

Website Version Options

To rely on copies of the Corporate Communication posted on the Company's website in lieu of any or all of the printed copies and by the following ways to acknowledge the notice of the publication of the Corporate Communication on the Company's website.

(a) ☐ to rely on the **electronic** notification posted on the Company's website; **OR**

(b) ☐ to receive **by post** a printed copy of the notification; **OR**

Printed Version Options

(c) ☐ printed **English version only** ; **OR**

(d) ☐ printed **Chinese version only**; **OR**

(e) ☐ **both the printed English and Chinese versions**.

Note: If your shares are held in joint names, all joint holders or the senior holder whose name stands first on the register of members in respect of the joint holding should sign on this reply slip in order to be valid.

Shareholder's name: ______________________ (English) ______________________ (Chinese)

Shareholder's registered address: ____

Shareholder's signature: ______________________ Contact telephone no.: ______________________

Dated this __________ day of ______________ 2010

260410-00003-1


煤氣
香港中華煤氣有限公司

敬啓者：

選擇公司通訊的語言版本及收取方式

香港中華煤氣有限公司(「本公司」)現致函 閣下就本公司日後寄發之公司通訊(「公司通訊」)提供選擇。公司通訊包括但不限於年報及會計賬目、財務摘要報告(如適用)、中期報告書、中期摘要報告書(如適用)、股東大會通告、上市文件、通函、代表委任表格，和其他本公司或代表本公司發出或發送以供 閣下參照或採取行動的任何文件。 閣下可選擇：(i) 只收取公司通訊的中文或英文印刷本，或同時收取中、英文印刷本；或 (ii) 依賴在本公司網站上登載之公司通訊，以代替收取公司通訊之印刷本。

請 閣下於回條上適當空格內劃上「✓」號，簽署後以隨附之信封寄回本公司股份登記處「香港中央證券登記有限公司」。如本公司於本函發出日期起30日內仍未收到 閣下的回條，及直至 閣下另行以書面通知本公司為止，所有於股東名冊上具有中文姓名及香港地址的香港個人股東，將只會收取公司通訊之中文印刷本。其他股東則只會收取公司通訊之英文印刷本。

在作出選擇及寄回回條後， 閣下仍可在任何時間以書面通知本公司股份登記處「香港中央證券登記有限公司」更改 閣下的選擇，費用全免。香港中央證券登記有限公司地址為香港灣仔皇后大道東 183 號合和中心 17M 樓或以電郵發送至 compsec@towngas.com，信中請列明股東之中、英文姓名、地址、聯絡電話、所持股數和有關選擇之變更情況。

敬請注意：本公司及本公司的股份登記處均備有中、英文印刷本的公司通訊，以供股東索閱。自公司通訊寄發日起，股東亦可於本公司網站(www.towngas.com)和香港交易所披露易網站(www.hkexnews.hk)瀏覽有關公司通訊。

如 閣下對本函有任何疑問，請致電本公司熱線(852) 2963 3231 查詢。

此致

列位股東

香港中華煤氣有限公司
2010 年 4 月 26 日

……✂……………………………(請沿虛線撕開)……………………………

回條

致：　香港中華煤氣有限公司(「本公司」)

本人／我們希望以下列方式收取本公司之公司通訊：
(請從下列(a)至(e)的選擇中，僅在其中一個空格內劃上「✓」號)

網上版本

依賴在本公司網站上登載之公司通訊，以代替任何或所有印刷本，以及以下列方式得悉有關公司通訊已在本公司網站登載之通告

(a) ☐ 在本公司網站上刊載之**電子通告**；或

(b) ☐ **以郵遞方式**收取通告印刷本；或

印刷版本

(c) ☐ **英文印刷本**；或

(d) ☐ **中文印刷本**；或

(e) ☐ **中、英文印刷本**。

附註：如屬聯名股東，則本回條須由所有聯名股東或於本公司股東名冊上就聯名股份其姓名位列首位的聯名股東簽署，方為有效。

股東姓名：＿＿＿＿＿＿＿＿ (英文) ＿＿＿＿＿＿＿＿ (中文)

股東登記地址：＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿＿

股東簽署：＿＿＿＿＿＿＿＿ 聯絡電話：＿＿＿＿＿＿＿＿

日期：　2010 年 ＿＿＿＿ 月 ＿＿＿＿ 日

260410-00003-1